                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    N/A    )*



                                   NFO Research, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                                     Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     629103 10 2
                                ---------------------
                                    (CUSIP Number)

         James B. Wood                      Walter P. Smith
         Prognostics Corp.                  9 Valley Oak
         900 Hansen Way                     Portola Valley, CA 94028
         Palo Alto, CA 94304-1060

--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)


                                    April 1, 1997
                  --------------------------------------------------
                (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP No. 629103 10 2                                         Page 2 of 10 Pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                   James B. Wood
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [   ]
                                                                      (b)  [ X ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*                                                        OO

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [  ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

--------------------------------------------------------------------------------
  NUMBER OF   7    SOLE VOTING POWER                                     651,844
    SHARES    ------------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY   ------------------------------------------------------------------
     EACH     9    SOLE DISPOSITIVE POWER                                651,844
  REPORTING   ------------------------------------------------------------------
 PERSON WITH  10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       651,844

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                [  ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    5.4%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*                                               IN

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP No. 629103 10 2                                         Page 3 of 10 Pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         Walter P. Smith Trust Agreement dated February 20, 1986
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [   ]
                                                                      (b)  [ X ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*                                                        OO

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [  ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                             California

--------------------------------------------------------------------------------
  NUMBER OF   7    SOLE VOTING POWER
    SHARES    ------------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER                                   970,884
   OWNED BY   ------------------------------------------------------------------
     EACH     9    SOLE DISPOSITIVE POWER
  REPORTING   ------------------------------------------------------------------
 PERSON WITH  10   SHARED DISPOSITIVE POWER                              970,884
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       970,884

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                [  ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    8.0%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*                                               OO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP No. 629103 10 2                                         Page 4 of 10 Pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                 Walter P. Smith
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [   ]
                                                                      (b)  [ X ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*                                                        AF

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [  ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

--------------------------------------------------------------------------------
  NUMBER OF   7    SOLE VOTING POWER
    SHARES    ------------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER                                   970,844
   OWNED BY   ------------------------------------------------------------------
     EACH     9    SOLE DISPOSITIVE POWER
  REPORTING   ------------------------------------------------------------------
 PERSON WITH  10   SHARED DISPOSITIVE POWER                              970,844
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      970,844

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                [  ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    8.0%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*                                               IN

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP No. 629103 10 2                                         Page 5 of 10 Pages

ITEM 1.  SECURITY AND ISSUER.

(a) Common Stock

(b) NFO Research, Inc.
    2 Pickwick Plaza
    Suite 400
    Greenwich, Connecticut 06830


ITEM 2.  IDENTITY AND BACKGROUND.

The information in this Item 2, as well as the information under Items 3, 4, 5 and 6, is provided for each reporting person and for each person for whom information is required to be provided by General Instruction C to Schedule 13D (Reg. Section 240.13d-101).

JAMES B. WOOD

(a) James B. Wood

(b) c/o Prognostics Corp.
    900 Hansen Way
    Palo Alto, CA 94304-1060

(c) President and Chief Executive Officer of Prognostics Corp., a wholly-owned subsidiary of NFO Research, Inc. Prognostics Corp. is engaged in market research and customer satisfaction surveys and related consultation services.

(d) During the last five years, Mr. Wood has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Wood was not a party to a civil proceeding of a judicial or administrative body as a result of which Mr. Wood was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States citizen.

WALTER P. SMITH TRUST AGREEMENT DATED FEBRUARY 20, 1986

(a) Walter P. Smith Trust Agreement dated February 20, 1986 (the "TRUST").

(b) 9 Valley Oak
    Portola Valley, CA 94028

(c) The Trust was established by Walter P. Smith, as settlor and trustee, for himself during his lifetime and thereafter for his children and descendents.

(d) During the last five years, the Trust has not been convicted in a criminal proceeding.

                                     SCHEDULE 13D

CUSIP No. 629103 10 2                                         Page 6 of 10 Pages

(e) During the last five years, the Trust was not a party to a civil proceeding of a judicial or administrative body as a result of which the Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

WALTER P. SMITH (SETTLOR AND TRUSTEE OF THE WALTER P. SMITH TRUST AGREEMENT DATED FEBRUARY 20, 1986)

(a) Walter P. Smith

(b) 9 Valley Oak
    Portola Valley, CA 94028

(c) Consultant to Prognostics Corp., a wholly-owned subsidiary of NFO Research, Inc. Prognostics Corp. is engaged in market research and customer satisfaction surveys and related consultation services.

(d) During the last five years, Mr. Smith has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Smith was not a party to a civil proceeding of a judicial or administrative body as a result of which Mr. Smith was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On April 1, 1997, NFO Research, Inc., a Delaware corporation ("NFO"), acquired one hundred percent (100%) of the outstanding stock of Prognostics, a California corporation (the "Company") and provider of survey-based quantitative customer satisfaction research to information technology companies. The transaction was effected through the issuance of
    1.726 million newly issued shares of NFO Common Stock pursuant to the terms of an Agreement and Plan of Merger dated as of March 20, 1997 (the "Merger Agreement") by and among Prognostics, NFO, Prognostics Corp., a Delaware corporation and wholly-owned subsidiary of NFO ("Prognostics"), and the shareholders of the Company, including James B. Wood and the Trust. Upon consummation of the transaction, the Company was merged into and with Prognostics and became a wholly-owned subsidiary of NFO (the "Merger"). Pursuant to the terms of the Merger Agreement, each share of non-voting Common Stock of the Company was converted into the right to receive
    59.99477 shares of NFO Common Stock and each share of Preferred Stock of the Company was converted into the right to receive 4.72813 shares of NFO Common Stock. As a result, James B. Wood received an aggregate of six hundred fifty-one thousand eight hundred forty-four (651,844) shares of NFO Common Stock (in exchange for an aggregate of ten thousand eight hundred sixty-five (10,865) shares of the Company's non-voting Common Stock) and the Trust received an aggregate of nine hundred seventy thousand eight hundred forty-four (970,844) shares of NFO Common Stock (in exchange for an aggregate of fifteen thousand (15,000) shares of the Company's Preferred Stock and fifteen thousand (15,000) shares of the Company's non-voting Common Stock). Pursuant to the terms of the Indemnification and Escrow Agreement entered into concurrently with the consummation of the Merger, five percent (5%) of the shares of NFO Common Stock received by the Company's shareholders pursuant to the Merger Agreement were deposited in escrow to secure certain indemnification obligations of the Company's shareholders in connection with the Merger. The transaction was accounted for as a pooling of interests. The closing price of a share of NFO Common Stock on the Nasdaq National Market System on April 1, 1997 was Seventeen and Seven-Eighths Dollars ($17.875). Walter P. Smith is the settlor and sole trustee of the Trust. Pursuant to the terms of the Trust, Mr. Smith has sole investment and voting power over the shares of NFO Common Stock held by the Trust.

                                     SCHEDULE 13D

CUSIP No. 629103 10 2                                         Page 7 of 10 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

    The purpose of the transaction was to effect the acquisition of the Company by NFO. The shares of NFO Common Stock beneficially owned by the reporting persons were received in exchange for shares of Preferred and non-voting Common Stock of the Company pursuant to the terms of the Merger Agreement described in Item 3 above which is incorporated herein by reference. In addition, upon consummation of the Merger, NFO and each of the Company's shareholders entered into a Registration Rights Agreement which provides the shareholders certain rights to register under the Securities Act of 1933, as amended, the shares of NFO Common Stock received by such shareholders pursuant to the Merger. Upon consummation of the Merger, Mr. Wood also became President and Chief Executive Officer of Prognostics pursuant to the terms of an Employment Agreement with Prognostics, and Walter B. Smith entered into a Consulting Agreement with Prognostics pursuant to which Mr. Smith agreed to provide consulting services to Prognostics on various matters relating to its current and future business. Mr. Wood and the Trust may from time to time sell, assign, gift or otherwise transfer their respective shares of NFO Common Stock in accordance with applicable securities laws and subject to compliance with any applicable contractual restrictions.

    Except as set forth above, no person named in Item 2 to this Schedule 13D has any plans or proposals which relate to or would result in: (a) the acquisition by any such person of any additional securities of NFO, or the disposition of securities of NFO; (b) an extraordinary corporate transaction, such as a merger or liquidation, involving NFO or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of NFO or any of its subsidiaries; (d) any change in the present Board of Directors or management of NFO, including any plans or proposals to change the number or term or directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of NFO; (f) any other material change in NFO's business or corporate structure; (g) changes in NFO's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NFO by any person; (h) causing a class of securities of NFO to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of NFO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the foregoing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The following table sets forth the aggregate number and percentage of the class of securities identified in Item 1 beneficially owned (identifying those shares which there is a right to acquire) by each person named in
    Item 2 of this Schedule 13D. The following information is based upon information regarding the number of securities outstanding as supplied by NFO.

                                       Number of Shares    Percentage of Class
Person                                Beneficially Owned   Beneficially Owned
------                                ------------------   ------------------

                                                 Right to             Right to
                                      Aggregate  Acquire   Aggregate  Acquire
                                      ---------  -------   ---------  -------

James B. Wood                         651,844     -          5.4%       -
The Walter P. Smith Trust Agreement
dated February 20, 1986               970,844     -          8.0%       -
Walter P. Smith                       970,844  970,844       8.0%      8.0%

                                     SCHEDULE 13D

CUSIP No. 629103 10 2                                         Page 8 of 10 Pages

(b) The information contained in Lines (7), (8), (9) and (10) of the cover pages hereof (Pages 2 through 4) is incorporated herein by this reference.

(c) Inapplicable.

(d) Inapplicable

(e) Inapplicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as described herein and in Items 3 and 4 which are incorporated herein by reference, none of the reporting persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of NFO, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

    All of the NFO shares received by James B. Wood pursuant to the Merger remained subject to the security interest held by Prognostics (as successor to the Company) in the shares of Company stock exchanged by Mr. Wood for the NFO shares by virtue of (i) a Pledge and Assignment of Stock Certificate issued pursuant to a certain Buy-Sell Agreement made by James
    B. Wood in favor of the Company dated as of December 19, 1994, as amended on August 31, 1995 (the "Buy-Sell Agreement"), securing James B. Wood's obligation to the Company under a Promissory Note dated as of December 19, 1994, in the original principal amount of Forty Thousand Dollars ($40,000), and (ii) a Pledge and Assignment of Stock Certificate issued pursuant to the Buy-Sell Agreement, securing James B. Wood's obligations to the Company under a Promissory Note dated as of August 31, 1995, in the original principal amount of Three Thousand Four Hundred Sixty Dollars ($3,460). On April 4, 1997, Mr. Woods also pledged an aggregate of Forty-Two Thousand Three Hundred Fifty-Three (42,353) of the shares of NFO Common Stock received by him pursuant to the Merger as security for a loan from Fleet National Bank in the principal amount of Two Hundred Forty Thousand Dollars ($240,000) pursuant to the terms of a Time Promissory Note and Pledge Agreement as of such date. This loan from the Fleet National Bank was obtained to finance certain transaction costs associated with the acquisition of the Company by NFO. At the same time, the Trust pledged an aggregate of Sixty-Three Thousand Five Hundred Thirty (63,530) shares of NFO Common Stock as security for a loan obtained for similar purposes in the principal amount of Three Hundred Sixty Thousand Dollars ($360,000) from Fleet National Bank pursuant to the terms of a Time Promissory Note and Pledge Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A. Attached hereto as Exhibit "A" is a copy of the reporting persons' agreement pursuant to Rule 13d-1(f)(1)(iii).

         B. Attached hereto as Exhibit "B" is a copy of the Merger Agreement dated March 20, 1997 by and among Prognostics, the Company, NFO and the shareholders of the Company.

         C. Attached hereto as Exhibit "C" is a copy of the Indemnification and Escrow Agreement dated as of April 1, 1997, by and among NFO, the shareholders of the Company and The Chase Manhattan Bank.

                                     SCHEDULE 13D

CUSIP No. 629103 10 2                                         Page 9 of 10 Pages

         D. Attached hereto as Exhibit "D" is a copy of the Registration Rights Agreement dated as of April 1, 1997, by and between NFO and the shareholders of the Company.

         E. Attached hereto as Exhibit "E" is a copy of the Pledge and Assignment of Stock Certificate made by James B. Wood in favor of the Company pursuant to the Buy-Sell Agreement.

         F. Attached hereto as Exhibit "F" is a copy of the Pledge and Assignment of Stock Certificate made by James B. Wood in favor of the Company pursuant to the Buy-Sell Agreement.

         G. Attached hereto as Exhibit "G" is a copy of the Buy-Sell Agreement dated as of December 19, 1994, as amended August 31, 1995 between James B. Wood and the Company.

         H. Attached hereto as Exhibit "H" is a copy of the Pledge Agreement dated April 4, 1997 made by James B. Wood in favor of Fleet National Bank.

         I. Attached hereto as Exhibit "I" is a copy of the Pledge Agreement dated April 4, 1997 made by Walter P. Smith Trust Agreement dated February 20, 1986 in favor of Fleet National Bank.

                                     SCHEDULE 13D

CUSIP No. 629103 10 2                                        Page 10 of 10 Pages

                                      SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 6, 1997                 /s/ James B. Wood
                                       ----------------------------------
                                       James B. Wood



Dated:  August 6, 1997                 Walter P. Smith Trust
                                       Agreement dated February 20, 1986


                                       By: /s/ Walter P. Smith
                                          -------------------------------
                                          Walter P. Smith, Trustee



Dated:  August 6, 1997                 /s/ Walter P. Smith
                                       ----------------------------------
                                       Walter P. Smith

                                      EXHIBIT A


                                      AGREEMENT


    This will memorialize the agreement by and among all of the undersigned that the Schedule 13D identifying each of the undersigned as "reporting persons" and mailed to NFO Research, Inc. ("NFO") and filed with the Securities and Exchange Commission on or about August 20, 1997 with respect to the acquisition of beneficial ownership of shares of NFO's Common Stock is being filed on behalf of each of the persons signing below. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  August 6, 1997            /s/ James B. Wood
                                  ----------------------------------
                                  James B. Wood


Dated:  August 6, 1997            Walter P. Smith Trust
                                  Agreement dated February 20, 1986


                                  By: /s/ Walter P. Smith
                                     -------------------------------
                                      Walter P. Smith, Trustee



Dated:  August 6, 1997            /s/ Walter P. Smith
                                  ----------------------------------
                                  Walter P. Smith

                                     EXHIBIT "B"

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------








                             AGREEMENT AND PLAN OF MERGER


                                     BY AND AMONG


                                  PROGNOSTICS CORP.


                                  NFO RESEARCH, INC.


                                         AND


                           THE SHAREHOLDERS OF PROGNOSTICS




                              -------------------------

                                    MARCH 20, 1997

                              -------------------------







--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  TABLE OF CONTENTS

                                                                           Page
                                                                           ----


ARTICLE 1

    THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

    1.1   The Merger. . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
    1.2   Effective Time. . . . . . . . . . . . . . . . . . . . . . . . . .  2
    1.3   Name: Certificate of Incorporation. . . . . . . . . . . . . . . .  2
    1.4   By-laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
    1.5   Directors and Officers. . . . . . . . . . . . . . . . . . . . . .  2
    1.6   Additional Actions. . . . . . . . . . . . . . . . . . . . . . . .  2

ARTICLE 2

    CONVERSION OF SECURITIES. . . . . . . . . . . . . . . . . . . . . . . .  2

    2.1   Common Stock and Preferred Stock. . . . . . . . . . . . . . . . .  2
    2.2   Merger Sub Capital Stock. . . . . . . . . . . . . . . . . . . . .  3
    2.3   Surrender of Common Stock and Preferred Stock . . . . . . . . . .  3
    2.4   Escrow Fund . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
    2.5   Fractional Shares . . . . . . . . . . . . . . . . . . . . . . . .  3
    2.6   Adjustments . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

ARTICLE 3

    REPRESENTATIONS AND WARRANTIES OF NFO AND MERGER SUB. . . . . . . . . .  4

    3.1   Organization and Good Standing. . . . . . . . . . . . . . . . . .  4
    3.2   Authorization: Binding Agreement. . . . . . . . . . . . . . . . .  4
    3.3   Absence of Breach . . . . . . . . . . . . . . . . . . . . . . . .  4
    3.4   Governmental Approvals. . . . . . . . . . . . . . . . . . . . . .  4
    3.5   Litigation. . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
    3.6   Full Disclosure . . . . . . . . . . . . . . . . . . . . . . . . .  5
    3.7   No Material Adverse Change. . . . . . . . . . . . . . . . . . . .  5
    3.8   Accounting Matters. . . . . . . . . . . . . . . . . . . . . . . .  5
    3.9   Pooling Letter. . . . . . . . . . . . . . . . . . . . . . . . . .  5
    3.10  Status of NFO Shares. . . . . . . . . . . . . . . . . . . . . . .  5
    3.11  Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5

ARTICLE 4

    REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SHAREHOLDERS. . .  6

    4.1   Organization. . . . . . . . . . . . . . . . . . . . . . . . . . .  6
    4.2   Capitalization. . . . . . . . . . . . . . . . . . . . . . . . . .  6
    4.3   Subsidiaries. . . . . . . . . . . . . . . . . . . . . . . . . . .  7
    4.4   Authority Relative to this Agreement. . . . . . . . . . . . . . .  7

Table of Contents
(Cont'd)



                                                                           Page
                                                                           ----

   4.5    Consents and Approvals; No Violations . . . . . . . . . . . . . .  7
   4.6    Financial Statements. . . . . . . . . . . . . . . . . . . . . . .  7
   4.7    Litigation. . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
   4.8    No Material Adverse Change. . . . . . . . . . . . . . . . . . . .  8
   4.9    Governmental Authorization and Compliance with Laws . . . . . . .  8
   4.10   Finders and Investment Bankers. . . . . . . . . . . . . . . . . .  8
   4.11   Prohibited Actions. . . . . . . . . . . . . . . . . . . . . . . .  8
   4.12   Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
   4.13   ERISA: Employee Benefits. . . . . . . . . . . . . . . . . . . . . 10
   4.14   Environmental Matters . . . . . . . . . . . . . . . . . . . . . . 12
   4.15   Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
   4.16   Intangible Property . . . . . . . . . . . . . . . . . . . . . . . 13
   4.17   Accounts Receivable: Accounts Payable . . . . . . . . . . . . . . 14
   4.18   Real Estate . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
   4.19   Officers; Directors and Employees . . . . . . . . . . . . . . . . 15
   4.20   Litigation Involving Shareholders . . . . . . . . . . . . . . . . 15
   4.21   Tangible Property . . . . . . . . . . . . . . . . . . . . . . . . 15
   4.22   Purchase for Investment . . . . . . . . . . . . . . . . . . . . . 15
   4.23   Full Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . 16
   4.24   Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
   4.25   Budget. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
   4.26   Liens . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
   4.27   Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
   4.28   Potential Conflicts of Interest . . . . . . . . . . . . . . . . . 17
   4.29   Accounting Matters. . . . . . . . . . . . . . . . . . . . . . . . 17
   4.30   Pooling Letter. . . . . . . . . . . . . . . . . . . . . . . . . . 17
   4.31   Total Revenues or Net Assets. . . . . . . . . . . . . . . . . . . 17

ARTICLE 5

   COVENANTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17

   5.1    Conduct of Business of the Company and its Subsidiaries . . . . . 17
   5.2    Notification of Certain Matters . . . . . . . . . . . . . . . . . 18
   5.3    Access and Information. . . . . . . . . . . . . . . . . . . . . . 19
   5.4    Best Efforts. . . . . . . . . . . . . . . . . . . . . . . . . . . 19
   5.5    Public Announcements. . . . . . . . . . . . . . . . . . . . . . . 19
   5.6    No Inconsistent Activities. . . . . . . . . . . . . . . . . . . . 19
   5.7    Employment Agreements . . . . . . . . . . . . . . . . . . . . . . 20
   5.8    Indemnification of Brokerage. . . . . . . . . . . . . . . . . . . 20
   5.9    NFO Common Stock. . . . . . . . . . . . . . . . . . . . . . . . . 20
   5.10   Tax Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
   5.11   Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
   5.12   Non-Competition/Non-Solicitation Covenant of James B. Wood. . . . 21
          (a) Non-Compete/Non-Solicitation . . . . . . . . . . . . . . . .  21
          (b) Rights and Remedies Upon Breach. . . . . . . . . . . . . . .  21
          (c) Severability of Covenants. . . . . . . . . . . . . . . . . .  22
          (d) Blue-Pencilling. . . . . . . . . . . . . . . . . . . . . . .  22

Table of Contents
(Cont'd)



                                                                           Page
                                                                           ----

          (e) Enforceability in Jurisdictions. . . . . . . . . . . . . . .  22

   5.13   Non-Competition/Non-Solicitation Covenant of Walter P. Smith . .  22
          (a) Non-Compete/Non-Solicitation . . . . . . . . . . . . . . . .  22
          (b) Rights and Remedies Upon Breach. . . . . . . . . . . . . . .  23
          (c) Severability of Covenants. . . . . . . . . . . . . . . . . .  23
          (d) Blue-Pencilling. . . . . . . . . . . . . . . . . . . . . . .  23
          (e) Enforceability in Jurisdictions. . . . . . . . . . . . . . .  23

   5.14   Non-Competition/Non-Solicitation Covenant of Jay H. Friedman . .  23
          (a) Non-Compete/Non-Solicitation . . . . . . . . . . . . . . . .  23
          (b) Rights and Remedies Upon Breach. . . . . . . . . . . . . . .  24
          (c) Severability of Covenants. . . . . . . . . . . . . . . . . .  24
          (d) Blue-Pencilling. . . . . . . . . . . . . . . . . . . . . . .  24
          (e) Enforceability in Jurisdictions. . . . . . . . . . . . . . .  24

   5.15   Non-Competition/Non-Solicitation Covenant of Thomas Rich . . . .  25
          (a) Non-Compete/Non-Solicitation . . . . . . . . . . . . . . . .  25
          (b) Rights and Remedies Upon Breach. . . . . . . . . . . . . . .  25
          (c) Severability of Covenants. . . . . . . . . . . . . . . . . .  26
          (d) Blue-Pencilling. . . . . . . . . . . . . . . . . . . . . . .  26
          (e) Enforceability in Jurisdictions. . . . . . . . . . . . . . .  26

   5.16   Accounting Treatment . . . . . . . . . . . . . . . . . . . . . .  26
   5.17   Stock Options. . . . . . . . . . . . . . . . . . . . . . . . . .  26
   5.18   Notification of Certain Matters. . . . . . . . . . . . . . . . .  26
   5.19   Withholding. . . . . . . . . . . . . . . . . . . . . . . . . . .  27

ARTICLE 6

   CONDITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

   6.1    Conditions to Obligation of NFO and Merger Sub . . . . . . . . .  27
   6.2    Conditions to Obligation of the Company and the Shareholders . .  29

ARTICLE 7

   CLOSING. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30

   7.1    Time and Place of Closing. . . . . . . . . . . . . . . . . . . .  30
   7.2    Filing of Certificate of Merger. . . . . . . . . . . . . . . . .  30

ARTICLE 8

   TERMINATION AND ABANDONMENT . . . . . . . . . . . . . . . . . . . . . .  30

   8.1    Termination. . . . . . . . . . . . . . . . . . . . . . . . . . .  30
   8.2    Procedure and Effect of Termination. . . . . . . . . . . . . . .  30

Table of Contents
(Cont'd)



                                                                           Page
                                                                           ----
ARTICLE 9

      SURVIVAL OF REPRESENTATIONS & WARRANTIES; INDEMNIFICATION. . . . . .  31

      9.1   Survival.. . . . . . . . . . . . . . . . . . . . . . . . . . .  31
      9.2   Indemnification. . . . . . . . . . . . . . . . . . . . . . . .  31

ARTICLE 10

      MISCELLANEOUS. . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

      10.1  Amendment and Modification . . . . . . . . . . . . . . . . . .  31
      10.2  Waiver of Compliance Consents. . . . . . . . . . . . . . . . .  31
      10.3  Notices. . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
      10.4  Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
      10.5  Governing Law. . . . . . . . . . . . . . . . . . . . . . . . .  34
      10.6  Counterparts . . . . . . . . . . . . . . . . . . . . . . . . .  34
      10.7  Interpretation . . . . . . . . . . . . . . . . . . . . . . . .  34
      10.8  Entire Agreement . . . . . . . . . . . . . . . . . . . . . . .  34
      10.9  No Third Party Beneficiaries . . . . . . . . . . . . . . . . .  34

EXHIBITS

A     Form of Indemnification and Escrow Agreement
B     Form of James B. Wood Employment Agreement
C     Form of Jay H. Friedman Employment Agreement
D     Form of Steven K. Schloss Employment Agreement
E     Form of Greg Doudna Employment Agreement
F     Form of Walter Smith Consulting Agreement
G     List of California Counties
H     Form of Legal Opinion of Tomlinson, Zisko, Morosoli & Maser LLP
I     Form of Release of Claims
J     Form of Legal Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
K     Form of Registration Rights Agreement

SCHEDULES

2.1(a) Allocation of Merger Consideration

                             AGREEMENT AND PLAN OF MERGER



    AGREEMENT AND PLAN OF MERGER, dated as of March 20, 1997 (the "Agreement"), by and among PROGNOSTICS, a California corporation (the "Company"), NFO RESEARCH, INC., a Delaware corporation ("NFO"), Prognostics Corp., a Delaware corporation and wholly-owned subsidiary of NFO ("Merger Sub"), and the shareholders of the Company (the "Shareholders"), who are James B. Wood, The Walter P. Smith Trust (2120/86), Jay H. Friedman and Thomas Rich. The Company and Merger Sub are sometimes collectively referred to herein as the "Constituent Corporations."

    WHEREAS, NFO is entering into this Agreement to facilitate the acquisition of the Company by Merger Sub, a wholly-owned subsidiary of NFO.

    WHEREAS, the respective Boards of Directors of the Company and Merger Sub each have adopted resolutions approving this Agreement pursuant to which, among other things, the Company will be merged with and into Merger Sub (the "Merger") on the terms and conditions contained herein and in accordance with the Delaware General Corporation Law (the "DGCL") and the Corporation Code of the State of California (the "California Code").

    WHEREAS, it is intended that the Merger shall be accounted for as a "pooling of interests" for accounting purposes.

    NOW THEREFORE, in consideration of the premises and the representations, warranties and covenants contained herein, and intending to be legally bound hereby, the parties hereto agree as follows

                                      ARTICLE 1
                                      THE MERGER

    1.1 THE MERGER. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined below) and in accordance with the DGCL and the California Code, the Company shall be merged with and into Merger Sub, which shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the "Surviving Corporation') and shall continue its corporate existence under the laws of the State of Delaware. At the Effective Time, the separate existence of the Company shall cease.

    For Federal income tax purposes, the parties intend that the transactions herein consummated shall be treated as a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). The parties hereto further agree that in connection with the Common Stock, the Preferred Stock and the Merger Consideration, as those terms are defined in Section 2.1 of the Agreement, that the Merger Consideration represents full and complete consideration for the Common Stock the Preferred Stock and the Company's Tangible and Intangible Assets (as hereinafter defined) and that no portion of the Merger Consideration has been paid for any other intangibles such as employment agreements or non-compete agreements. It is further agreed that the rights under any noncompete agreement among the parties hereto (whether in this Agreement or under separate agreement) have no economic significance separate from the Company's goodwill. Each party shall not take a position on any return or report filed with any Tax (as defined in Section 4.12(m)) authority which is inconsistent with this Section 1.1, and shall use their reasonable efforts to sustain such reporting. Each party shall give the other prompt notice of any challenges or investigations undertaken by any Tax authority in connection with such reporting, and shall keep such other party fully informed of all aspects of such ongoing challenge or investigation.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 2


    1.2 EFFECTIVE TIME. The Merger shall become effective as of the date and time (the "Effective Time") of filing with the Secretary of State of the State of Delaware and with the Secretary of State of the State of California a certificate of merger (the "Certificate of Merger") in such form as required by, and executed in accordance with, the DGCL and the California Code, respectively.

    1.3 NAME; CERTIFICATE OF INCORPORATION. The name of the Surviving Corporation shall be Prognostics Corp. The Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

    1.4 BY-LAWS. The By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided therein and in accordance with applicable law.

    1.5 DIRECTORS AND OFFICERS. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation. Each director and officer of the Surviving Corporation shall hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

    1.6 ADDITIONAL ACTIONS. If, at any time after the Effective Time, the Surviving Corporation shall determine or be advised that any deeds, bills of sale, assignments (including, without limitation, assignments of trademarks, service marks and other intellectual property), assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of the Constituent Corporations or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

                                      ARTICLE 2
                               CONVERSION OF SECURITIES

    2.1     COMMON STOCK AND PREFERRED STOCK.

            (a) Each share of Non-Voting Common Stock, par value $.001 per share ("Common Stock"), of the Company issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 59.99477 shares of common stock, par value $.01 per share ("NFO Common Stock"), of NFO, and each share of Preferred Stock, par value $.001 per share ("Preferred Stock"), of the Company issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 4.72813 shares of NFO Common Stock. (The shares of NFO Common Stock into which the Common Stock and Preferred Stock are converted into a right to receive, together with any cash

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 3


in lieu of fractional shares of NFO Common Stock, is referred to herein as the "Merger Consideration"). The Merger Consideration shall be payable to the holders of the Common Stock and Preferred Stock, without interest thereon, upon surrender of the certificate representing such share of Common Stock or Preferred Stock, as the case may be. Subject to Section 2.4, the Merger Consideration shall be paid by Merger Sub to the Shareholders on the Effective Time and shall be allocated in accordance with Schedule 2.1(a) hereto and, notwithstanding anything to the contrary herein, the Merger Consideration received by each Stockholder shall be treated as received in exchange for the shares of Common Stock or Preferred Stock, as the case may be, specifically designated in Schedule 2.1(a).

            (b) Each share of Common Stock and Preferred Stock held in the Company's treasury immediately prior to the Effective Time, if any, shall, by virtue of the Merger, be canceled and retired and cease to exist, without any conversion thereof or payment of any consideration therefor.

            (c) From and after the Effective Time, the holders of certificates representing shares of Common Stock or Preferred Stock shall cease to have any rights with respect to such certificates, except the right to receive the Merger Consideration.

    2.2 MERGER SUB CAPITAL STOCK. Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock, par value $.01 per share, of the Surviving Corporation.

    2.3 SURRENDER OF COMMON STOCK AND PREFERRED STOCK. At the Closing (as defined below), upon receipt of the Merger Consideration (less any amounts placed in escrow pursuant to Section 2.4 hereof), each Shareholder shall deliver or cause to be delivered to Merger Sub stock certificates evidencing the shares of Common Stock or Preferred Stock, as the case may be, owned beneficially and of record by him or her (such shares being referred to herein as the "Surrendered Shares").

    2.4 ESCROW FUND. At the Effective Time, NFO shall deposit with a bank or trust company reasonably acceptable to the Company (the "Escrow Agent"), under the Indemnification and Escrow Agreement to be entered into on the Closing Date among NFO, the Shareholders and the Escrow Agent (the "Indemnification and Escrow Agreement"), the form of which is attached hereto as Exhibit A, shares representing five percent of the aggregate Merger Consideration issuable to the Shareholders in the Merger as determined pursuant to this Article 2. Such shares shall be held and disbursed in accordance with the terms and conditions of the Indemnification and Escrow Agreement.

    2.5 FRACTIONAL SHARES. No fractional shares of NFO Common Stock shall be issued in the Merger, but in lieu thereof each holder of Common Stock or Preferred Stock otherwise entitled to a fractional share of NFO Common Stock will be entitled to receive a cash payment in lieu of such fractional shares of NFO Common Stock.

    2.6 ADJUSTMENTS. In the event of any dividend, split, combination or reclassification of the outstanding NFO Common Stock or any issuance of any other securities in exchange or in substitution for outstanding shares of NFO Common Stock at any time during the period from the date of this Agreement to the Effective Time, NFO shall make such adjustment to the Merger Consideration as NFO and the Shareholders shall mutually agree so as to preserve the economic benefits that NFO and the Shareholders each reasonably expected

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 4


on the date of this Agreement to receive as a result of the consummation of the Merger and the other transactions contemplated by this Agreement.

                                      ARTICLE 3
                            REPRESENTATIONS AND WARRANTIES
                                OF NFO AND MERGER SUB

    Each of NFO and Merger Sub, jointly and severally, represent and warrant to the Company and the Shareholders as follows:

    3.1 ORGANIZATION AND GOOD STANDING. Each of NFO and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub is newly formed and, except for activities incident to the acquisition of the Company, Merger Sub has not engaged in any business activities of any type or kind whatsoever. NFO owns beneficially and of record all the outstanding shares of capital stock of Merger Sub.

    3.2 AUTHORIZATION; BINDING AGREEMENT. Each of NFO and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of NFO and each of the Board of Directors and Shareholders of Merger Sub and no other corporate proceedings on the part of either NFO or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly authorized, executed and delivered by each of NFO and Merger Sub and constitutes a legal, valid and binding agreement of each of NFO and Merger Sub, enforceable against it in accordance with its terms.

    3.3 ABSENCE OF BREACH. The execution and delivery by each of NFO and Merger Sub of this Agreement, and the performance thereby of its obligations hereunder, will not (i) conflict with or result in a breach of any of the provisions of the certificate of incorporation or by-laws thereof, (ii) require any consent, approval or notice under or conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which NFO or Merger Sub is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to the obtaining of the governmental and other consents referred to in Section 3.4, contravene any law, rule or regulation of any state or of the United States or any political subdivision thereof or therein, or any order, writ, judgment, injunction, decree, determination or award currently in effect, which, singly or in the aggregate, would have a material adverse effect thereon.

    3.4 GOVERNMENTAL APPROVALS. No consent, approval or authorization of or declaration or filing with any governmental agency or regulatory authority on the part of either NFO or Merger Sub which has not been made is required in connection with the execution or delivery thereby of this Agreement or the consummation thereby of the transactions contemplated hereby, other than the filing of the Certificates of Merger with the Secretary of State of Delaware and the Secretary of State of California.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 5


    3.5 LITIGATION. There is no action or proceeding or investigation pending or, to the best knowledge of NFO or Merger Sub, threatened against or involving either NFO or Merger Sub, which, if determined adversely, would materially and adversely affect the financial condition, business, assets or results of operations thereof or the ability thereof to perform its obligations hereunder.

    3.6 FULL DISCLOSURE. The Quarterly Report on Form 10-Q (the "Form 10-Q") of NFO for the fiscal quarter ended September 30,1996 (which has been delivered or made available by NFO to each Shareholder), as of the date thereof, neither contained any untrue statement of a material fact nor omitted to state a material fact necessary in order to make the statements therein in light of the circumstances under which they were made, not misleading.

    3.7 NO MATERIAL ADVERSE CHANGE. Since the date of the filing of the Form 10-Q, (i) there has been no material adverse change in the business, assets, prospects, condition (financial or otherwise) or results of operations (the "Condition") of NFO, (ii) to the knowledge of NFO there is no condition or state of facts or any change that is threatened that if it were to occur could reasonably be expected to have a material adverse effect on the Condition of NFO, and (iii) there has not been any damage, destruction or loss materially adversely affecting the Condition of NFO, whether or not covered by insurance.

    3.8 ACCOUNTING MATTERS. Neither NFO nor, to its best knowledge, any of its subsidiaries has taken or agreed to take any action that would prevent NFO from accounting for the business combination to be effected by the Merger as a "pooling of interests."

    3.9 POOLING LETTER. NFO has caused NFO's independent auditors, to deliver to NFO on or prior to the date hereof a draft letter setting forth the preliminary conclusion of Arthur Andersen LLP that, assuming the Company is a corporation eligible to be party to a transaction seeking pooling of interests accounting treatment and that the participation of the Company in the Merger will not, in and of itself, disqualify the Merger from qualifying for pooling of interests accounting treatment if consummated in accordance with this Agreement, and NFO has delivered a true and complete copy of such letter to the Shareholders.

    3.10 STATUS OF NFO SHARES. The shares of NFO Common Stock to be issued to the Shareholders will, when so issued, be duly and validly issued, fully paid and non-assessable.

    3.11    TAXES.

            (a) At all times prior to the Effective Time, NFO will be in control of Merger Sub used in this Agreement, "Control" shall have the meaning found in Section 368(c) of the Code ("Control").

            (b) NFO has no present plan or intention to cause Merger Sub to issue additional shares of its stock, or to take any other action that would result in NFO losing Control of Merger Sub.

            (c) NFO has no present plan or intention to reacquire any of the NFO Common Stock issued pursuant to the transactions contemplated by this Agreement.

            (d) NFO has no present plan or intention to liquidate Merger Sub, to merge Merger Sub with or into another corporation (other than the Company); to sell or otherwise dispose of the stock of Merger Sub; or to cause Merger Sub to sell or otherwise dispose of any of its assets or of any of the assets acquired from

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 6


Company in the reorganization, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by Merger Sub, as described in Section 368(a)(2)(C) of the Code.

            (e) Neither NFO nor Merger Sub is, or will be on the Effective Time, an investment company within the meaning of Code Section 368(a)(2)(F)(iii) and (iv).

            (f) Neither NFO nor Merger Sub is, or will be on the Effective Time, under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

            (g) On the Effective Time, and at all times thereafter, the NFO Common Shares held by the Escrow Agent will appear as issued and outstanding on NFO's balance sheet and will be duly and validly issued and outstanding under Delaware law.

            (h) Following the Effective Time, NFO will cause the Merger Sub to continue the historic business of Company or the use of a significant portion of Company's historic business assets in a business.

            (i) NFO and Merger Sub will pay their own respective expenses, if any, incurred in connection with the transactions contemplated by this Agreement.

                                      ARTICLE 4
                        REPRESENTATIONS AND WARRANTIES OF THE
                             COMPANY AND THE SHAREHOLDERS

    The Company and James B. Wood, The Walter P. Smith Trust (2/20/86), Jay H. Friedman and Thomas Rich, severally and not jointly, each as to himself and as to the Company represent and warrant to each of NFO and Merger Sub as follows:

    4.1 ORGANIZATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not individually or in the aggregate affect materially and adversely the business, assets, properties, condition (financial or otherwise) or the results of operations thereof. The jurisdictions in which qualification of the Company has been considered and accomplished are listed on Schedule 4.1. The Company has heretofore delivered to NFO or Merger Sub accurate and complete copies of the articles of incorporation.

    4.2 CAPITALIZATION. The authorized capital stock of the Company consists of 100,000 shares of Common Stock and 50,000 shares of Preferred Stock. As of the date hereof, 27,595 shares of Common Stock are issued and outstanding and 15,000 shares of Preferred Stock are issued and outstanding. Each Shareholder owns beneficially and of record that number of shares of Common Stock and Preferred Stock set forth opposite his or her name on Schedule 4.2 free and clear, other than as set forth on Schedule 4.2, of any Lien (as defined in Section 4.26) and will surrender such shares pursuant to Section 2.3 free and clear of any lien or other encumbrance. No other capital stock of the Company is authorized or issued. Except as set forth on Schedule 4.2, all issued and outstanding shares of capital stock of the Company have been duly authorized and are validly

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 7


issued, fully paid, non-assessable and free of preemptive rights. There are not, and at the Effective Time there will not be, any existing Liens with respect to, or any existing options, warrants, calls, subscriptions, stock appreciation rights, or other rights or other agreements, arrangements or commitments obligating the Company to issue, transfer or sell, or securities or rights convertible or exchangeable for, any shares of capital stock of the Company.

    4.3 SUBSIDIARIES. Schedule 4.3 sets forth a complete and accurate list of all of the subsidiaries of the Company, together with their respective jurisdictions of incorporation or organization. Each such subsidiary is directly wholly-owned by the Company. Except as set forth on Schedule 4.3, as of the date hereof, the Company does not own, and as of the Closing Date, the Company will not own, any direct or indirect equity interest in any corporation, partnership, joint venture or other entity.

    4.4 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of the Company and the Shareholders has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors and Shareholders of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by each of the Company and the Shareholders, and constitutes a legal, valid and binding agreement of the Company and the Shareholders, enforceable against each of them in accordance with its terms.

    4.5 CONSENTS AND APPROVALS; NO VIOLATIONS. Except for the filing and recordation of appropriate merger documents (including, without imitation, a Tax Clearance Certificate from the California Franchise Tax Board) as required by the DGCL and the California Code, no filing with, and no permit, authorization, consent or approval of, any public body, domestic or foreign, is necessary for the execution, delivery or performance of this Agreement by the Company or the Shareholders or the consummation by the Company or the Shareholders of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby nor compliance by the Company or the Shareholders with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the articles of incorporation or by-laws or other governing instruments of the Company, (ii) except as set forth on Schedule 4.5, require any consent, approval or notice under or conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Company or any Shareholder is a party or by which any of them or any of their properties or assets may be bound or (iii) violate any order, writ, injunction, determination, award, decree, law, statute, rule or regulation applicable to the Company or any Shareholder or any of their properties or assets.

    4.6 FINANCIAL STATEMENTS. The Company has previously furnished to NFO or Merger Sub a copy of the audited consolidated financial statements of the Company for the years ended August 31,1996,1995 and 1994. The Company has also previously furnished to NFO or Merger Sub copies of the unaudited consolidated balance sheet of the Company as at January 31, 1997 and the related income statement for the five months then ended. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles, consistently applied ("GMP"), and disclose all liabilities, direct or contingent, of the Company and its subsidiaries as of their respective dates, required to be disclosed, and fairly present the consolidated financial condition and results of operations of the Company and its subsidiaries on and as of the dates thereof (subject, where applicable,

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 8


to normal year-end audit adjustments and do not include footnotes). The unaudited consolidated balance sheet as at January 31, 1997 is referred to herein as the "Balance Sheet" and the date January 31,1997 is referred to herein as the "Balance Sheet Date."

    4.7 LITIGATION. As of the date hereof there are no claims, actions, proceedings or, to the best knowledge of any Shareholder or the Company, investigations pending or threatened against the Company or its subsidiaries, or any properties or rights of the Company or its subsidiaries, before any court, administrative, governmental or regulatory authority or body. As of the date hereof, neither the Company, its subsidiaries nor any of their properties is subject to any such order, judgment, injunction or decree.

    4.8 NO MATERIAL ADVERSE CHANGE. Since the Balance Sheet Date, (i) there has been no material adverse change in the Condition of the Company and its subsidiaries taken as a whole, (ii) to the knowledge of any Shareholder or the Company there is no condition or state of facts or any change that is threatened that if it were to occur could reasonably be expected to have a material adverse effect on the Condition of the Company or its subsidiaries taken as a whole, and (iii) there has not been any damage, destruction or loss materially adversely affecting the Condition of the Company or its subsidiaries taken as a whole, whether or not covered by insurance.

    4.9 GOVERNMENTAL AUTHORIZATION AND COMPLIANCE WITH LAWS. The business of the Company and its subsidiaries has been operated in compliance with all laws, ordinances, regulations and orders of all governmental entities, domestic or foreign, except for violations which do not affect and will not affect materially and adversely the Condition of the Company or its subsidiaries taken as a whole. (i) The Company and its subsidiaries have all permits, certificates, licenses, approvals and other authorizations (collectively, "Permits") required in connection with the operation of their business, (ii) neither the Company nor its subsidiaries is in violation of any Permit applicable to the operation of its business, and (iii) no proceeding is pending or, to the knowledge of any Shareholder or the Company, threatened to revoke any Permit, except those the absence or possible violation of which does not affect and will not affect materially and adversely the Condition of the Company or its subsidiaries taken as a whole.

    4.10 FINDERS AND INVESTMENT BANKERS. Except as set forth on Schedule 4.10, none of the Company, any of its officers or directors or any Shareholder has employed any broker, finder, agent or similar intermediary or incurred any liability for any brokerage fees, commissions or finders' or similar fees in connection with this Agreement or the transactions contemplated hereby.

    4.11 PROHIBITED ACTIONS. Except as set forth on Schedule 4.11, since the Balance Sheet Date neither the Company nor its subsidiaries have taken any of the actions prohibited by Section 5.1.

    4.12    TAXES.

            (a) The Company and its subsidiaries have timely filed all Tax returns required to be filed through the date hereof or extensions therefor, and shall prepare and timely file, in a manner consistent with prior years and applicable law and regulations, all Tax returns required to be filed on or before the Closing Date, and all such Tax returns are or will be true and complete in all material respects. The Company and its subsidiaries have timely paid all Taxes that are due, or claimed or asserted by any taxing authority to be due, from or with respect to any of them through the date hereof and shall timely pay any Taxes required to be paid by any of them on or before the Closing Date, except for those that are being contested in good faith by appropriate proceedings

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 9


and with respect to which appropriate reserves have been reflected in the Balance Sheet. With respect to any period for which Tax returns have not yet been filed, or for which Taxes are not yet due or owing, neither the Company nor its subsidiaries have any liability for Taxes other than Taxes incurred in the ordinary course of business or for which accruals were reflected in the Balance Sheet. The Company and its subsidiaries have made all required current estimated Tax payments sufficient to avoid any underpayment penalties.

            (b) Neither the Company nor its subsidiaries have any liability for Taxes of any person or entity other than the Company or its subsidiaries.

            (c) The unused "net operating losses" (as defined in Section 172 of the Code) of the Company are not, and will not be immediately prior to the Merger, subject to any limitations under Sections 382 and 384 of the Code.

            (d) There are no liens with respect to Taxes upon any of the assets of the Company or its subsidiaries, other than liens with respect to Taxes not yet due or being contested in good faith through appropriate proceedings.

            (e) None of the federal, state, local and foreign income Tax returns of the Company or its subsidiaries have been audited by the Internal Revenue Service ("IRS") or other taxing authority. There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or its subsidiaries for any taxable period. No closing agreement that could affect the Taxes of the Company or its subsidiaries for periods ending after the Effective Time pursuant to
Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or foreign law has been entered into by or with respect to the Company or its subsidiaries. The Company has delivered to NFO or Merger Sub true and complete copies of the federal, state, local and foreign income Tax returns for the taxable year of the Company ended August 31, 1996 and for the most recently completed taxable years of its subsidiaries.

            (f) To the best knowledge of any Shareholder or the Company, no audit or other proceeding by any court, taxing authority, or similar person is pending or, to the knowledge any Shareholder or the Company or its subsidiaries, threatened with respect to any Taxes due from or with respect to the Company or any Tax return filed by or with respect to the Company or its subsidiaries. To the best knowledge of any Shareholder or the Company, no assessment of Taxes is proposed against the Company, its subsidiaries or their assets

            (g) No elections have been made or filed by or with respect to the Company or its subsidiaries. No consent to the application of Section 341
(f)(2) of the Code (or any predecessor provision) has been made or filed by or with respect to any of the properties of the Company. None of the properties of the Company is an asset or property that is or will be required to be treated as being (i) owned by any person other than the Company pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986, or (ii) tax-exempt use property within the meaning of Section 168(h)(1) of the Code.

            (h) Except as set forth on Schedule 4.12(h), the Company has not agreed to and is not required to make any adjustment pursuant to Section 481 (a) of the Code (or any predecessor provision) by reason of any change in any accounting method, and there is no application by the Company or its subsidiaries pending with any taxing authority requesting permission for any changes in any accounting method of the Company or

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 10


its subsidiaries. The IRS (or any foreign equivalent thereto) has not proposed any adjustment or change in accounting method.

            (i) Neither the Company nor its subsidiaries have been and are not in violation (and, with notice or lapse of time or both, would not be in violation) of any applicable law relating to the payment or withholding of Taxes relating to employment and has duly and timely withheld from employee salaries, wages and other compensation and paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over for all periods under all applicable laws.

            (j) Neither the Company nor its subsidiaries is a party to, is bound by, and has any obligation under, any Tax sharing agreement or similar contract

            (k) None of the Shareholders is a "foreign person," within the meaning of Section 1445(b)(2) of the Code.

            (l) There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the Company by reason of
Section 280G of the Code, except for such amounts the nondeductibility of which would not have a material adverse effect on the Condition of the Company.

            (m) For purposes of this Agreement, "Tax" or "Taxes" means all federal, state, county, local, foreign and other taxes (including, without limitation, income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, VAT, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll-related and property taxes, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto, and including expenses associated with any proposed adjustment related to any of the foregoing (including advice in connection with contesting such adjustment).

    4.13    ERISA; EMPLOYEE BENEFITS.

            (a) Schedule 4.13 identifies each employment, severance or similar contract or arrangement (whether or not written) and each plan, policy, fund, program or contract or arrangement (whether or not written) providing for compensation, bonus, profit-sharing, stock option, or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements) health or medical benefits, disability benefits, worker's compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance or other benefits) under which the Company or its subsidiaries have or in the future could have any liability ("Benefit Plans"). Schedule 4.13(a) further identifies each Benefit Plan which (i) is a multi-employer plan (within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) is a plan, other than a multi-employer plan, subject to Title IV of ERISA (a "Title IV Plan") or (iii) is maintained in connection with any trust described in Section 501 (c)(9) of the Code.

            (b) The Company has furnished to NFO or Merger Sub copies of the Benefit Plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto), the most recent

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 11


actuarial valuation report prepared in connection with any Benefit Plan, and the most recent IRS determination letter received with respect to any Benefit Plan.

            (c) As of the Effective Time, the fair market value of the assets of each Title IV Plan (excluding for these purposes any accrued but unpaid contributions) including, without limitation, the Prognostics Defined Benefit Pension Plan (the "PDBPP"), exceeded the present value of all benefits accrued under such Title IV Plan determined on a termination basis using the assumptions established by the Pension Benefits Guaranty Corporation ("PBGC") as in effect on such date. As of the Effective Time, the aggregate unfunded liability of the Company or its subsidiaries in respect of all Benefit Plans described under Sections 4(b)(5) or 401 (a)(1) of ERISA, computed using reasonable actuarial assumptions and determined as if all benefits under such plans were vested and payable as of such date, did not exceed $0.00.

            (d) No transaction prohibited by Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any employee benefit plan or arrangement which is covered by Title I of ERISA which transaction has or will cause the Company to incur any liability under ERISA, the Code or otherwise, excluding transactions effected pursuant to and in compliance with a statutory or administrative exemption. Neither the Company nor any affiliate of the Company has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (ii) incurred, or reasonably expects to (A) any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (B) any liability under Section 4971 of the Code that in either case could become a liability of the Company or NFO, Merger Sub or any of their ERISA affiliates. No condition exists that (i) could constitute grounds for termination by the PBGC of any employee benefit plan that is subject to Title IV of ERISA that is maintained by the Company or any of its ERISA affiliates or
(ii) presents a material risk of complete or partial withdrawal from any multi-employer plan, as defined in Section 3(37) of ERISA, which could result in the Company, NFO or Merger Sub or any ERISA affiliate of any of them incurring a withdrawal liability within the meaning of Section 4201 of ERISA. The assets of the Company are not now, nor will they after the passage of time be, subject to any lien imposed under code Section 412(m) by reason of a failure of any of the Company or its affiliates, the Company to make timely installments or other payments required under Code Section 412. If a "complete withdrawal" by the Company and all of its ERISA affiliates were to occur as of the Closing Date with respect to all Multiemployer Plans, neither the Company nor any of its ERISA affiliates would incur any material withdrawal liability under Title IV of ERISA.

            (e)    Each Benefit Plan that is intended to be qualified under
Section 401(a) of the Code is so qualified and has been so qualified during the period since its adoption; each trust created under any such Plan is exempt from tax under Section 501 (a) of the Code and has been so exempt since its creation. Each Benefit Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code.

            (f) The Company does not have any current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company, except as required to avoid excise tax under Section 49808 of the Code.

            (g) There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 12


            (h) There has been no failure of a group health plan (as defined in Section 5000(b)(1) of the Code) to meet the requirements of Code Section 4980B(f) with respect to a qualified beneficiary (as defined in Section 4980(9)). The Company has not contributed to a nonconforming group health plan (as defined in Section 5000(c)) and no affiliate of the Company has incurred a tax under Section 5000(a) which is or could become a liability of the Company.

            (i) No employee or former employee of the Company will become entitled to any bonus, retirement, severance, job security or similar benefit or enhanced such benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby.

    4.14    ENVIRONMENTAL MATTERS.

            (a) The Company and its subsidiaries have obtained all Permits which are required under federal, state, local and foreign laws, ordinances, codes, regulations, rules, orders, decrees and principles of common law in existence as of the date hereof relating to pollution, protection of the environment or health and safety (collectively, "Environmental Laws"), and no action to revoke or modify any of such Permits is pending.

            (b) The Company and its subsidiaries have been in the past and are now in full compliance in all material respects with all terms and conditions of the required Permits and were or are, as the case may be, also in full compliance in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in Environmental Laws or contained in any plan, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.

            (c) There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice or demand letter, notice of violation, investigation, or proceeding pending or, to the knowledge of any Shareholder or the Company, threatened against the Company or its subsidiaries relating in any way to Environmental Laws.

    4.15 CONTRACTS. Schedule 4.15 sets forth a list of all of the following contracts and other agreements to which the Company or its subsidiaries are a party or by or to which the Company, its subsidiaries or any of their assets or properties are bound or subject: (i) contracts, severance agreements and other agreements with any current or former holder of at least 5% of the Common Stock, officer, director, employee, consultant, agent or other representative; (ii) contracts and other agreements with any labor union or association representing any employee of the Company or its subsidiaries are; (iii) contracts, agreements or other arrangements relating to the Company or its subsidiaries between the Company or its subsidiaries, on the one hand, and any Shareholder or any of his or her affiliates (other than the Company or its subsidiaries) on the other hand; (iv) joint venture agreements; (v) contracts and other agreements under which the Company or its subsidiaries agree to indemnify any party; (vi) contracts and other agreements relating to the borrowing of money; (vii) contracts and other agreements relating to the licensing of any trademark, service mark, trade name or copyright; or (viii) any other material contract or other agreement whether or not made in the ordinary course of business other than any contract or agreement that has a term of less than six (6) months and does not contemplate payments by or to the Company or its subsidiaries which will exceed, over the remaining term of the contract $20,000 in the aggregate (collectively, the "Material Contracts"). There have been delivered or made available to NFO or Merger Sub true and complete copies of the Material Contracts. All of such Material Contracts are in full force and effect and neither the Company nor its subsidiaries is in default under any of them nor to the knowledge of any Shareholder or the Company, is any other party to any such Material Contract in default thereunder, nor does

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 13


any condition exist that with notice or lapse of time or both would constitute a default thereunder by the Company or its subsidiaries nor, to the knowledge of any Shareholder or the Company, by any other party to any such Material Contract. Except as set forth on Schedule 4.15, no approval or consent of any person is or was needed in order that any Material Contracts to which the Company or its subsidiaries is a party or by or to which the Company or its subsidiaries or any of their assets or properties are bound or subject, continue in full force and effect following the consummation of the transactions contemplated by this Agreement. None of the Company or its subsidiaries are, or to the knowledge of any Shareholder or the Company, any affiliate of the Company or its subsidiaries, is a party to or bound by any contract or agreement which, singly or in the aggregate, has or may have a material adverse effect on the Condition of the Company or its subsidiaries taken as a whole. Except as set forth on Schedule 4.15, to the best knowledge of any Shareholder or the Company, neither the Merger nor the transactions contemplated hereby will have a material adverse effect on the relationship between the Company or its subsidiaries and any of their suppliers or customers or will otherwise materially and adversely affect the right or interests of the Company under any Material Contract. Set forth on Schedule 4.15 are the Company's twenty largest customers based upon orders for the 12 month period ended December 31,1996. Neither the Company nor the Shareholders has reason to believe that any client or customer of the Company or its subsidiaries, or other person having a business relationship with the Company or its subsidiaries intends to terminate its business relationship with the Company or its subsidiaries.

    4.16    INTANGIBLE PROPERTY.

            (a) Schedule 4.16 sets forth a complete and accurate list of all intellectual property, including, without limitation (i) computer software, computer programs, source code data and documentation (other than with respect to software and programs that are commercially available to the public), (ii) user manuals, administrator or director guides, flow charts and programmers' notes relating to computer software and programs developed by or on behalf of the Company or its subsidiaries, (iii) patents and patent applications (including divisions, continuations, continuations in part, substitutions or reissues thereof, whether or not patents are issued on such applications and whether or not such applications are modified, withdrawn or resubmitted), inventions (whether or not patentable and whether or not reduced to practice), invention disclosures and improvements thereto, designs and plans, (iv) trademarks, service marks, trade dress, trade names, brand names, logos, corporate names and registrations and applications for registration thereof, (v) copyright registrations and applications for registration thereof, (vi) mask works and registrations and applications for registration thereof, (vii) any other similar intellectual property rights, and (viii) any other information concerning the Company or its subsidiaries that is not generally available to the public and which is treated as confidential or proprietary by the Company or its subsidiaries (collectively, the "INTELLECTUAL PROPERTY") owned, used, or licensed to or by the Company or its subsidiaries.

            (b) Except for those items set forth on Schedule 4.16, no Intellectual Property is necessary to the conduct of the business of the Company or its subsidiaries as it is currently conducted or are otherwise related to the business of the Company or its subsidiaries.

            (c) None of the materials used by the Company or its subsidiaries is the subject of any claim for infringement of any trademark, trade name, trade secret, copyright, or other proprietary right of anyone and, to the best knowledge of the Company and the Shareholders after due inquiry, no basis for any such claim which has a reasonable likelihood of being determined adversely to the Company or its subsidiaries exists. Neither the Company nor its subsidiaries has agreed to indemnify any person against any charge of interference, infringement, misappropriation or other conflict with respect to any Intellectual Property.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 14


            (d) Neither the Company nor its subsidiaries is making use of any confidential information or trade secret of any person that is material to the conduct of the business of the Company or its subsidiaries as currently conducted, except with permission or as a result of the acquisition by the Company or its subsidiaries of the business of such person.

            (e) Except as noted on Schedule 4.16, the Intellectual Property is (i) owned by the Company or its subsidiaries free and clear of all liens, encumbrances, or other impediments to title being vested absolutely in the Company or its subsidiaries; or (ii) licensed to the Company or its subsidiaries under an agreement which (A) permits NFO and its sublicensees to use the Intellectual Property without further payment to any party, (B) does not prohibit NFO from sublicensing the Intellectual Property to third parties, and
(C) does not prohibit the Company from entering into and performing this Agreement.

            (f) Each item of Intellectual Property owned or used by the Company or its subsidiaries immediately prior to the Closing hereunder will be owned or available for use by the Surviving Corporation or its subsidiaries on identical terms and conditions immediately subsequent to the Closing hereunder.

            (g) To the knowledge of the Company and the Shareholders after due inquiry, none of the Intellectual Property, the value of which is contingent upon maintenance of confidentiality thereof, has been disclosed to any person other than employees, representatives and agents of the Company or its subsidiaries, except as required pursuant to the filing of a patent application by the Company or its subsidiaries.

            (h) All trade secrets are protected against the use of such trade secrets by other persons to an extent and in a manner customary in the industry in which the Company and its subsidiaries operate.

    4.17    ACCOUNTS RECEIVABLE: ACCOUNTS PAYABLE.

            (a) All accounts receivable reflected on the Balance Sheet, and all accounts receivable arising subsequent to the Balance Sheet Date, have arisen in the ordinary course of business, and, to the best knowledge of any Shareholder or the Company, represent valid obligations and are enforceable, subject to applicable laws affecting creditors' rights generally. All items which are required by GMP to be reflected as accounts receivable on the Balance Sheet and on the books of the Company or its subsidiaries are so reflected and any reserve accounts relating thereto have been established in accordance with GMP applied in a manner consistent with past practices of the Company. The amounts set forth on the Balance Sheet as reserves for bad debts, as increased by an amount equal to no more than $50,000, are sufficient. Except for an amount equal to no more than $50,000, the accounts receivable reflected on the Balance Sheet and all accounts receivable arising subsequent to the Balance Sheet Date are fully collectible in the ordinary course of business, except to the extent of the reserve for bad debts set forth on the Balance Sheet and, with respect to accounts receivable arising after the Balance Sheet Date, to the extent of any reserve account relating thereto that has been established in accordance with GMP applied in a manner consistent with past practices of the Company.

            (b) All accounts payable (including, without limitation, Taxes payable) reflected on the Balance Sheet, and all accounts payable (including, without limitation, Taxes payable) of the Company or its subsidiaries arising subsequent to the Balance Sheet Date, have been and are being paid in the ordinary course of the Company's or its subsidiaries business and consistent with past practices.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 15


    4.18 REAL ESTATE. Neither the Company nor its subsidiaries own any real property or any buildings or other structures located on real property.
Schedule 4.18 sets forth: (i) all leases, subleases or other agreements under which the Company or its subsidiaries is a lessee of any real property; (ii) all options held by the Company or its subsidiaries or contractual obligations on their part to purchase or acquire any interest in real property; and (iii) all options granted by the Company or its subsidiaries or contractual obligations on their part to sell or dispose of any interest in real property. The Company or its subsidiaries are the lessee under the leases or holder of the options, as the case may be, of each of the items set forth on such Schedule (except as set forth in the response to item (iii)). Such leases, subleases and other agreements are in full force and effect and neither the Company nor its subsidiaries has received any notice of default thereunder. To the best knowledge of the Company and the Shareholders, the leasehold interests of the Company and its subsidiaries are subject to no lien or other encumbrance, except for such liens and encumbrances, if any, which are not substantial in character, amount or extent, and which do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby. Each of the options, if any, as set forth on Schedule 4.18 is in full force and effect subject to no lien or other encumbrance, except for such liens and encumbrances, if any, which are not substantial in character, amount or extent, and which do not materially detract from the value of such option.

    4.19 OFFICERS; DIRECTORS AND EMPLOYEES. The Company has provided to NFO a list that sets forth the name and total compensation of each officer and director of the Company and its subsidiaries and each employee of the Company or its subsidiaries with a current annual rate of compensation (including bonuses and commissions) exceeding $75,000. No officer, director or employee of the Company or its subsidiaries has made a written threat to the Company or its subsidiaries or to any of the officers or directors of the Company or its subsidiaries to cancel or otherwise terminate such person's employment. Except as set forth on Schedule 4.19, there are no outstanding loans by the Company or its subsidiaries to any current or former officers, directors or employees. The amount of all bonuses and distributions paid by the Company and its subsidiaries to all officers, directors and employees since the Balance Sheet Date is not more than $0.

    4.20 LITIGATION INVOLVING SHAREHOLDERS. No Shareholder is a party to, or to its knowledge, has been threatened with, any litigation or judicial, administrative or arbitration proceeding which is likely to delay materially or prevent the consummation of the transactions contemplated hereby or have a material adverse effect upon the ability of such Shareholder to perform its obligations hereunder.

    4.21 TANGIBLE PROPERTY. The facilities, machinery, equipment, furniture, leasehold improvements, fixtures, vehicles, structures, any related capitalized items and other tangible property material to the business of the Company and its subsidiaries (the "Tangible Property") are in good operating condition and repair, subject to ordinary course wear and tear. During the past three years there has not been any significant interruption of the operations of the Company or its subsidiaries due to inadequate maintenance of the Tangible Property.

    4.22 PURCHASE FOR INVESTMENT. Each Shareholder: (i) has been given full access to all material information concerning the Condition of NFO to which he has requested access; (ii) has had an opportunity to ask questions of, and to receive information from, NFO and persons acting on its behalf concerning the Condition of NFO; (iii) has been provided with a copy of the Form 10-K and has conducted an independent investigation of the business affairs and financial or other conditions of NFO; (iv)is an "accredited investor" (as that term is defined in Rule 501 under the Securities Act of 1933, as amended (the "Act")) or if not an accredited investor is being advised by a "purchaser representative" (as that term is defined in Rule 501 under the Act) and has such knowledge and experience in financial and business matters that he is capable of using the information that is

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 16


available to him concerning NFO to evaluate the risks of investment in NFO and acknowledges that he is in no way relying upon any representation, warranty or other assurance (whether written or oral) of NFO or Merger Sub or any affiliate thereof with respect to the value of the shares of NFO Common Stock being acquired by him; (v) acknowledges that he has been advised that the shares of NFO Common Stock being acquired by him have not been registered under the Act and that NFO has no current intention, except pursuant to the Registration Rights Agreement (as defined in Section 6.2(9)), to register such shares under the Act; and (vi) is acquiring the shares of NFO Common Stock being acquired by him for his own account for investment and not for resale or distribution.

    4.23 FULL DISCLOSURE. None of the documents set forth on Schedule 4.23 contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

    4.24 LIABILITIES. Except as disclosed in the Balance Sheet or as set forth on Schedule 4.24, neither the Company nor its subsidiaries has any material direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise, whether or not of a kind required by GMP to be set forth in a financial statement, other than (i) liabilities fully and adequately reflected or reserved against in the Balance Sheet, (ii) liabilities incurred in the ordinary course of business and not required under GMP to be reflected on the Balance Sheet, or (iii) incurred since the date of the Balance Sheet in the ordinary course of business and as consistent with past practice, and liabilities incurred in connection with this Agreement not in excess of $750,000.

    4.25 BUDGET. The three-year budget of the Company and its subsidiaries attached hereto as Schedule 4.25 (the "Budget") is an estimate prepared by the Company in good faith on a reasonable basis. The assumptions on which the Budget is based are consistent with normal budgeting practices (including, without limitation, accounting practices) of the Company and with historical conditions applicable to the business of the Company and its subsidiaries. Nothing has come to the attention of any Shareholder or the Company to indicate that the Budget or the assumptions upon which it is based are not reasonable.

    4.26 LIENS. The Company and its subsidiaries own outright and have good and marketable title to all of their assets and properties, including, without limitation, all of the assets and properties reflected on the Balance Sheet, in each case, except as set forth on Schedule 4.26, free and clear of any lien, pledge, mortgage, security interest, claim, lease, charge, option, right of first refusal, easement or any other encumbrance whatsoever (collectively, "Liens"), except for (i) immaterial assets and properties; (ii) assets and properties disposed of in the ordinary course of business since the Balance Sheet Date; (iii) Liens securing taxes, assessments, governmental charges or levies, or the claims of the materialmen, carriers, landlords and like persons, which are not yet due and payable; or (iv) minor Liens of a character which do not substantially impair the assets or properties of the Company or its subsidiaries or materially detract from their business.

    4.27 INSURANCE. Schedule 4.27 sets forth all policies or binders of fire, liability, workmen's compensation, vehicular or other insurance held by or on behalf of the Company or its subsidiaries (specifying the insurer, the policy number or covering note number with respect to binders, and describing each pending claim thereunder of more than $5,000). Such policies and binders are in full force and effect. Neither the Company nor its subsidiaries is in default with respect to any provision contained in any such policy or binder and has failed to give any notice of present any claim under any such policy or binder in due and timely fashion.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 17


Except for claims set forth on Schedule 4.27, there are no outstanding unpaid claims under any such policy or binder. Neither the Company nor its subsidiaries has received a notice of cancellation or non-renewal of any such policy or binder. Neither the Company nor any Shareholders has any knowledge of any inaccuracy IN ANY application for such policies or binders, any failure to pay premiums when due or any similar state of facts which might form the basis for termination of any such insurance.

    4.28 POTENTIAL CONFLICTS OF INTEREST. Except as set forth on Schedule 4.28, no officer or director of the Company or its subsidiaries (i) owns, directly or indirectly, any interest in (excepting not more than 1 % stock holdings for investment purposes in securities of publicly held and traded companies) or is an officer, director, employee or consultant of any person which is a competitor, lessor, lessee, customer or supplier of the Company or its subsidiaries; (ii) owns, directly or indirectly, in whole or in part, any copyright, trademark, trade name, service mark, franchise, patent, invention, permit, license or secret or confidential information which the Company or its subsidiaries is using or the use of which is necessary for the business of the Company or its subsidiaries; or (iii) has any cause of action or other claim whatsoever against, or owes any amount to, the Company or its subsidiaries, except for claims in the ordinary course of business, such as for accrued vacation pay, accrued benefits under Benefit Plans and similar matters and agreements existing on the date hereof.

    4.29 ACCOUNTING MATTERS. None of the Company, its subsidiaries or the Shareholders has taken or agreed to take any action that would interfere with Merger Sub and NFO accounting for the business combination to be effected by the Merger as a "pooling of interests."

    4.30 POOLING LETTER. The Company has caused the Company's independent auditors, to deliver to the Company on or prior to the date hereof a draft letter setting forth the preliminary conclusion of Price Waterhouse LP. That, assuming NFO is a corporation eligible to be a party to a transaction seeking pooling of interests accounting treatment and that the participation of NFO in the Merger will not, in and of itself, disqualify the Merger from qualifying for pooling of interests accounting treatment, the Merger will qualify for pooling of interests accounting treatment if consummated in accordance with this Agreement, and the Company has delivered a true and complete copy of such letter to NFO.

    4.31 TOTAL REVENUES OR NET ASSETS. The Company, together with its ultimate parent entity (as defined in the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (the "HSR Act")), does not have net assets, as determined in accordance with the HSR Act, equal to or in excess of $10 million.

                                      ARTICLE 5
                                      COVENANTS

    5.1 CONDUCT OF BUSINESS OF THE COMPANY AND ITS SUBSIDIARIES. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company and its subsidiaries shall, and the Shareholders shall cause the Company and its subsidiaries to, conduct their operations according to their ordinary course of business and consistent with past practice, and the Company and its subsidiaries shall, and the Shareholders shall cause the Company and its subsidiaries to, use their best efforts to preserve intact their business organization, to keep available the services of their officers and employees and to maintain satisfactory relationships with licensors, licensees, suppliers, customers and others having business relationships with them. Without limiting the generality of the foregoing, prior to the Effective Time, neither the Company nor its subsidiaries will, without the prior written consent of Merger Sub:

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 18


            (a) amend or propose to amend its articles of incorporation or by-laws (or comparable governing instruments);

            (b) authorize for issuance, issue, sell, pledge, deliver or agree or commit to issue, sell, pledge or deliver (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase, awards or otherwise) any stock of any class or any securities convertible into or exchangeable for shares of stock of any class of the Company or its subsidiaries;

            (c) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof in respect of its capital stock, or redeem, purchase or otherwise acquire or offer to acquire any shares of its own capital stock;

            (d) (i) increase in any manner the compensation of any of its directors or officers; (ii) increase in any manner the compensation of any of its employees that are not directors or officers other than in the ordinary course of business consistent with the past practices of the Company and its subsidiaries, as the case may be; (iii) make, or agree to make, any loans or advances to any of its officers, directors or employees (other than normal travel advances paid to such persons in a manner consistent with the past practices of the Company and its subsidiaries); (iv) pay or agree to pay any pension, retirement allowance or other employee benefit not required by any existing plan, agreement or arrangement to any such director, officer or employee, whether past or present; (v) commit itself to any additional pension, profit-sharing, bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or to any employment or consulting agreement with or for the benefit of any person, or to amend any of such plans or any of such agreements in existence on the date hereof; or (vi) make any payment or award under any executive compensation plan of the Company or its subsidiaries; or

            (e)    agree, commit or arrange to do any of the foregoing.

    5.2 NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Merger Sub of: (i) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by the Company or its subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any agreement, indenture or instrument material to the business, assets, property, condition (financial or otherwise) or the results of operations of the Company or its subsidiaries to which the Company is a party or is subject; (ii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement (including the Merger); (iii) any notice or other communication from any regulatory authority in connection with the transactions contemplated by this Agreement; (iv) any material adverse change that becomes known to the Company or any Shareholder in the Condition of the Company or its subsidiaries taken as a whole, or the occurrence of an event that becomes known to the Company or any Shareholder which, so far as reasonably can be foreseen at the time of its occurrence, would result in any such change; and (v) any claims, actions, proceedings or investigations commenced or, to the best knowledge of any Shareholder or the Company, threatened, involving or affecting the Company or its subsidiaries or any of their property or assets, or, to the best knowledge of any Shareholder or the Company, any employee, consultant, director or officer, in his capacity as such, of the Company or its subsidiaries which, if pending on the date hereof, would have been required to have been disclosed in writing pursuant to Section 4.7 or which relates to the consummation of the Merger.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 19


    5.3 ACCESS AND INFORMATION. Between the date of this Agreement and the Effective Time, the Company and its subsidiaries will give Merger Sub and NFO and their authorized representatives (including their accountants and legal counsel) at all reasonable times access to all their offices and other facilities and to all contracts, agreements, commitments, books and records (including Tax returns), will permit Merger Sub and NFO to make such investigations and examinations as it may reasonably require and will cause their officers promptly to furnish Merger Sub and NFO with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Merger Sub or NFO may from time to time reasonably request. Any such investigation and examination shall be conducted upon reasonable notice and the Company and its subsidiaries shall cooperate fully therein. No investigation by Merger Sub or NFO shall, however, diminish or obviate in any way any of the representations, warranties, covenants or agreements of the Company or any Shareholder under this Agreement.

    5.4 BEST EFFORTS. Upon the terms and subject to the conditions hereof, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including using its best efforts (i) to obtain all necessary consents, amendments to or waivers under the terms of any of the Company's or its subsidiaries', borrowing or other contractual arrangements required by the transactions contemplated by this Agreement, (ii) to promptly effect all necessary or appropriate registrations and filings, including, without limitation, filings and submissions pursuant to the DGCL and the California Code, (iii) subject to Article 9 and the Indemnification and Escrow Agreement, to defend and to cooperate with each other in defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) to fulfill or cause the fulfillment of the conditions to Closing.

    5.5 PUBLIC ANNOUNCEMENTS. So long as this Agreement is in effect, NFO and Merger Sub, on the one hand, and the Company and the Shareholders, on the other hand, shall not, and shall cause their affiliates not to, issue or cause the publication of any press release or any other announcement with respect to the Merger or this Agreement without the consent of the other party; PROVIDED, HOWEVER, that NFO may make any announcement required by applicable law or regulation with prior written notice (including a copy of the proposed announcement) to the Company.

    5.6 NO INCONSISTENT ACTIVITIES. The Company and the Shareholders will not, and the Company will direct its subsidiaries and the Company's and its subsidiaries' officers, directors and other representatives not to, directly or indirectly, solicit, encourage, or participate in any way in discussions or negotiations with, or provide any information or assistance to, any third party (other than Merger Sub, NFO and their attorneys and accountants) concerning any acquisition of shares of capital stock of the Company or its subsidiaries or any significant portion of the total assets of the Company or its subsidiaries (whether by merger, purchase of assets or otherwise). The Company will promptly notify Merger Sub of the terms of any proposal or contact it or its subsidiaries may receive in respect of any such transaction, (i) setting forth the identity of such third party and the nature and terms, H any, of such proposal or expression of interest and (ii) confirming that neither the Company nor its subsidiaries or the Shareholders nor any of their respective affiliates have had any discussions or negotiations with, or provided any information or assistance to, such third party. The Company agrees that neither it nor any of its subsidiaries shall release any third party from any confidentiality or standstill agreements to which the Company or its subsidiaries are a party.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 20


    5.7 EMPLOYMENT AGREEMENTS. The Company and each Shareholder shall each use all reasonable commercial efforts to cause (i) each of James B. Wood, Jay H. Friedman, Steven K. Schloss and Greg Doudna to enter into employment agreements with the Surviving Corporation and (ii) Walter P. Smith to enter into a consulting agreement with the Surviving Corporation, in the forms attached hereto as exhibits B to F, respectively (collectively, the "Employment and Consulting Agreements"), in all cases on the Closing Date.

    5.8     INDEMNIFICATION OF BROKERAGE.

            (a) NFO and Merger Sub jointly and severally, agree to indemnify and save the Shareholders harmless from any claim or demand for commission or other compensation by any broker, finder, agent or similar intermediary claiming to have been employed by or on behalf of NFO or Merger Sub or its affiliates, and to bear the cost of legal expenses incurred in defending any such claim.

            (b) The Shareholders, jointly and severally, agree to indemnify and save the Company, Merger Sub and NFO harmless from any claim or demand for commission or other compensation by any broker, finder, agent or similar intermediary claiming to have been employed by or on behalf of the Company or any Shareholder or any of their respective affiliates, and to bear the cost of legal expenses incurred in defending any such claim.

    5.9 NFO COMMON STOCK. Each Shareholder agrees that, without the Surviving Corporation's prior written consent, it will not offer, sell, contract to sell or otherwise dispose of any shares of NFO Common Stock acquired hereunder except in compliance with the Act, the rules and regulations promulgated thereunder and any applicable state securities laws. Each Shareholder further agrees that the certificate or certificates issued to him to evidence the shares of NFO Common Stock acquired thereby shall bear a legend stating as follows:

            The shares evidenced by this certificate have not been registered under the Securities Act of 1933 as amended (the "1933 Act") or any state securities laws and may not be sold or transferred except in transactions exempt from registration under the 1933 Act or any applicable state securities laws or pursuant to an effective Registration Statement under the 1933 Act. The shares represented by this certificate are subject to certain transfer restrictions pursuant to that certain Agreement and Plan of Merger, dated as of March 20, 1997, among Prognostics, Prognostics Corp., the issuer of these shares and certain other parties thereto.

    5.10 TAX MATTERS. The Surviving Corporation shall prepare and file any federal, state, local and foreign tax returns required to be filed after the Closing Date with respect to the Surviving Corporation and its predecessors, and the Surviving Corporation shall pay all Taxes shown as due on any such return.

    5.11 INSURANCE. From the date hereof through the Closing Date, the Company and its subsidiaries shall maintain in force (including necessary renewals thereof) the insurance policies listed on any Schedule hereto, except to the extent that they may be replaced with equivalent policies appropriate to insure the assets, properties and business of the Company and its subsidiaries to the same extent as currently insured at the same or lower rates or at rates approved by NFO.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 21


    5.12    NON-COMPETITION/NON-SOLICITATION COVENANT OF JAMES B. WOOD.

            (a) NON-COMPETE/NON-SOLICITATION. During the Employment Period (as defined in the employment agreement entered into between the Surviving Corporation and James B. Wood on the Closing Date) and continuing for a period of sixty months following the later of the date (the "Wood Noncompete Trigger Date") on which James B. Wood (i) ceases to be entitled to receive his Base Salary (as defined in the employment agreement entered into between the Surviving Corporation and James B. Wood on the Closing Date) and (ii) ceases for any reason, to be an employee of the Surviving Corporation, he shall not, directly or indirectly, in any geographical area (including within California in the counties specified on Exhibit G hereto) or in any foreign country in which NFO, the Surviving Corporation or their respective subsidiaries engage or plan to engage in business on the Wood Noncompete Trigger Date, in any form or manner:

              (i) own, manage, control, participate in, consult with, render services for, or in any manner engage in any business competing with the businesses of NFO, the Surviving Corporation or their respective subsidiaries as such businesses exist or are in process on the Wood Noncompete Trigger Date; PROVIDED, HOWEVER, that James B. Wood may be a passive owner of not more than 5% of the outstanding stock of any class of a corporation which is publicly traded, so long as James B. Wood has no active participation in the business of such corporation; or

              (ii) (a) induce or attempt to induce any employee of NFO, the Surviving Corporation or any of their respective subsidiaries to leave the employ thereof, (b) hire any person who was an employee of NFO, the Surviving Corporation or any of their respective subsidiaries while James B. Wood was an employee of the Surviving Corporation or (c) induce or attempt to induce any customer, supplier, licensee or other business relation of NFO, the Surviving Corporation or any of their respective subsidiaries to cease doing business with NFO, the Surviving Corporation or any such subsidiary, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and NFO, the Surviving Corporation or any of their respective subsidiaries.

            (b) RIGHTS AND REMEDIES UPON BREACH. If James B. Wood breaches, or threatens to commit a breach of, any of the provisions of Section 5.12(a) (the "Wood Restrictive Covenants"), the Surviving Corporation shall have the following rights and remedies, each of which rights and remedies shall be independent of the other and severally enforceable, and all of which rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Surviving Corporation under law or in equity:

              (i) SPECIFIC PERFORMANCE. The right and remedy to have the Wood Restrictive Covenants specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to NFO and the Surviving Corporation and that money damages will not provide adequate remedy to NFO and the Surviving Corporation; and

              (ii) ACCOUNTING. The right and remedy to require James B. Wood to account for and pay over to the Surviving Corporation all compensation, profits, monies, accruals, increments or other benefits derived or received by James B. Wood as the result of any transactions constituting a breach of any of the Wood Restrictive Covenants, and James B. Wood shall account for and pay over such benefits to the Surviving Corporation.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 22


            (c) SEVERABILITY OF COVENANTS. If any court determines that any of the Wood Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Wood Restrictive Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions.

            (d) BLUE-PENCILLING. If any court determines that any of the Wood Restrictive Covenants, or any part thereof, is unenforceable because of the duration of such provision or the area covered thereby, such court shall have the power to reduce the duration or area of such provision and, in its reduced form, such provision shall then be enforceable and shall be enforced.

            (e) ENFORCEABILITY IN JURISDICTIONS. The parties intend to and hereby confer jurisdiction to enforce the Wood Restrictive Covenants upon the courts of any jurisdiction within the geographical scope of such covenants. If the courts of any one or more of such jurisdictions hold the Wood Restrictive Covenants wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties that such determination not bar or in any way affect the Surviving Corporation's right to the relief provided above in the courts of any other jurisdiction within the geographical scope of such covenants, as to breaches of such covenants in such other respective jurisdictions, such covenants as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants.

    5.13    NON-COMPETITION/NON-SOLICITATION COVENANT OF WALTER P. SMITH.

            (a) NON-COMPETE/NON-SOLICITATION. During the Initial Term and any Renewal Term (each as defined in the consulting agreement entered into between the Surviving Corporation and Walter P. Smith on the Closing Date) and continuing for a period of sixty months following the later of the date (the "Smith Noncompete Trigger Date") on which Walter P. Smith (i) ceases to provide consulting services to the Surviving Corporation and (ii) ceases to receive payment for consulting services rendered to the Surviving Corporation, he shall not, directly or indirectly, in any geographical area (including within California in the counties specified on Exhibit G hereto) or in any foreign country in which NFO, the Surviving Corporation or their respective subsidiaries engage or plan to engage in business on the Smith Noncompete Trigger Date, in any form or manner:

              (i) own, manage, control, participate in, consult with, render services for, or in any manner engage in any business competing with the businesses of NFO, the Surviving Corporation or their respective subsidiaries as such businesses exist or are in process on the Smith Noncompete Trigger Date; PROVIDED, HOWEVER, that Walter P. Smith may be a passive owner of not more than 5% of the outstanding stock of any class of a corporation which is publicly traded, so long as Walter P. Smith has no active participation in the business of such corporation; or

              (ii) (a) induce or attempt to induce any employee of NFO, the Surviving Corporation or any of their respective subsidiaries to leave the employ thereof, (b) hire any person who was an employee of NFO, the Surviving Corporation or any of their respective subsidiaries while Walter P. Smith was a consultant to the Surviving Corporation or (c) induce or attempt to induce any customer, supplier, licensee or other business relation of NFO, the Surviving Corporation or any of their respective subsidiaries to cease doing business with NFO, the Surviving Corporation or any such subsidiary, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and NFO, the Surviving Corporation or any of their respective subsidiaries.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 23


            (b) RIGHTS AND REMEDIES UPON BREACH. If Walter P. Smith breaches, or threatens to commit a breach of, any of the provisions of Section 5.13(a) (the "Smith Restrictive Covenants"), the Surviving Corporation shall have the following rights and remedies, each of which rights and remedies shall be independent of the other and severally enforceable, and all of which rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Surviving Corporation under law or in equity:

              (i) SPECIFIC PERFORMANCE. The right and remedy to have the Smith Restrictive Covenants specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to NFO and the Surviving Corporation and that money damages will not provide adequate remedy to NFO and the Surviving Corporation; and

              (ii) ACCOUNTING. The right and remedy to require Walter P. Smith to account for and pay over to the Surviving Corporation all compensation, profits, monies, accruals, increments or other benefits derived or received by Walter P. Smith as the result of any transactions constituting a breach of any of the Smith Restrictive Covenants, and Walter Smith shall-account for and pay over such benefits to the Surviving Corporation.

            (c) SEVERABILITY OF COVENANTS. If any court determines that any of the Smith Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Smith Restrictive Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions.

            (d) BLUE-PENCILLING. If any court determines that any of the Smith Restrictive Covenants, or any part thereof, is unenforceable because of the duration of such provision or the area covered thereby, such court shall have the power to reduce the duration or area of such provision and, in its reduced form, such provision shall then be enforceable and shall be enforced.

            (e) ENFORCEABILITY IN JURISDICTIONS. The parties intend to and hereby confer jurisdiction to enforce the Smith Restrictive Covenants upon the courts of any jurisdiction within the geographical scope of such covenants. If the courts of any one or more of such jurisdictions hold the Smith Restrictive Covenants wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties that such determination not bar or in any way affect the Surviving Corporation's right to the relief provided above in the courts of any other jurisdiction within the geographical scope of such covenants, as to breaches of such covenants in such other respective jurisdictions, such covenants as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants.

    5.14    NON-COMPETITION/NON-SOLICITATION COVENANT OF JAY H. FRIEDMAN.

            (a) NON-COMPETE/NON-SOLICITATION. During the Employment Period (as defined in the employment agreement entered into between the Surviving Corporation and Jay H. Friedman on the Closing Date) and continuing for a period of twenty-four months following the later of the date (the "Friedman Noncompete Trigger Date") on which Jay H. Friedman (i) ceases to be entitled to receive his Base Salary (as defined in the employment agreement entered into between the Surviving Corporation and Jay H. Friedman on the Closing Date) and (ii) ceases for any reason, to be an employee of the Surviving Corporation, he shall not, directly or indirectly, in any geographical area (including within California in the counties specified on Exhibit G hereto) or in any foreign country in which NFO, the Surviving Corporation or their respective subsidiaries engage or plan to engage in business on the Friedman Noncompete Trigger Date, in any form or manner:

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 24


              (i) own, manage, control, participate in, consult with, render services for, or in any manner engage in any business competing with the businesses of NFO, the Surviving Corporation or their respective subsidiaries as such businesses exist or are in process on the Friedman Noncompete Trigger Date; PROVIDED, HOWEVER, that Jay H. Friedman may be a passive owner of not more than 5% of the outstanding stock of any class of a corporation which is publicly traded, so long as Jay H. Friedman has no active participation in the business of such corporation; or

              (ii) (a) induce or attempt to induce any employee of NFO, the Surviving Corporation or any of their respective subsidiaries to leave the employ thereof, (b) hire any person who was an employee of NFO, the Surviving Corporation or any of their respective subsidiaries while Jay H. Friedman was an employee of the Surviving Corporation or (c) induce or attempt to induce any customer, supplier, licensee or other business relation of NFO, the Surviving Corporation or any of their respective subsidiaries to cease doing business with NFO, the Surviving Corporation or any such subsidiary, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and NFO, the Surviving Corporation or any of their respective subsidiaries.

            (b) RIGHTS AND REMEDIES UPON BREACH. If Jay H. Friedman breaches, or threatens to commit a breach of, any of the provisions of Section 5.14(a) (the "Friedman Restrictive Covenants"), the Surviving Corporation shall have the following rights and remedies, each of which rights and remedies shall be independent of the other and severally enforceable, and all of which rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Surviving Corporation under law or in equity:

              (i) SPECIFIC PERFORMANCE. The right and remedy to have the Friedman Restrictive Covenants specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to NFO and the Surviving Corporation and that money damages will not provide adequate remedy to NFO and the Surviving Corporation; and

              (ii) ACCOUNTING. The right and remedy to require Jay H. Friedman to account for and pay over to the Surviving Corporation all compensation, profits, monies, accruals, increments or other benefits derived or received by Jay H. Friedman as the result of any transactions constituting a breach of any of the Friedman Restrictive Covenants, and Jay H. Friedman shall account for and pay over such benefits to the Surviving Corporation.

            (c) SEVERABILITY OF COVENANTS. If any court determines that any of the Friedman Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Friedman Restrictive Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions.

            (d) BLUE-PENCILLING. If any court determines that any of the Friedman Restrictive Covenants, or any part thereof, is unenforceable because of the duration of such provision or the area covered thereby, such court shall have the power to reduce the duration or area of such provision and, in its reduced form, such provision shall then be enforceable and shall be enforced.

            (e) ENFORCEABILITY IN JURISDICTIONS. The parties intend to and hereby confer jurisdiction to enforce the Friedman Restrictive Covenants upon the courts of any jurisdiction within the geographical scope of such covenants. If the courts of any one or more of such jurisdictions hold the Friedman Restrictive Covenants wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties that

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 25


such determination not bar or in any way affect the Surviving Corporation's right to the relief provided above in the courts of any other jurisdiction within the geographical scope of such covenants. as to breaches of such covenants in such other respective jurisdictions, such covenants as they relate to each jurisdiction being, for this purpose. severable into diverse and independent covenants.

    5.15    NON-COMPETITION/NON-SOLICITATION COVENANT OF THOMAS RICH.

            (a) NON-COMPETE/NON-SOLICITATION. During the period in which Thomas Rich is employed by the Surviving Corporation and continuing for a period of twenty-four months following the date (the "Rich Noncompete Trigger Date") on which Thomas Rich ceases for any reason, to be an employee of the Surviving Corporation, he shall not, directly or indirectly, in any geographical area (including within California in the counties specified on Exhibit G hereto) or in any foreign country in which NFO, the Surviving Corporation or their respective subsidiaries engage or plan to engage in business on the Rich Noncompete Trigger Date, in any form or manner:

              (i) own, manage, control, participate in, consult with, render services for, or in any manner engage in any business competing with the businesses of NFO, the Surviving Corporation or their respective subsidiaries as such businesses exist or are in process on the Rich Noncompete Trigger Date; PROVIDED, HOWEVER, that Thomas Rich may be a passive owner of not more than 5% of the outstanding stock of any class of a corporation which is publicly traded, so long as Thomas Rich has no active participation in the business of such corporation; or

              (ii) (a) induce or attempt to induce any employee of NFO, the Surviving Corporation or any of their respective subsidiaries to leave the employ thereof, (b) hire any person who was an employee of NFO, the Surviving Corporation or any of their respective subsidiaries while Thomas Rich was an employee of the Surviving Corporation or (c) induce or attempt to induce any customer, supplier, licensee or other business relation of NFO, the Surviving Corporation or any of their respective subsidiaries to cease doing business with NFO, the Surviving Corporation or any such subsidiary, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and NFO, the Surviving Corporation or any of their respective subsidiaries.

            (b) RIGHTS AND REMEDIES UPON BREACH. If Thomas Rich breaches, or threatens to commit a breach of, any of the provisions of Section 5.15(a) (the "Rich Restrictive Covenants"), the Surviving Corporation shall have the following rights and remedies, each of which rights and remedies shall be independent of the other and severally enforceable, and all of which rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Surviving Corporation under law or in equity:

              (i) SPECIFIC PERFORMANCE. The right and remedy to have the Rich Restrictive Covenants specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to NFO and the Surviving Corporation and that money damages will not provide adequate remedy to NFO and the Surviving Corporation; and

              (ii) ACCOUNTING. The right and remedy to require Thomas Rich to account for and pay over to the Surviving Corporation all compensation, profits, monies, accruals, increments or other benefits derived or received by Thomas Rich as the result of any transactions constituting a breach of any of the Rich

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 26


Restrictive Covenants, and Thomas Rich shall account for and pay over such benefits to the Surviving Corporation.

            (c) SEVERABILITY OF COVENANTS. If any court determines that any of the Rich Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Rich Restrictive Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions.

            (d) BLUE-PENCILLING. If any court determines that any of the Rich Restrictive Covenants, or any part thereof, is unenforceable because of the duration of such provision or the area covered thereby, such court shall have the power to reduce the duration or area of such provision and, in its reduced form, such provision shall then be enforceable and shall be enforced.

            (e) ENFORCEABILITY IN JURISDICTIONS. The parties intend to and hereby confer jurisdiction to enforce the Rich Restrictive Covenants upon the courts of any jurisdiction within the geographical scope of such covenants. If the courts of any one or more of such jurisdictions hold the Rich Restrictive Covenants wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties that such determination not bar or in any way affect the Surviving Corporation's right to the relief provided above in the courts of any other jurisdiction within the geographical scope of such covenants, as to breaches of such covenants in such other respective jurisdictions, such covenants as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants.

    5.16 ACCOUNTING TREATMENT. Each of the Company, NFO, Merger Sub and the Shareholders shall not take any action and shall not fail to take any action, which action or failure to act would prevent, or would be reasonably likely to prevent, the Merger from qualifying for pooling of interests accounting treatment.

    5.17 STOCK OPTIONS. On or prior to December 31,1997, NFO shall grant options for a total of 25,000 shares of NFO Common Stock, exercisable at a price per share equal to the fair market value of NFO Common Stock on the date of such grant, in the amounts and to the employees of the Surviving Corporation specified on Schedule 5.17 hereto; PROVIDED, that any of such options not designated for receipt on Schedule 5.17 shall be designated on or prior to December 21, 1997 by the Chief Executive Officer of the Surviving Corporation. The grant of such options shall be registered under the Securities Act of 1993, as amended. It is understood that if and to the extent any such options are granted pursuant to the NFO Research, Inc. Stock Option Plan, the Compensation Committee of the Board of Directors of NFO has the sole authority to determine and designate to whom options are to be granted, the timing and pricing of grants, and the number of shares to be granted to each recipient.

    5.18 NOTIFICATION OF CERTAIN MATTERS. The Company and the Shareholders shall give prompt notice to NFO and the Merger Sub, and NFO and the Merger Sub shall give prompt notice to the Company and the Shareholders, of (i) the occurrence, or nonoccurrence, of any event the occurrence, or nonoccurrence, of which would be likely to cause any representation or warranty of any party contained in this Agreement to be untrue or inaccurate and (ii) any failure of the Company, the Shareholders, NFO or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 27


    5.19    WITHHOLDING.

            (a) James B. Wood hereby covenants and agrees that upon the earlier of the (i) repayment of all or a portion or (ii) maturity (if James B. Wood has not surrendered shares of NFO Common Stock collateralizing such promissory note) of the Promissory Note, dated December 19, 1994, in the original principal amount of $40,000, made by James B. Wood in favor of the Company, he shall promptly remit to the Surviving Corporation the funds necessary for withholding of any taxes required by any governmental authority in connection with each such repayment or the maturity, as the case may be, of such promissory note. James B. Wood hereby covenants and agrees that upon the earlier of the (i) repayment of all or a portion or (ii) maturity (if James B. Wood has not surrendered shares of NFO Common Stock collateralizing such promissory note) of the Promissory Note, dated August 31, 1995, in the original principal of $3,460, made by James B. Wood in favor of the Company, he shall promptly remit to the Surviving Corporation the funds necessary for withholding of any taxes required by any governmental authority in connection with each such repayment or the maturity, as the case may be, of such promissory note.

            (b) Thomas Rich hereby covenants and agrees that upon the earlier of the (i) repayment of all or a portion or (ii) maturity (if Thomas Rich has not surrendered shares of NFO Common Stock collateralizing such promissory note) of the Promissory Note, dated August 31, 1995, in the original principal amount of $3,460, made by Thomas Rich in favor of the Company, he shall promptly remit to the Surviving Corporation the funds necessary for withholding of any taxes required by any governmental authority in connection with each such repayment or the maturity, as the case may be, of such promissory note.

            (c) Jay H. Friedman hereby covenants and agrees that upon the earlier of the (i) repayment of all or a portion or (ii) maturity (if Jay H. Friedman has not surrendered shares of NFO Common Stock collateralizing such promissory note) of the Promissory Note, dated August 31, 1995, in the original principal amount of $3,460, made by Jay H. Friedman in favor of the Company, he shall promptly remit to the Surviving Corporation the funds necessary for withholding of any taxes required by any governmental authority in connection with each such repayment or the maturity, as the case may be, of such promissory note.

                                      ARTICLE 6
                                      CONDITIONS

    6.1 CONDITIONS TO OBLIGATION OF NFO AND MERGER SUB. The obligation of NFO and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by NFO and Merger Sub:

            (a) All requisite approvals of the Shareholders of the Company under the DGCL, the California Code and the Company's articles of incorporation shall have been obtained for this Agreement, the Merger and the transactions contemplated hereby;

            (b) Those Shareholders and other persons who are named in the Employment and Consulting Agreements shall have entered into the Employment and Consulting Agreements;

            (c) The Company and the Shareholders each shall have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by each of them on or prior to the Effective Time pursuant to the terms hereof;

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 28


            (d) The representations and warranties of the Company and the Shareholders contained in this Agreement shall be true and correct on and as of the Effective Time as if made on and as of such date except for representations and warranties expressly made as of a specific date, which shall be true and correct as of such date;

            (e) The Company and each Shareholder shall have delivered to NFO and Merger Sub a certificate in form and substance reasonably satisfactory to NFO and Merger Sub, dated the Closing Date, certifying as to the matters set forth in Sections 6.1 (c) and (d);

            (f) NFO and Merger Sub shall have received the opinion of Tomlinson, Zisko, Morosoli & Maser LLP, counsel to the Company and the Shareholders, dated the date of the Closing, addressed to NFO and Merger Sub, substantially in the form of Exhibit H and with customary assumptions, exceptions and qualifications;

            (g) There shall not have occurred after the date hereof any material adverse change in the Condition of the Company or its subsidiaries taken as a whole;

            (h) No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits or prevents the consummation of the Merger;

            (i) The Company shall have delivered to NFO and Merger Sub certificates, in form and substance reasonably satisfactory to NFO and Merger Sub, signed by an executive officer thereof, dated the Closing Date, certifying that full and complete copies of the following are attached thereto: minutes of the Board of Directors and shareholders of the Company (or unanimous written consents of the Board of Directors and shareholders of the Company) authorizing and approving this Agreement and the transactions contemplated hereby, copies of the articles of incorporation and by-laws of the Company as in effect on the date thereof, and such other documents or instruments as Merger Sub may reasonably request in writing not less than two days prior to the Closing Date to carry out the intent and purpose of this Agreement;

            (j) Any and all permits and approvals from any governmental or regulatory body required for the lawful consummation of the Closing shall have been obtained;

            (k) All consents, permits and approvals from parties to any contracts or other agreements with the Company which may be required in connection with the performance by the Company of its obligations under this Agreement or the continuance of such contracts or other agreements after the Closing shall have been obtained;

            (l) Except as set forth on Schedule 6.1 (I), the Shareholders and each affiliate of the Company shall have paid to the Company any amounts owed by such person to the Company;

            (m) No action, suit or proceeding shall have been instituted before any court or governmental body or instituted or threatened by any governmental agency or body to restrain or prevent the carrying out of the transactions contemplated hereby, or which has or may have, in the opinion of NFO or Merger Sub, a materially adverse effect on the Condition of the Company;

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 29


            (n) Each of the Shareholders and the Escrow Agent shall have executed and delivered the Indemnification and Escrow Agreement;

            (o) NFO shall have received a copy of the unaudited consolidated balance sheet of the Company for the month ended February 28, 1997 and such balance sheet shall be prepared in accordance with GMP and consistent with past practice of the Company and shall fairly present the consolidated financial condition and results of operations of the Company and its Subsidiaries on and as of the date thereof, and such financial condition and results of operations shall be reasonably consistent with the expectations of the Company in all material respects as it relates to the month of February, 1997;

            (p) Each of James B. Wood, Jay H. Friedman and Thomas Rich shall have executed and delivered the Release of Claims, substantially in the form of Exhibit l; and

            (q) NFO shall have received a final copy of the letter of Price Waterhouse LP referred to in Section 4.30 of this Agreement, which letter shall be identical in all material respects to the draft of such letter previously provided to NFO.

    6.2 CONDITIONS TO OBLIGATION OF THE COMPANY AND THE SHAREHOLDERS. The obligation of the Company and the Shareholders to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by the Company and the Shareholders:

            (a) NFO and Merger Sub shall each have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Effective Time pursuant to the terms hereof;

            (b) The representations and warranties of NFO and Merger Sub contained in this Agreement shall be true and correct on and as of the Effective Time as if made on and as of such date except for representations and warranties expressly made as of a specific date, which shall be true and correct as of such date;

            (c) NFO and Merger Sub shall have delivered to the Company and each Shareholder a certificate in form and substance reasonably satisfactory to them, dated the Closing Date, certifying as to the matters set forth in Sections 6.2(a) and (b);

            (d) The Company and the Shareholders shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison, counsel to NFO and Merger Sub, dated the date of the Closing, addressed to the Company and the Shareholders, substantially in the form of Exhibit J attached hereto and with customary assumptions, exceptions and qualifications;

            (e) No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits or prevents the consummation of the Merger;

            (f) NFO and Merger Sub shall each have delivered to the Company certificates, in form and substance reasonably satisfactory to the Company, signed by an executive officer thereof, dated the Closing

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 30


Date, certifying that full and complete copies of the following are attached thereto: minutes of the Board of Directors thereof and, in the case of Merger Sub, the Shareholders thereof (or unanimous written consents in lieu thereof) authorizing and approving this Agreement and the transactions contemplated hereby, copies of the certificate of incorporation and by-laws thereof as in effect on the date thereof, and such other documents or instruments as the Company may reasonably request in writing not less than two days prior to the Closing Date to carry out the intent and purpose of this Agreement;

            (g) NFO shall have executed and delivered the Registration Rights Agreement, dated as of the Closing Date, between NFO and the Shareholders, substantially in the form of Exhibit K attached hereto; and

            (h) The Shareholders shall have received a final copy of the letter of Arthur Andersen LLP referred to in Section 3.9 of this Agreement, which letter shall be identical in all material respects to the draft of such letter previously provided to the Shareholders.

                                      ARTICLE 7
                                       CLOSING

    7.1 TIME AND PLACE OF CLOSING. Subject to the provisions of Article 6, the closing of the Merger (the "Closing") shall take place (i) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, NY 10019, at 5:30 P.M., local time, as of April 1, 1997, or (ii) at such other place, at such other time or on such other date as the Constituent Corporations may mutually agree (the date of the Closing is herein referred to as the "Closing Date").

    7.2 FILING OF CERTIFICATE OF MERGER. At the Closing, Merger Sub and the Company shall cause the Certificate of Merger to be executed and filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of California as provided in the DGCL and the California Code, respectively, and shall take any and all other lawful actions and do any and all other lawful things to cause the Merger to become effective.

                                      ARTICLE 8
                             TERMINATION AND ABANDONMENT

    8.1 TERMINATION. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after approval by the Shareholders of the Company, by (a) mutual agreement of Merger Sub and the Company, or (b) by either the Merger Sub or the Company if the Effective Time shall not have occurred on or before June 1, 1997.

    8.2 PROCEDURE AND EFFECT OF TERMINATION. In the event of termination and abandonment of the Merger by Merger Sub and the Company pursuant to Section 8.1(a) or by either the Merger Sub or the Company pursuant to Section 8.1 (b), written notice thereof shall forthwith be given to the other parties and this Agreement shall terminate and the Merger shall be abandoned without further action by any of the parties hereto. Any termination of this Agreement shall be without prejudice to the rights of any party on account of the non-satisfaction of the conditions set forth in Article 6 resulting from the intentional or willful breach or violation of the representations, warranties, covenants or agreements of another party under this Agreement. Notwithstanding anything in this Agreement to the contrary, Sections 5.5, 5.8, 10.5 and 10.9 shall survive any termination of this Agreement.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 31


                                      ARTICLE 9
              SURVIVAL OF REPRESENTATIONS & WARRANTIES; INDEMNIFICATION

    9.1 SURVIVAL. Notwithstanding any right of the parties hereto fully to investigate the affairs of the Company and Merger Sub and notwithstanding any knowledge of facts determined or determinable by any party hereto pursuant to such investigation or right of investigation, each party hereto shall have the right to rely fully upon the representations and warranties of the other parties contained in this Agreement. The representations and warranties and covenants and agreements of the parties hereto shall survive the execution and delivery hereof and the Closing hereunder. The representations and warranties shall thereafter terminate and expire on the earlier of (i) one year from the Effective Time, or (ii) the date on which Arthur Andersen LLP (or its successor) delivers to NFO its final audit opinion on the consolidated financial statements of NFO for the fiscal year ending December 31, 1997.

    9.2 INDEMNIFICATION. Indemnification hereunder shall be governed by the Indemnification and Escrow Agreement. The rights of NFO to indemnification under the Indemnification and Escrow Agreement shall constitute the sole and exclusive remedies of NFO from and after the Closing Date with respect to the matters in respect of which indemnification may be sought hereunder; PROVIDED, HOWEVER, nothing in the Indemnification and Escrow Agreement shall be deemed to preclude NFO from seeking equitable or other relief for any failure of any party to this Agreement to perform any covenant or agreement required to be performed by such party.

                                      ARTICLE 10
                                    MISCELLANEOUS

    10.1 AMENDMENT AND MODIFICATION. Subject to applicable law, this Agreement may be amended, modified or supplemented only by a written agreement signed by the parties hereto.

    10.2 WAIVER OF COMPLIANCE CONSENTS. Any failure of NFO or Merger Sub, on the one hand, or the Company or the Shareholders, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Merger Sub or the Company, respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this
Section 10.2.

    10.3 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telecopier (with a confirmed receipt thereof or registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 32


            (a)    if to Merger Sub, to:

                   Prognostics Corp.
                   2 Pickwick Plaza Suite 400
                   Greenwich, Connecticut 06830
                   Telecopy No.: (203) 629-8885
                   Attention: Chief Financial Officer

                   with a copy to:

                   Paul, Weiss, Rifkind, Wharton & Garrison
                   1285 Avenue of the Americas
                   New York, New York 10019-6064
                   Telecopy No.: (212) 757-3990
                   Attention: James M. Dubin, Esq.

            (b)    if to NFO, to:

                   NFO Research, Inc.
                   2 Pickwick Plaza, Suite 400
                   Greenwich, Connecticut 0~830
                   Telecopy No.: (203) 629-8885
                   Attention: Chief Financial Officer

                   with a copy to:

                   Paul, Weiss, Rifkind, Wharton & Garrison
                   1285 Avenue of the Americas
                   New York, New York 10019-6064
                   Telecopy No.: (212) 757-3990
                   Attention: James M. Dubin, Esq.

            (c)    if to the Company, to:

                   Prognostics
                   Stanford Research Park
                   900 Hansen Way
                   Palo Alto, CA 94304-1060
                   Telecopy No.: (650) 812-3920
                   Attention: James B. Wood

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 33


                   with a copy to:

                   Tomlinson Zisko Morosoli & Maser LLP
                   200 Page Mill Road, Second Floor
                   Palo Alto, CA 94306
                   Telecopy No: (650) 324-1808
                   Attention: Timothy Tomlinson, Esq.

            (d)    if to any Shareholder prior to the Effective Time, to him:

                   c/o Prognostics
                   Stanford Research Park
                   900 Hansen Way
                   Palo Alto, CA 94304-1060
                   Telecopy No.: (650) 812-3920

                   if to any Shareholder subsequent to the Effective Time, to him:

                   c/o Prognostics Corp.
                   Stanford Research Park
                   900 Hansen Way
                   Palo Alto, CA 94304-1060
                   Telecopy No.: (650) 812-3920

parties hereto without the prior written consent of the other parties, nor is this Agreement intended to confer upon any other person except the parties hereto any rights or remedies hereunder, PROVIDED, HOWEVER, that the rights of NFO and Merger Sub may be transferred in whole or in part to any affiliate thereof.

    10.4    EXPENSES.

            (a) Except as otherwise specifically provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby by NFO or Merger Sub shall be paid by NFO or Merger Sub and all such costs and expenses, in an amount not in excess of $150,000, but excluding all costs and expenses of Robertson Stephens & Company, incurred by the Company and the Shareholders shall be paid by the Company. Any costs and expenses incurred by the Company and the Shareholders in excess of $150,000, as well as all costs and expenses of Robertson Stephens & Company, shall be paid by the Shareholders.

            (b) If the Company or any Shareholder, on the one hand, or NFO or Merger Sub, on the other hand (in any case, the "Refusing Party"), shall intentionally or willfully (i) refuse to consummate the Merger on the Closing Date, (ii) cause a material breach of any covenant contained herein which directly results in the consummation of the Merger NOT going forward on the Closing Date, subject to applicable cure periods, or (iii) fails to satisfy any of the conditions to closing contained herein, then, so long as the parties that are not the Refusing Parties are ready, willing and able to consummate the Merger and have satisfied in all material respects the conditions set forth in
Article 6 applicable to them, the Refusing Parties shall promptly pay an amount equal to $1,000,000 to the parties that are not the Refusing Parties.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 34


    10.5 GOVERNING LAW. This Agreement shall be governed by the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, except that any provisions required to be governed by the laws of the State of California, as well as Sections 5.12, 5.1 3, 5.14 and 5.15, shall be governed thereby.

    10.6 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    10.7 INTERPRETATION. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (i) the term "person" shall mean and include an individual, a partnership, a company, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof; (ii) the term "affiliate," with respect to any person, shall mean and include any person controlling, controlled by or under common control with such person; and (iii) the term "subsidiary' of any specified person shall mean any corporation 50% or more of the outstanding voting power of which, or any partnership, company, joint venture or other entity 50% or more of the total equity interest of which, is directly or indirectly owned by such specified person. For purposes of this Agreement, all references to "subsidiaries" of a person shall be deemed to mean "subsidiary" if such person has only one subsidiary.

    10.8 ENTIRE AGREEMENT. This Agreement, including the documents or instruments referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings whether oral or written between the parties with respect to the subject matter hereof.

    10.9 NO THIRD PARTY BENEFICIARIES. This Agreement is not intended to, and does not, create any rights or benefits of any party other than the parties hereto.

Agreement and Plan of Merger
 By and Among Prognostics Corp.,
 NFO Research, Inc. and The
 Shareholders of Prognostics
Page 35


    IN WITNESS WHEREOF, Merger Sub, NFO, the Shareholders and the Company have caused this Agreement to be signed by their respective duly authorized officers as of the 20th day of March, 1997.
PROGNOSTICS CORP.

                             PROGNOSTICS CORP.


                             By:  /s/ Patrick G. Healy
                                  --------------------------------------------
                                Name:  Patrick G. Healy
                                Title: Executive Vice President


                             NFO RESEARCH, INC.


                             By:  /s/ William E. Lipner
                                  --------------------------------------------
                                Name:  William E. Lipner
                                Title: President and Chief Executive Officer


                             PROGNOSTICS


                             By:  /s/ James B. Wood
                                  --------------------------------------------
                                Name:  James B. Wood
                                Title:


                             /s/ James B. Wood
                             -------------------------------------------------
                                  James B. Wood


                             /s/ Walter P. Smith
                             -------------------------------------------------
                                  Walter P. Smith*


                             /s/ Jay H. Friedman
                             -------------------------------------------------
                                  Jay H. Friedman


                             /s/ Thomas Rich
                             -------------------------------------------------
                                  Thomas Rich


    * As Trustee of the Walter P. Smith Trust (2/20/86), and for purposes of covenanting and agreeing to personally be bound by Section 5.13 hereof.

                                     EXHIBIT "C"

                         INDEMNIFICATION AND ESCROW AGREEMENT

         INDEMNIFICATION AND ESCROW AGREEMENT, dated as of April 1, 1997 (the "Agreement"), by and among NFO RESEARCH, INC., a Delaware corporation ("NFO"), all of the shareholders of Prognostics, a California corporation ("Prognostics"), who are James B. Wood, The Walter P. Smith Trust (2120186), Jay
H. Friedman and Thomas Rich (collectively, the "Shareholders"), and THE CHASE MANHATTAN BANK, a New York State Chartered bank, acting as escrow agent (the "Escrow Agent").

         Pursuant to an Agreement and Plan of Merger, dated as of April 1, 1997 (the "Merger Agreement"), by and among NFO and Prognostics Corp., a Delaware corporation and wholly-owned subsidiary of NFO (the "Subsidiary"), on the one hand, and the Shareholders and Prognostics, on the other hand, Prognostics simultaneously herewith, is merging with the Subsidiary, with the Subsidiary being the surviving corporation (the "Surviving Company").

         Pursuant to the Merger Agreement, simultaneously herewith, each share of (i) Non-Voting Common Stock, $.001 par value, of Prognostics (the "Prognostics Common Stock") and (ii) Preferred Stock, $.001 par value, of Prognostics (together with the Prognostics Common Stock, the "Prognostics Stock"), outstanding immediately prior to the date hereof is being converted into the right to receive the Merger Consideration (as defined in the Merger Agreement).

         The Merger Agreement provides that at the Effective Time (as defined in the Merger Agreement) NFO shall deposit with the Escrow Agent hereunder five percent of the shares of common stock, $.01 par value, of NFO (the "NFO Common Stock") being issued in the Merger, which the holders of Prognostics Stock would otherwise be entitled to receive at the Effective Time pursuant to the Merger Agreement.

         Accordingly, the parties hereto agree as follows:

         1. SECURITY INTEREST AND ESCROW. To secure the payment of all or at least a portion of the obligations pursuant to Section 2.1 hereunder (the "Obligations") for which it is responsible, each Shareholder hereby pledges, assigns, hypothecates, transfers, sets over and delivers to the Escrow Agent, and grants to the Escrow Agent, for the benefit of NFO, a first lien on, and first security interest in, (a) the shares of NFO Common Stock set forth beside such Shareholders's name in Schedule 1 hereto (together with the proceeds therefrom), with stock powers duly endorsed in blank for transfer, and (b) all cash, securities and other property (together with the proceeds therefrom) at any time and from time to time received, receivable or otherwise distributed or distributable in exchange for any or all of such shares of NFO Common Stock, including any shares of stock into which NFO Common Stock shall be reclassified or otherwise converted, whether pursuant to the terms thereof, by operation of law or otherwise (all of the foregoing, together with any additional collateral that may be deposited with the Escrow Agent hereunder, as from time to time invested and reinvested as provided herein, and all proceeds therefrom, being hereinafter referred to as the "Escrow Assets"). Each Shareholder hereby agrees to deposit with the Escrow Agent any cash, securities and other property referred to in clause (b) of this Section 1 that such Shareholder may acquire, with stock powers or other instruments of transfer duly endorsed in blank for transfer of any securities or property so deposited. The Escrow Agent agrees to accept the Escrow Assets, and to hold them in escrow to secure payment of the Obligations pursuant to the terms hereof.

         2.   INDEMNIFICATION.

              2.1 OBLIGATIONS TO INDEMNIFY. Subject to Sections 2.2, 2.3 and 10 hereof:

                   (a) each Shareholder, severally and not jointly, shall indemnify and hold harmless NFO and its subsidiaries (including the Surviving Company) and their respective directors, officers, employees, agents, partners, affiliates, successors and assigns (collectively, the "Indemnified Persons") from and against any and all losses, lawsuits, liabilities (including, without limitation, liability arising under principles of strict or joint and several liability), damages (including, without limitation, such amounts as constitute punitive damages), deficiencies, demands, claims (including, without limitations, demands, allegations, orders or other actions by governmental agencies or other third parties), actions, judgments or causes of action, assessments, costs, all amounts paid in investigation, defense or settlement of any of the foregoing and expenses (including, without limitation, interest, penalties and reasonable attorneys' fees and disbursements) (collectively, "Losses") based upon, arising out of or otherwise in connection with any inaccuracy in, or any breach of, any representation, warranty, covenant or agreement of or pertaining to Prognostics contained in the Merger Agreement or in any document or other papers delivered by or on behalf of Prognostics pursuant to the Merger Agreement; and

                   (b) each Shareholder, severally and not jointly, shall indemnify and hold harmless the Indemnified Persons from and against any and all Losses based upon, arising out of or otherwise in connection with any inaccuracy in, or any breach of, any representation, warranty, covenant or agreement of and pertaining to such Shareholder contained in the Merger Agreement or in any document or other papers to be delivered by or on behalf of each Shareholder pursuant thereto.

              2.2  LIMITATIONS. The indemnification provided for in this
Section 2 shall be subject to the following limitations:

                   (a) the liability of each Shareholder with respect to each Loss pursuant to Section 2. l(a) hereof shall be equal to the product of (i) the percentage set forth next to such Shareholder's name in Schedule 1 hereto (the "Indemnification Percentage") and (ii) the amount of such Loss pursuant to
Section 2.1(a) hereof;

                   (b) the liability of a Shareholder with respect to each Loss pursuant to Section 2.1(b) hereof for which such Shareholder is responsible for indemnification shall be equal to the full amount of such Loss;

                   (c) the Shareholders shall have no liability and no obligation to indemnify the Indemnified Persons for any Losses for breaches of representations or warranties, except with respect to a breach of the representation and warranty contained in
(x) Section 4.13(c) of the Merger Agreement as it relates to the Prognostics Defined Benefit Pension Plan or (y) Section 4.13(e) of the Merger Agreement as it relates to the Prognostics Automated Data Processing Prototype 401(k) Plan, pursuant to Section 2.1(a) or 2. l(b) hereof of which the Shareholders have not received notice in writing from NFO on or before the earlier of (i) one year from the Effective Time (as defined in the Merger Agreement) or (ii) the date on which Arthur Andersen LLP delivers to NFO its final audit opinion (the "Audit Opinion") on the consolidated financial statements of NFO for the fiscal year ending December 31, 1997;

                   (d) the Shareholders shall have no liability and no obligation to indemnify the Indemnified Persons for any Losses pursuant to
Section 2. l(a) hereof, except with respect to a breach of the representation and warranty contained in (x) Section 4.13(c) of the Merger Agreement as it relates to the Prognostics Defined Benefit Pension Plan or (y) Section 4.13(e) of the Merger Agreement as it relates to the Prognostics Automated Data Processing Prototype 401(k) Plan, unless and until the Shareholders' aggregate indemnity obligations hereunder with respect to Losses pursuant to Section 2.1(a) hereof shall exceed $50,000 (the "Minimum Amount"), whereupon the Indemnified Persons shall be entitled to receive the aggregate amount of all such Losses (including the Minimum Amount);

                   (e) with respect to any obligation to indemnify the Indemnified Persons for any Losses pursuant to Section 2.1(a) hereof, after the Minimum Amount has been met, all amounts payable under Section 2.1(a) (including the Minimum Amount) shall be payable by the Shareholders until the amounts paid by the Shareholders pursuant to Section 2.1(a) shall equal $10,000,000, except that the limitation set forth in this Section 2.2(e) shall not apply with respect to a breach of a representation and warranty contained in (x) Section 4.13(c) of the Merger Agreement as it relates to the Prognostics Defined Benefit Plan or (y) Section 4.13(e) of the Merger Agreement as it relates to the Prognostics Automated Data Processing Prototype 401(k) Plan;

                   (f) during the Escrow Period (as defined in Section 10 hereof) the Indemnified Persons' recourse with respect to recovery of any amounts payable hereunder or otherwise for Losses shall not be limited to the Escrow Assets but shall be subject to the limitation set forth in subsection (e) of this Section 2.2; and

                   (g) the amount of any Loss and the amount of any indemnification payment to be made by any party shall be determined (i) without deducting therefrom any tax benefit obtained by reason of deductibility for tax purposes of any damage, loss or payment giving rise to any such Loss or indemnification payment and (ii) without including any increase or "gross-up" for any tax liability that may be incurred by reason of the inclusion in income of, or by reason of a reduction in tax basis as a result of, any indemnification payment received hereunder.

              2.3  NOTICE AND OPPORTUNITY TO DEFEND.

                   (a) Promptly after receipt by any Indemnified Person of notice of any demand, claim or circumstance which, with the lapse of time, would or might give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an "Asserted Liability") by any third party that may result in Losses for which the Shareholders may be required to provide indemnification pursuant to this Agreement, NFO shall give notice thereof (the "Claims Notice") to the Shareholders in accordance with Section 14.6 hereof. The Claims Notice shall describe the Asserted Liability in reasonable detail to the extent practicable in the circumstances and shall indicate the amount (estimated, if necessary and to extent feasible) of the Losses that have been or may be suffered by the Indemnified Person; PROVIDED that the failure to give such notice shall not relieve the Shareholders of any of their obligations hereunder (unless such failure directly results in a material increase of their indemnification obligations hereunder, whereupon the Shareholders shall be relieved only to the extent of such increase of their indemnification obligations hereunder).

                   (b) The Surviving Corporation and NFO jointly shall have the right to control the defense of any such Asserted Liability with counsel reasonably satisfactory to the Shareholders. Notwithstanding the foregoing, the Shareholders may, at their expense, participate in such defense with counsel of their own choice. In addition, the Shareholders shall, to the extent in the possession of the Shareholders. make available to NFO and the Surviving Corporation and their attorneys, accountants and other representatives all books, records and other information relating to such Asserted Liability and shall cooperate with NFO and the Surviving Corporation and shall render to them such assistance as they may reasonably request, at no expense to the Shareholders, to ensure the proper and adequate defense of such Asserted Liability. NFO and the Surviving Corporation shall use all reasonable efforts to mitigate Losses in connection with such Asserted Liability. NFO shall, from time to time, and as reasonably requested by the Representatives, advise the Shareholders of the progress of such Asserted Liability.

                   (c) Neither NFO nor the Surviving Corporation may settle or compromise any such Asserted Liability without the consent of the Representatives, which consent shall not be unreasonably withheld, delayed or conditioned; PROVIDED, HOWEVER, that no consent of the Representatives need be sought or obtained if (i) the Representatives have contested in writing (or declined, following NFO's request, to affirm in writing) the obligation of the Shareholders to indemnify NFO against the Asserted Liability under this Agreement or (ii) the settlement or compromise of the Asserted Liability includes a complete release by NFO and the Surviving Corporation of the Shareholders' indemnification obligations hereunder with respect to the matter being settled or compromised without giving rise to any indemnification obligation of the Shareholders pursuant to this Agreement.

         3.   INVESTMENT OF CASH ESCROW ASSETS.

              3.1 INVESTMENT. The Escrow Agent shall invest any or all of the Escrow Assets consisting of cash, as directed in writing by the Shareholders, in any of the following:

                   (a) obligations issued or guaranteed by the United States of America or any agency or instrumentality thereof;

                   (b) certificates of deposit of or accounts with national banks or corporations endowed with trust powers having capital and surplus in excess of $100,000,000;

                   (c) commercial paper at the time of investment rated A-l by Standard & Poor's Corporation or Prime-l by Moody's Investor's Service, Inc.; and

                   (d) obligations issued by any state or municipality of the United States.

              3.2 ESCROW LEDGER. The Escrow Agent shall maintain with respect to each of the Shareholders a ledger (the "Escrow Ledger") setting forth (i) all income or other items added to and distributions from or other items charged against the Escrow Assets held in such Shareholder's account and (ii) with respect to any distribution to NFO pursuant to this Agreement, the provision of this Agreement pursuant to which such distribution has been made.

         4.   REPRESENTATIVES.

              4.1 ATTORNEYS-IN-FACT. Each Shareholder hereby appoints each of Walter P. Smith and James B. Wood (the "Representatives") as the attorney-in-fact of such Shareholder for the purpose of carrying out the provisions of this Agreement and the Merger Agreement and taking any action and executing or completing any instruments that the Representatives may deem necessary or advisable to accomplish the purposes hereof and thereof, which appointment as attorney-in-fact is irrevocable and coupled with an interest. In the event either of such persons shall, at any time, be unwilling or unable to act as such attorney-in-fact, then a replacement for such person shall be designated by Shareholders holding, at the date of such designation, a majority of the shares of NFO Common Stock constituting the Escrow Assets at such time (the "Majority Holders"). NFO shall assume that the individuals referred to above are acting as attorneys-in-fact, unless it receives written notice signed by the Majority Holders at the date of such notice that one or more other attorneys-in-fact have been appointed. All action taken by the Representatives shall, in order to be effective, be in writing and signed by both of the Representatives. In addition, NFO shall be entitled to rely upon, and to treat as duly authorized and approved by the Shareholders and the Representatives, any and all instructions, directions, letters, paper, documents or other notices believed by NFO to be genuine and to have been signed by both of the Representatives.

              4.2 LIABILITY OF REPRESENTATIVES. The duties and obligations of the Representatives hereunder and under the Merger Agreement shall be determined solely by the express provisions of this Agreement, and no Representative shall be under any obligation to refer to any other documents between or among the parties related in any way to this Agreement, it being specifically understood that the following provisions are accepted by all of the parties hereto:

                   (a) no Representative shall be liable to any Shareholder by reason of any error of judgment or for any mistake of fact or law for anything that he may do or refrain from doing in connection herewith, unless caused by or arising out of his own gross negligence or willful misconduct. The Shareholders shall indemnify and hold the Representatives harmless from and against any and all liability and expense that may arise out of any action taken or omitted by any of them in accordance with this Agreement, except such liability and expense as may result from the gross negligence or willful misconduct of such Representatives; and

                   (b) the Representatives shall be entitled to rely, and shall be protected in acting in reliance, upon any instruction or directions furnished to either Representative in writing signed by a Shareholder pursuant to any provision of this Agreement and shall be entitled to treat as genuine, and as the document it purports to be, any letters, paper or other document furnished to either Representative by a Shareholder, and believed by the Representatives to be genuine and to have been signed and presented by the proper party or parties.

         5. TRANSFER AND OTHER LIENS. Unless and until the Escrow Assets have been released from escrow pursuant to Section 6 hereof, no Shareholder shall sell, dispose of or otherwise transfer its interest in any of the Escrow Assets or create or permit to exist any lien, security interest or other charge or encumbrance upon or with respect to any of the Escrow Assets.

         6.   PROCEDURES WITH RESPECT TO CLAIMS.

              6.1 CLAIMS BY NFO. If NFO has a claim for indemnification against any or all of the Shareholders under Section 2.1 of this Agreement, NFO shall (to the extent indemnification hereunder is sought) give a Claims Notice to the Representatives and, if Escrow Assets are being sought by NFO, to the Escrow Agent, which shall, if appropriate, state the Escrow Assets requested to be released, the basis upon which such notice is given, and the Shareholder account(s) from which such Escrow Assets are to be released.

              6.2 RESPONSES BY THE REPRESENTATIVES. Within 20 days after receipt of any Claims Notice asserting a claim, the Representatives shall, by written notice to NFO and, if appropriate, the Escrow Agent, (a) concede liability in whole or in part or (b) deny liability in whole or in part. Failure of the Representatives to give such notice within the specified period shall be deemed a concession of liability in whole.

              6.3 PAYMENT OF CLAIMS. If Escrow Assets are being sought by NFO, the Escrow Agent shall distribute Escrow Assets to NFO (a) promptly following any concession of liability, in whole or in part, pursuant to Section 6.2, to the extent of the liability conceded, (b) promptly following receipt by the Escrow Agent of, and in accordance with, joint written instructions from NFO and the Representatives or (c) as determined by a final decision of a court of competent jurisdiction from which no appeal is then allowed. In the event of a claim by NFO pursuant to which Escrow Assets are to be distributed, the Escrow Agent shall distribute Escrow Assets of each Shareholder in accordance with the terms and provisions of this Agreement; PROVIDED, that the Escrow Agent may only make distributions on behalf of each Shareholder to satisfy the Losses for which such Shareholder is responsible to the extent of such Shareholder's portion of the Escrow Assets, as the same is reduced from time to time by payments to satisfy Losses for which such Shareholder is responsible for indemnification pursuant to Sections 2.1(a) and (b). Notwithstanding anything to the contrary contained herein, the amount of Escrow Assets paid out by the Escrow Agent on behalf of each Shareholder in satisfaction of Losses for which such Shareholder is responsible shall not exceed the number of shares of NFO Common Stock originally placed in escrow by such Shareholder (as the same shall be adjusted for stock splits or other adjustments or increased by the receipt of other Escrow Assets thereon). For purposes of calculating the amount of Escrow Assets NFO shall be entitled to receive or, in the case of a claim for indemnification by NFO that is to be satisfied with Merger Consideration that is not placed in escrow, such Merger Consideration, each share of NFO Common Stock, whether or not held in escrow, shall be valued at $21.15 per share (subject to appropriate adjustment in the event of any subdivision, combination or other capital adjustment or the payment of a stock dividend in NFO Common Stock). Escrow Assets to be released to NFO as provided herein shall be released as follows and in the following order or priority: (i) FIRST, Escrow Assets consisting of shares of NFO Common Stock shall be released by delivery to NFO of such shares, together with stock powers or other instruments of transfer duly executed and (ii) SECOND, Escrow Assets consisting of cash and all other assets other than shares of NFO Common Stock.

              6.4 INDEMNIFICATION PAYMENTS IN EXCESS OF THE ESCROW ASSETS. If at any time during the Escrow Period (as defined in Section 10 hereof) the amount of any payment required to be made by the Escrow Agent to NFO for Losses pursuant to Section 2. l(a) exceeds the amount of the Escrow Assets, the Escrow Agent shall distribute to NFO all of the remaining Escrow Assets. If at any time during the Escrow Period the amount of any payment required to be made by the Escrow Agent to NFO for Losses pursuant to Section 2.1(b) exceeds the amount of the Escrow Assets of the Shareholder responsible for indemnification for such Losses, the Escrow Agent shall distribute to NFO all of the remaining Escrow Assets of such Shareholder.

         7.   DISTRIBUTION TO THE SHAREHOLDERS FROM THE ESCROW FUND.

              7.1 DISTRIBUTION OF ESCROW FUND TO THE SHAREHOLDERS. Subject to the provisions of this Section 7, on the earlier of (i) one year from the Effective Time (as defined in the Merger Agreement) or (ii) the date on which Arthur Andersen LLP (or its successor) delivers to NFO the Audit Opinion (the "Outside Date"), the Escrow Agent shall distribute to each Shareholder out of such Shareholder's account, to the addresses provided by the Representatives, the number of shares of NFO Common Stock initially delivered to the Escrow Agent on behalf of such Shareholder (such number of shares being set forth on Schedule 1 hereto) any Escrow Assets attributable to such shares of Common Stock MINUS
(x) the pro rata (in accordance with the indemnification percentages set forth on Schedule 1 hereto) portion of such Shareholder's Escrow Assets paid to satisfy Losses pursuant to Section 2.1(a) of this Agreement and (y) the portion of such Shareholder's Escrow Assets paid to satisfy the Losses of such Shareholder pursuant to Section 2.1(b) hereof; PROVIDED, that any distribution of Escrow Assets pursuant to this Section 7.1 shall be net of all claims made by NFO pursuant to Section 6 pending against the Escrow Assets on the Outside Date; PROVIDED, FURTHER, that following the resolution of claims by NFO pending pursuant to Section 6 on the Outside Date, Escrow Assets, as appropriate, will be distributed in accordance with this Section 7.1. NFO shall notify the Escrow Agent and the Representatives of such determination.

              7.2 DISTRIBUTION NOTICE. The Escrow Agent shall give NFO written notice (the "Distribution Notice") of any pending distribution pursuant to Section 7.1. Within 10 days after the date of such notice, NFO shall, by written notice to the Escrow Agent with a copy to the Representatives (a "Distribution Reply"), state (a) its agreement that the amount specified in the Distribution Notice (or any lesser portion thereof) is properly distributable to the Shareholders or (b) that it disputes that the amount is properly distributable to the Shareholders and the reasons therefor. Failure by NFO to give a Distribution Reply within the specified period shall be deemed an agreement that the amount specified in the Distribution Notice is properly distributable to the Shareholders.

              7.3 PAYMENT OF DISTRIBUTIONS. If NFO gives notice of any dispute pursuant to Section 7.2, the parties shall attempt to resolve such dispute as promptly as possible. The Escrow Agent shall make distributions of the Escrow Assets pursuant to this Section 7 (a) promptly following agreement by NFO pursuant to Section 7.2 to such distribution, including any portion thereof as to which NFO does not object, (b) promptly following receipt by the Escrow Agent of joint written instructions from NFO and the Representatives directing that such a payment be made to the Shareholders or (c) as determined by a final decision of a court of competent jurisdiction from which no appeal is then allowed.

         8. DISTRIBUTION ON CONSENT. Notwithstanding the foregoing provisions, the Escrow Agent shall distribute the Escrow Assets at any time or from time to time as NFO and the Representatives may, in writing, jointly direct.

         9. RIGHTS AS SHAREHOLDER. Except as provided in Sections l(b) and 5 hereof and this Section 9, each Shareholder shall at all times have the right to exercise all rights of a stockholder with respect to Escrow Assets consisting of shares of capital stock. Upon delivery of Escrow Assets to NFO pursuant to
Section 6.3 hereof, all rights of each Shareholder to exercise the rights of a shareholder with respect to such Escrow Assets shall cease.

         10. TERMINATION OF ESCROW. The term of the escrow (the "Escrow Period") hereunder shall terminate upon the distribution of all of the Escrow Assets held by the Escrow Agent pursuant to this Agreement.

         11.  DUTIES OF ESCROW AGENT.

              11.1 DUTIES LIMITED. The duties and responsibilities of the Escrow Agent hereunder shall be determined solely by the express provisions of this Escrow Agreement, and no other or further duties or responsibilities shall be implied. The Escrow Agent shall not have any liability under, nor duty to inquire into the terms and provisions of any agreement or instructions, other than outlined in the Agreement.

              11.2 RELIANCE. The Escrow Agent may rely upon, and shall be protected in acting or refraining from acting in reliance upon, any written notice, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document. The Escrow Agent shall have no duty to solicit any payments which may be due it hereunder.

              11.3 LIABILITY. The Escrow Agent shall not be liable to anyone whomsoever by reason of any error of judgment or for any mistake of fact or law for anything that it may do or refrain from doing in connection herewith, unless caused by or arising out of its own gross negligence or willful misconduct. The Shareholders, collectively based upon their respective Indemnification Percentages, and NFO, in an equal amount, shall severally indemnify and hold the Escrow Agent harmless from and against any and all liability and expense that may arise out of any action taken or omitted by the Escrow Agent in accordance with this Agreement, including the costs and expenses incurred in defending any such claim of liability, except such liability and expense as may result from the gross negligence or willful misconduct of the Escrow Agent. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

         12.  RESIGNATION: SUCCESSOR ESCROW AGENT.

              12.1 RESIGNATION. The Escrow Agent may resign at any time by giving 30 days' notice of such resignation to NFO and the Representatives. Thereafter, the Escrow Agent shall have no further obligation hereunder except to hold the Escrow Assets as depositary. In such event the Escrow Agent shall not take any action until NFO and the Representatives have designated a banking corporation, trust company, attorney or other person as successor escrow agent. Upon receipt of such instructions, the Escrow Agent shall promptly deliver the Escrow Assets to such successor escrow agent and shall thereafter have no further obligations hereunder.

              12.2 TERMINATION. NFO and the Representatives together may terminate the appointment of the Escrow Agent hereunder upon notice specifying the date upon which such termination shall take effect. In the event of such termination, NFO and the Representatives shall within 30 days of such notice jointly appoint a successor escrow agent and the Escrow Agent shall turn over to such successor escrow agent all of the Escrow Assets held by it pursuant to this Agreement. Upon receipt of the Escrow Assets, the successor escrow agent shall thereupon be bound by all of the provisions hereof.

         13. FEES AND EXPENSES. NFO shall (i) pay the Escrow Agent upon execution of this Agreement reasonable compensation for the services to be rendered hereunder, as described in Schedule 2 attached hereto, and (ii) pay or reimburse the Escrow Agent upon request for all expenses, disbursement and advances, including reasonable attorney's fees, incurred or made by it in connection with the preparation, execution, performance, delivery modification and termination of this Agreement.

         14.  MISCELLANEOUS.

              14.1 TIN NUMBER. Each party hereto, except the Escrow Agent, shall provide the Escrow Agent with their Tax Identification Number (TIN) as assigned by the Internal Revenue Service. All interest or other income earned under the Escrow Agreement shall be allocated and paid as provided herein and reported b the recipient to the Internal Revenue Service as having been allocated and paid.

              14.2    INSTRUCTIONS.

                      (a) In the event funds transfer instructions are given (other than in writing at the time of execution of the Agreement), whether in writing, by telecopier or otherwise, the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule 3 hereto, and the Escrow Agent may rely upon the confirmations of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in writing actually received and acknowledged by the Escrow Agent. The parties to this Agreement acknowledge that such security procedure is commercially reasonable.

                      (b) It is understood that the Escrow Agent and the beneficiary's bank in any funds transfer may rely solely upon any account numbers or similar identifying number provided by either of the other parties hereto to identify (i) the beneficiary, (ii) the beneficiary's bank, or (iii) an intermediary bank. The Escrow Agent may apply any escrowed funds for any payment order it executes using any such identifying number, even where its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary's bank, or an intermediary bank designated.

              14.3 NO LIABILITY. The Escrow Agent shall not incur any liability for following the instructions herein contained or expressly provided for, or written instructions given by the parties hereto.

              14.4 UNCERTAINTY. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be directed otherwise in writing by all of the other parties hereto or by a final order or judgment of a court of competent jurisdiction.

              14.5 MERGER OF ESCROW AGENT. Any corporation into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation to which substantially all the corporate trust business of the Escrow Agent in its individual capacity may be transferred, shall be the Escrow Agent under this Escrow Agreement without further act.

              14.6 NOTICES. All notices and other communication required or permitted hereunder shall be in writing and shall be delivered personally, telecopied (and confirmed) or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, telecopied (and confirmed), or, if mailed, five days (or, in the case of express mail, one day) after the date of deposit in the United States mail, as follows:

                      (a)    if to NFO, to:

                             NFO Research, Inc.
                             2 Pickwick Plaza
                             Greenwich, CT 06860
                             Telecopy No.: (203) 629-8885
                             Attention: Chief Financial Officer

                      (b) if to one or more of the Shareholders or to the Representatives, to:

                             c/o James B. Wood
                             Prognostics Corp.
                             Stanford Research Park
                             900 Hansen Way
                             Palo Alto, CA 94304-1060
                             Telecopy No.: (415) 812-3920

                      with a copy to:

                             Tomlinson Zisko Morosoli & Maser LLP
                             200 Page Mill Road
                             Second Floor
                             Palo Alto, CA 94306
                             Telecopy No.: (650) 324-1808
                             Attention: Timothy Tomlinson, Esq.

                      (c)    if to the Escrow Agent, to:

                             The Chase Manhattan Bank
                             Corporate Trust Group
                             450 West 33rd Street
                             New York, New York 10001
                             Attention: Escrow Administration, 15th Floor
                             Telecopy No.: (212) 946-8155

              Any party may by notice given in accordance with this Section
14.6 to the other parties designate another address or person for receipt of notices hereunder.

              14.7 ENTIRE AGREEMENT. This Agreement is entered into and delivered pursuant to the Merger Agreement and as such contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written or oral, with respect thereto.

              14.8 WAIVERS AND AMENDMENTS. This Agreement may be amended, modified, superseded or canceled, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties, or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

              14.9 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CHOICE OF LAW PRINCIPLES THEREOF.

              14.10 ASSIGNMENT. This Agreement shall be binding upon the successors and permitted assigns of the parties.

              14.11 FURTHER ASSURANCES. Each of the parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

              14.12 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

              14.13 HEADINGS. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

    IN WITNESS WHEREOF, the parties have executed this Escrow Agreement as of the date first written above.

THE CHASE MANHATTAN BANK,    NFO RESEARCH, INC.
   as Escrow Agent



By:                                    By:  /s/ William E. Lipner
    -------------------------               ------------------------------
    Name:                                   Name:  William E. Lipner
    Title:                                  Title:  Chairman


                        SHAREHOLDER:



                        /s/ Walter P. Smith
                        ------------------------------
                        Walter P. Smith*


                        /s/ James B. Wood
                        ------------------------------
                        James B. Wood


                        /s/ Jay H. Friedman
                        ------------------------------
                        Jay H. Friedman


                        /s/ Thomas Rich
                        ------------------------------
                        Thomas Rich








*  As Trustee of the Walter P. Smith Trust  (2/20/86)

                                      SCHEDULE 1

                                     SHAREHOLDERS




                                                 INDEMNIFICATION
NAME                                SHARES       PERCENTAGE RE: Section 2.1(a)

The Walter P. Smith Trust (2/20/86)                   56.2325657%

James B. Wood                                         37.7556647%

Jay H. Friedman                                        3.0058848%

Thomas Rich                                            3.0058848%

                                      SCHEDULE 2



$3,500 per annum or any part thereof with proration for partial years. The first annual fee shall be payable in full to the escrow agent upon execution of this agreement.

                                      SCHEDULE 3

                        TELEPHONE NUMBER(S) FOR CALL-BACKS AND
             PERSON(S) DESIGNATED TO CONFIRM FUNDS TRANSFER INSTRUCTIONS



If to NFO:

     NAME                                   TELEPHONE NUMBER

1. Patrick G. Healy                         203-629-4627

2. William E. Lipner                        203-629-8888

3. Charles B. Hamlin                        203-629-8888


If to a Shareholder:

     NAME                                   TELEPHONE NUMBER

1. The Walter P. Smith Trust (2/20/86)      415-851-8523

2. James B. Wood                            408-354-1000

3. Jay H. Friedman                          408-354-8025

4. Thomas Rich                              508-537-6438




Telephone call-backs shall be made to each of NFO and the Shareholders if joint instructions are required pursuant to the Agreement.

                                     EXHIBIT "D"




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------







                            REGISTRATION RIGHTS AGREEMENT

                                    BY AND BETWEEN

                                  NFO RESEARCH, INC.

                                         AND

                                    JAMES B. WOOD,
                         THE WALTER P. SMITH TRUST (2/20/86),
                                   JAY H. FRIEDMAN
                                         AND
                                     THOMAS RICH





                                Dated:  April 1, 1997







--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  TABLE OF CONTENTS
                                  -----------------

                                                                     PAGE NUMBER
                                                                     -----------

1.       Securities Subject to this Agreement...............................  1

2.       Shelf Registration.................................................  2

3.       Demand Registration................................................  5
         3.1    Request for Registration....................................  5
         3.2    Effective Registration and Expenses.........................  6
         3.3    Priority on Demand Registrations............................  6
         3.4    Selection of Underwriters...................................  6
         3.5    Limitations, Conditions and Qualifications to Obligations
                under Section 3 Registration Covenants......................  7

4.       Piggyback Registration.............................................  7

5.       Restrictions on Public Sale by Holders of Registrable Securities...  8

6.       Registration Procedures............................................  8

7.       Registration Expenses.............................................. 12

8.       Indemnification: Contribution...................................... 12
         8.1    Indemnification by the Company.............................. 12
         8.2    Indemnification by Holders.................................. 13
         8.3    Conduct of Indemnification Proceedings...................... 13
         8.4    Contribution................................................ 14

9.       Participation in Underwritten Registrations........................ 15

10.      Rule 144........................................................... 15

11.      Miscellaneous...................................................... 16
         11.1   Certain Definitions......................................... 16
         11.2   Mergers. Etc................................................ 16
         11.3   Remedies.................................................... 16
         11.4   Amendments and Waivers...................................... 16
         11.5   Notices..................................................... 16
         11.6   Successors and Assigns...................................... 17
         11.7   Counterparts................................................ 17
         11.8   Headings.................................................... 18
         11.9   Governing Law............................................... 18
         11.10  Severability................................................ 18
         11.11  Entire Agreement............................................ 18

                            REGISTRATION RIGHTS AGREEMENT


         REGISTRATION RIGHTS AGREEMENT, dated as of April 1, 1997 (the "Agreement"), by and among NFO RESEARCH, INC., a Delaware corporation (the "Company"), and JAMES B. WOOD, THE WALTER P. SMITH TRUST (2/20/86), JAY H. FRIEDMAN and THOMAS RICH, each of whom is receiving common stock of the Company on the date hereof pursuant to the Merger (as defined below) (collectively, the "Initial Holders"), and any of their respective (a) successors-in-interest and
(b) family members, trusts and limited partnerships wholly or principally for the benefit of the Initial Holder and/or family members to whom an Initial Holder or its successor-in-interest transfers any of the Registrable Securities (as hereinafter defined) initially issued to such Initial Holder, which family member, trust or limited partnership described in clause (b) is registered on the books of the Company (together with the Initial Holders, such successors-in-interest, family members, trusts and limited partnerships are hereinafter sometimes referred to as the "Holders").

         This Agreement is made pursuant to the Agreement and Plan of Merger, dated as of March 20, 1997 (the "Merger Agreement"), by and among the Company, Prognostics Corp., a Delaware corporation and a wholly owned subsidiary of the Company (the "Subsidiary"), Prognostics, a California corporation ("Prognostics"), and the Initial Holders, pursuant to which, among other things,
(a) Prognostics is merging with the Subsidiary (the "Merger"), with the Subsidiary being the surviving corporation and (b) the Company is issuing shares (the "Shares") of its common stock, par value $.01 per share, to the Initial Holders, which will not be registered under the Securities Act of 1993, as amended (the "Securities Act"). In order to induce Prognostics and the Initial Holders to enter into the Merger Agreement and the Initial Holders to vote in favor of the Merger, the Company has agreed to provide certain registration rights with respect to the Shares as set forth in this Agreement.

         In consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

         1. SECURITIES SUBJECT TO THIS AGREEMENT. The securities entitled to the benefits of this Agreement are the Shares and any other securities issued by the Company in exchange for any of the Shares (collectively, the "Registrable Securities") but, with respect to any particular Registrable Security, only so long as it continues to be a Registrable Security. Registrable Securities shall include any securities issued as a dividend or distribution on account of Registrable Securities or resulting from a subdivision of the outstanding shares of Registrable Securities into a greater number of shares (by reclassification, stock split or otherwise). For the purposes of this Agreement, a security that was at one time a Registrable Security shall cease to be a Registrable Security when (a) such security has been effectively registered under the Securities Act and has been disposed of pursuant to such registration statement, (b) such security is distributed to the public pursuant to Rule 144 (or any similar provision then in force) under the Securities Act, (c) such security has been otherwise transferred and (i) the Company has delivered a new certificate or other evidence of ownership not bearing the legend set forth on the Shares upon the initial issuance thereof (or other legend of similar import) and (ii) in the opinion of counsel to the Company, the subsequent disposition of such security shall not require the registration or qualification under the Securities Act or
(d) such security has ceased to be outstanding.

         2.   SHELF REGISTRATION.

              (a) On or prior to August 31, 1997, the Company shall cause to be filed a registration statement (a "Shelf Registration") on Form S-3 or any other appropriate form under the Securities Act (including, if necessary, on Form S-l) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 thereunder or any similar rule that may be adopted by the Securities and Exchange Commission (the "Commission") and permitting sales in ordinary course brokerage or dealer transactions not involving an underwritten public offering (and shall register or qualify the shares to be sold in such offering under such other securities or "blue sky" laws as would be required pursuant to
Section 6(d) hereof) covering an amount equal to 22.5% of the Registrable Securities issued in the Merger and held by each Holder (provided that the Registrable Securities held in escrow pursuant to the Indemnification and Escrow Agreement dated the date hereof shall not be so registered). Prior to the filing of the Shelf Registration or any supplement or amendment thereto, the Company will furnish copies of the Shelf Registration or such amendment to one counsel designated by the Holders of a majority in interest of the Registrable Shares, and will not file the Shelf Registration or such amendment without the prior consent of such counsel, which consent shall not be unreasonably withheld. The Company shall use its reasonable efforts to (a) cause the Shelf Registration to be declared effective by the Commission as soon as practicable after the date on which the Company files such registration statement and (b) keep the Shelf Registration continuously effective (and register or qualify the shares to be sold in such offering under such other securities or "blue sky" laws as would be required pursuant to Section 6(d) hereof) for a period beginning on the date on which the Shelf Registration is declared effective by the Commission and ending on the first anniversary of the date hereof (or such shorter period that will terminate when all Registrable Securities covered by the Shelf Registration have been sold). The Company agrees, if necessary, to supplement or make amendments to the Shelf Registration, if required by the registration form used by the Company for the Shelf Registration or by the instructions applicable to such registration form or by the Securities Act or the rules or regulations thereunder or as may reasonably be requested by the Holders of a majority in interest of the Registrable Securities then outstanding. Notwithstanding the foregoing, if the Company shall furnish to the Holders a certificate signed by the Chief Financial Officer of the Company stating that (i) the Company has determined, in its good faith judgement, that an amendment or supplement to the Shelf Registration would interfere with a material financing, acquisition, corporate reorganization or other material transaction involving the Company or any of its affiliates and (ii) the need for such an amendment or supplement is not caused by a proposed public offering of any securities of the Company by any of its security holders (other than an offering made pursuant to a registration on Form S-8), the Company may defer such amending or supplementing of such Shelf Registration for not more than 45 days and in such event the Holders shall be required to discontinue disposition of any Registrable Securities covered by such Shelf Registration during such period. Notwithstanding the foregoing, in connection with any amendment or supplement required to reflect a public offering of securities by the Company, the Company shall file such amendment or supplement no later than the same day that it files a registration statement relating to such offering and shall provide written notice of the filing of such amendment or supplement to the holders of Registrable Securities promptly following such filing. The Company shall pay all Registration Expenses incurred in connection with the Shelf Registration.

              (b) At any time after the third anniversary of the date hereof and prior to the fourth anniversary of the date hereof, any Holder may make a written request for the Company to cause to be filed a Shelf Registration on Form S-3 or any other appropriate form under the Securities Act (including, if necessary, on Form S-1), which filing shall be made as soon as reasonably practicable following the date of receipt of such written request, for an offering to be made on a delayed or continuous basis pursuant to Rule 415 thereunder or any similar rule that may be adopted by the Commission and permitting sales in ordinary course brokerage or dealer transactions not involving an underwritten public offering (and shall register or qualify the shares to be sold in such offering under such other securities or "blue sky" laws as would be required pursuant to Section 6(d) hereof) covering an amount equal to no more than 20% of the Registrable Securities issued in the Merger and held by each Holder; PROVIDED, that the Company shall have no obligation under this Section 2(b) unless Holders that own, in the aggregate, at least 40% interest of the Registrable Securities then outstanding participate in making such request. Prior to the filing of the Shelf Registration or any supplement or amendment thereto, the Company will furnish copies of the Shelf Registration or such amendment to one counsel designated by the Holders of a majority in interest of the Registrable Shares, and will not file the Shelf Registration or such amendment without the prior consent of such counsel, which consent shall not be unreasonably withheld. The Company shall use its reasonable efforts to
(a) cause the Shelf Registration to be declared effective by the Commission as soon as practicable after the date on which the Company files such registration statement and (b) keep the Shelf Registration continuously effective (and register or qualify the shares to be sold in such offering under such other securities or "blue sky" laws as would be required pursuant to Section 6(d) hereof) for a period beginning on the date on which the Shelf Registration is declared effective by the Commission and ending on the fourth anniversary of the date hereof (or such shorter period that will terminate when all Registrable Securities covered by the Shelf Registration have been sold); PROVIDED, that if the Holders are required to discontinue disposition of any Registerable Securities covered by the Shelf Registration following delivery by the Chief Financial Officer of the Company of a certificate as specified below, and such requirement to discontinue disposition occurs during the 90 days preceding the fourth anniversary of the date hereof, such time period shall be extended by the length of such discontinuance. The Company agrees, if necessary, to supplement or make amendments to the Shelf Registration, if required by the registration form used by the Company for the Shelf Registration or by the instructions applicable to such registration form or by the Securities Act or the rules or regulations thereunder or as may reasonably be requested by the Holders of a majority in interest of the Registrable Securities then outstanding. Notwithstanding the foregoing, if the Company shall furnish to the Holders a certificate signed by the Chief Financial Officer of the Company stating that (i) the Company has determined, in its good faith judgement, that an amendment or supplement to the Shelf Registration would interfere with a material financing, acquisition, corporate reorganization or other material transaction involving the Company or any of its affiliates and (ii) the need for such an amendment or supplement is not caused by a proposed public offering of any securities of the Company by any of its securityholders (other than an offering made pursuant to a registration on Form S-8), the Company may defer such amending or supplementing of such Shelf Registration for not more than 45 days and in such event the Holders shall be required to discontinue disposition of any Registrable Securities covered by such Shelf Registration during such period. Notwithstanding the foregoing, in connection with any amendment or supplement required to reflect a public offering of securities by the Company, the Company shall file such amendment or supplement no later than the same day that it files a registration statement relating to such offering and shall provide written notice of the filing of such amendment or supplement to the holders of Registrable Securities promptly following such filing. The Company shall pay all Registration Expenses incurred in connection with the Shelf Registration pursuant to Section 2(b).

              (c) At any time after the fourth anniversary of the date hereof and prior to the fifth anniversary of the date hereof, any Holder may make a written request for the Company to cause to be filed a Shelf Registration on Form S-3 or any other appropriate form under the Securities Act (including, if necessary, on Form S-l), which filing shall be made as soon as reasonably practicable following the date of receipt of such written request, for an offering to be made on a delayed or continuous basis pursuant to Rule 415 thereunder or any similar rule that may be adopted by the Commission and permitting sales in ordinary course brokerage or dealer transactions not involving an underwritten public offering (and shall register or qualify the shares to be sold in such offering under such other securities or "blue sly" laws as would be required pursuant to Section 6(d) hereof) covering an amount equal to no more than 20% of the Registrable Securities issued in the Merger and held by each Holder; PROVIDED, that the Company shall have no obligation under this Section 2(c) unless Holders that own, in the aggregate, at least 40% interest of the Registrable Securities then outstanding participate in making such request. Prior to the filing of the Shelf Registration or any supplement or amendment thereto, the Company will furnish copies of the Shelf Registration or such amendment to one counsel designated by the Holders of a majority in interest of the Registrable Shares, and will not file the Shelf Registration or such amendment without the prior consent of such counsel, which consent shall not be unreasonably withheld. The Company shall use its reasonable efforts to
(a) cause the Shelf Registration to be declared effective by the Commission as soon as practicable after the date on which the Company files such registration statement and (b) keep the Shelf Registration continuously effective (and register or qualify the shares to be sold in such offering under such other securities or "blue sky" laws as would be required pursuant to Section 6(d) hereof) for a period beginning on the date on which the Shelf Registration is declared effective by the Commission and ending on the fifth anniversary of the date hereof (or such shorter period that will terminate when all Registrable Securities covered by the Shelf

Registration have been sold); PROVIDED, that if the Holders are required to discontinue disposition of any Registerable Securities covered by the Shelf Registration following delivery by the Chief Financial Officer of the Company of a certificate as specified below, and such requirement to discontinue disposition occurs during the 90 days preceding the fifth anniversary of the date hereof, such time period shall be extended by the length of such discontinuance. The Company agrees, if necessary, to supplement or make amendments to the Shelf Registration, if required by the registration form used by the Company for the Shelf Registration or by the instructions applicable to such registration form or by the Securities Act or the rules or regulations thereunder or as may reasonably be requested by the Holders of a majority in interest of the Registrable Securities then outstanding. Notwithstanding the foregoing, if the Company shall furnish to the Holders a certificate signed by the Chief Financial Officer of the Company stating that (i) the Company has determined, in its good faith judgement, that an amendment or supplement to the Shelf Registration would interfere with a material financing, acquisition, corporate reorganization or other material transaction involving the Company or any of its affiliates and (ii) the need for such an amendment or supplement is not caused by a proposed public offering of any securities of the Company by any of its securityholders (other than an offering made pursuant to a registration on Form S-8), the Company may defer such amending or supplementing of such Shelf Registration for not more than 45 days and in such event the Holders shall be required to discontinue disposition of any Registrable Securities covered by such Shelf Registration during such period. Notwithstanding the foregoing, in connection with any amendment or supplement required to reflect a public offering of securities by the Company, the Company shall file such amendment or supplement no later than the same day that it files a registration statement relating to such offering and shall provide written notice of the filing of such amendment or supplement to the holders of Registrable Securities promptly following such filing. The Holders that register Registrable Securities pursuant to this Section 2(c) shall pay all Registration Expenses incurred in connection with the Shelf Registration pursuant to Section 2(c).

         3.   DEMAND REGISTRATION.

              3.1 REQUEST FOR REGISTRATION. At any time after the first anniversary of the date hereof and prior to the third anniversary of the date hereof, any Holder may make a written request (specifying the intended method of disposition) for registration under the Securities Act (a "Demand Registration") of all or part of such Holder's Registrable Securities; PROVIDED, HOWEVER, that Holders that own, in the aggregate, a majority in interest of the Registrable Securities then outstanding must participate in making such request; and PROVIDED FURTHER, HOWEVER, that, subject to Section 3.5 hereof, the Company shall not be required to effect more than one Demand Registration pursuant to this Agreement. Within ten days after receipt of a request for a Demand Registration, the Company shall give written notice (the "Notice") of such request to all other Holders and shall include in such registration all Registrable Securities that the Company has received written requests for inclusion therein within 15 days after the Notice is given. Thereafter, the Company may elect to include in such registration additional shares of common stock to be issued by the

Company. All requests made pursuant to this Section 3.1 shall specify the aggregate number of Registrable Securities to be registered.

              3.2 EFFECTIVE REGISTRATION AND EXPENSES. A registration shall not constitute a Demand Registration under Section 3.1 hereof until it has become effective and, in the case of an offering made on a delayed or continuous basis pursuant to Rule 415 only, has been effective for at least 120 days. In any registration initiated as a Demand Registration, the Company shall pay all Registration Expenses (as defined in Section 7 hereof) incurred in connection therewith, whether or not such Demand Registration becomes effective, unless such Demand Registration fails to become effective as a result OF THE FAULT OF ONE or more Holders, in which case the Company will not be required to pay the Registration Expenses incurred with respect to the offering of such Holder's or Holders' Registrable Securities. The Registration Expenses incurred with respect to the offering of such Holder's or Holders' Registrable Securities shall be the product of (a) the aggregate amount of all Registration Expenses incurred in connection with such registration and (b) the ratio that the number of such Registrable Securities bears to the total number of Registrable Securities included in the registration.

              3.3 PRIORITY ON DEMAND REGISTRATIONS. The Holder or Holders making the Demand Registration may elect whether the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of a firm commitment underwritten offering or otherwise; PROVIDED, HOWEVER, that if the Holders requesting a Demand Registration have specified an underwritten offering as the intended method of disposition, the Company may elect not to effectuate such Demand Registration in the form of an underwritten offering if the market value of the securities to be sold in such Demand Registration is not equal to or in excess of $10 million; PROVIDED FURTHER, HOWEVER, that the Company shall not be obligated to keep the Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act continuously effective for a period in excess of 120 days after the date on which the Registration Statement for the Demand Registration is declared effective by the Commission. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority in interest of the Registrable Securities requesting registration, the Company will include in such registration prior to the inclusion of any securities which are not Registrable Securities the number of Registrable Securities requested to be included which in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering, pro rata among the respective holders thereof on the basis of the amount of Registrable Securities owned by each such holder.

              3.4 SELECTION OF UNDERWRITERS. Subject to the first proviso of Section 3.3, if any of the Registrable Securities covered by a Demand Registration are to be sold in an underwritten offering, the Company shall have the right to select the investment banker or investment bankers and manager or managers that will underwrite the offering; PROVIDED, HOWEVER, that such investment bankers and managers must be reasonably satisfactory to the Holders that own, in the aggregate, a majority in interest of the Registrable Securities that the Company has been requested to register.

              3.5 LIMITATIONS, CONDITIONS AND QUALIFICATIONS TO OBLIGATIONS UNDER SECTION 3 REGISTRATION COVENANTS. The Company shall be entitled to postpone for a reasonable period of time (but not exceeding 90 days) the filing of any registration statement otherwise required to be prepared and filed by it pursuant to Section 3.1 if the Company determines, in its good faith judgment, that such registration and offering would interfere with any material financing, acquisition, corporate reorganization or other material transaction involving the Company or any of its affiliates and promptly gives the holders of Registrable Securities requesting registration thereof pursuant to Section 3.1 written notice of such determination, containing a general statement of the reasons for such postponement and an approximation of the anticipated delay; PROVIDED, that such right to postpone the filing of a registration statement to be prepared and filed by the Company pursuant to Section 3.1 can only be exercised by the Company not more than once in any one-year period. If the Company shall so postpone the filing of a registration statement, holders of Registrable Securities requesting registration thereof pursuant to Section 3.1, representing not less than 50% of the Registrable Securities with respect to which registration has been requested, shall have the right to withdraw the request for registration by giving written notice to the Company within 15 days after receipt of the notice of postponement and, in the event of such withdrawal, such request shall not be counted for purposes of the requests for registration to which holders of Registrable Securities are entitled pursuant to
Section 3.1 hereof.

         4. PIGGYBACK REGISTRATION. At any time after the first anniversary of the date hereof and prior to the third anniversary of the date hereof, whenever the Company proposes to file a registration statement under the Securities Act with respect to an underwritten public offering of common stock by the Company, the Company shall give written notice (the "Offering Notice") of such proposed filing to each of the Holders at least 20 days before the anticipated filing date. Such Offering Notice shall offer all such Holders the opportunity to register such number of Registrable Securities as each such Holder may request in writing, which request for registration (each, a "Piggyback Registration") must be received by the Company within 15 days after the Offering Notice is given. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company will include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the securities requested to be included in such registration pursuant to the Primary Registration Agreement (as defined in Section 11.1) and the MK Registration Agreement (as defined in Section 11.1), (iii) third, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by each such holder, and
(iv) fourth, other securities requested to be included in such registration. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company will include in such registration (i) first, the securities requested to be included therein pursuant to the Primary Registration Agreement and the MK Registration Agreement, (ii) second, the securities requested to be included therein by the holders of Registrable Securities, pro rata among the holders of Registrable Securities on the basis of the number of securities so requested to be included therein owned by each such holder, and
(iii) third, other securities requested to be included in such registration.

         5. RESTRICTIONS ON PUBLIC SALE BY HOLDERS OF REGISTRABLE SECURITIES. Each Holder agrees, if reasonably requested by the managing underwAter or underwriters for any underwritten offing covered by any Demand Registration or Piggyback Registration (whether or not such Holder is participating therein), not to effect any public sale or distribution of Registrable Securities, including a sale pursuant to Rule 144 (or any similar provision then in force) under the Securities Act, during the 14 days prior to, and during the 180-day period beginning on, the effective date of such Demand Registration or Piggyback Registration (except as part of such underwritten offering).

         6. REGISTRATION PROCEDURES. Whenever the Holders have requested that any Registrable Securities be registered pursuant to Section 3 or 4 hereof, the Company shall use its reasonable efforts to effect the registration of Registrable Securities in accordance with the intended method of disposition thereof as expeditiously as practicable and, in connection with any such request, the Company shall as expeditiously as possible:

              (a) in connection with a request pursuant to Section 3 hereof, prepare and file with the Commission, not later than 120 days, after receipt of a request to file a registration statement with respect to Registrable Securities, a registration statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of such Registrable Securities in accordance with the intended method of distribution thereof and, if the offing is an underwritten offering, shall be reasonably satisfactory to the managing underwriter or underwriters, and use its best efforts to cause such registration statement to become effective; PROVIDED, HOWEVER, that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall (i) furnish to the counsel selected by the Holder or Holders making the demand, if any, or, if no demand, by the Holders that own, in the aggregate, a majority in interest of the Registrable Securities covered by such registration statement, copies of all such documents proposed to be filed, which documents shall not be filed without the consent of such counsel, which consent shall not be unreasonably withheld, and (ii) notify such counsel and each seller or prospective seller of Registrable Securities of any stop order issued or threatened by the Commission and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered;

              (b) in connection with a registration pursuant to Section 3 hereof, prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 120 days (or such shorter period that will terminate when all Registrable Securities covered by such registration statement have been sold, but not before the expiration of the applicable period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder, if applicable); PROVIDED, HOWEVER, that prior to the filing of such supplement or amendment, the Company will furnish copies thereof to the Holders, any underwriters and counsel for the Holders and will not file such supplement or amendment without the prior consent of such counsel, which consent shall not be unreasonably withheld, and comply with the provisions of the Securities Act applicable to it with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended method of disposition by the sellers thereof set forth in such registration statement or as may reasonably be requested by the Holders of a majority of the Registrable Securities then outstanding;

              (c) furnish to each seller of Registrable Securities such number of copies of the registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as each seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

              (d) use reasonable efforts to register or qualify such Registrable Securities under such other securities or "blue sky" laws of such jurisdictions as any seller or underwriter reasonably requests in writing and to do any and all other acts and things that may be reasonably necessary or advisable to register or qualify for sale in such jurisdictions the Registrable Securities owned by such seller; PROVIDED, HOWEVER, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified, (ii) subject itself to taxation in any such jurisdiction, (iii) consent to general service of process in any such jurisdiction or (iv) make any change in its charter or by-laws that the Board of Directors of the Company determines in good faith to be contrary to the best interest of the Company and its stockholders;

              (e) use reasonable efforts to cause the Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities;

              (f) notify each seller of such Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and prepare and file with the Commission a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, PROVIDED that prior to the filing of such supplement or amendment, the Company will furnish copies thereof to the Holders, any underwriters and counsel for the Holders and will not file such supplement or amendment without the prior consent of such counsel, which consent shall not be unreasonably withheld;

              (g) enter into customary agreements (including an underwriting agreement in customary form, if the offering is an underwritten offering) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;

              (h) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement, the counsel referred to in clause (i) of Section 6(a) hereof and any attorney, accountant or other agent retained by any such seller or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors, employees and agents to supply all information reasonably requested by any such Inspector in connection with such registration statement. Records that the Company determines, in good faith, to be confidential and that it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is, in the reasonable judgment of any Inspector, necessary to avoid or correct a misstatement or omission of a material fact in the registration statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court or governmental agency of competent jurisdiction or required (in the written opinion of counsel to such seller or underwriter, which counsel shall be reasonably acceptable to the Company) pursuant to applicable state or federal law. Each seller of Registrable Securities agrees that it will, upon learning that disclosure of such Records are sought by a court or governmental agency, give notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

              (i) if such sale is pursuant to an underwritten offering, use reasonable efforts to obtain a "cold comfort" letter and updates thereof from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by "cold comfort" letters as the managing underwriter or underwriters reasonably request;

              (j) otherwise use reasonable efforts to comply with all applicable rules and regulations of the Commission, and make generally available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of 12 months, beginning within three months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of
Section 1 l(a) of the Securities Act; and

              (k)     use reasonable efforts to cause all Registrable
Securities covered by the registration statement to be listed on each securities exchange or market, if any, on which similar securities issued by the Company are then listed, provided that the applicable listing requirements are satisfied.

         The Company may require each seller or prospective seller of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding the distribution of such securities and other matters as may be required to be included in the registration statement.

         Each holder of Registrable Securities agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph (f) of this Section 6, such holder shall forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by paragraph (f) of this
Section 6 and, if so directed by the Company, such holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such registration statement shall be maintained effective pursuant to this Agreement (including the period referred to in paragraph (b) of this Section 6) by the number of days during the period from and including the date of the giving of such notice pursuant to paragraph (f) of this Section 6 to and including the date when each seller of Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by paragraph (f) of this Section 6. Notwithstanding anything to the contrary set forth above in this paragraph, the Company agrees that it may not require the holders of Registrable Securities to discontinue disposition of Registrable Securities for purposes of effecting a public offering of any securities of the Company by any of its securityholders (other than an offering made pursuant to a registration on Form S-8). Notwithstanding the foregoing, if the Company shall furnish to the Holders a certificate signed by the Chief Financial Officer of the Company stating that (i) the Company has determined, in its good faith judgement, that an amendment or supplement to the Shelf Registration would interfere with a material financing, acquisition, corporate reorganization or other material transaction involving the Company or any of its affiliates and (ii) the need for such an amendment or supplement is not caused by a proposed secondary public offering of securities of the Company by any of its securityholders (other than an offering made pursuant to a registration on Form S-8), the Company may defer such amending or supplementing of such Shelf Registration for not more than 45 days and in such event the Holders shall be required to discontinue disposition of any Registrable Securities covered by such Shelf Registration during such period. Notwithstanding the foregoing, in connection with any amendment or supplement required to reflect a public offering of securities by the

Company, the Company shall file such amendment or supplement no later than the same day that it files a registration statement relating to such offering and shall provide written notice of the filing of such amendment or supplement to the holders of Registrable Securities promptly following such filing.

         7. REGISTRATION EXPENSES. The Company or the Holders, as specified in this Agreement, shall pay all expenses incident to its performance of or compliance with this Agreement, regardless of whether such registration becomes effective including, without limitation, (a) all Commission, stock exchange or market and National Association of Securities Dealers, Inc. registration and filing fees, (b) all fees and expenses incurred in complying with securities or "blue sky" laws (including reasonable fees and disbursements of counsel in connection with "blue sky" qualifications of the Registrable Securities), (c) all printing, messenger and delivery expenses, (d) all fees and disbursements of the Company's independent public accountants and counsel, (e) all fees and expenses of any special experts retained by the Company in connection with any Demand Registration or Piggyback Registration pursuant to the terms of this Agreement, and (f) the fees and disbursements of one counsel retained collectively by the Holders, to the extent such fees and disbursements do not exceed an aggregate of $10,000 for a registration; PROVIDED, HOWEVER, that the Company shall not pay (x) any Registration Expenses incurred pursuant to Section 2(c) of this Agreement or (y) the costs and expenses of any Holder relating to underwriters' commissions and discounts relating to Registrable Securities to be sold by such Holder, brokerage fees, transfer taxes or, except as provided in clause (f) of this Section 7, the fees or expenses of any counsel, accountants or other representatives retained by the Holders, individually or in the aggregate. All of the expenses described in this Section 7 that are to be paid by the Company or the Holders, as the case may be, are herein called "Registration Expenses."

         8.   INDEMNIFICATION: CONTRIBUTION.

              8.1 INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify, to the fullest extent permitted by law, each Holder, its officers, directors and agents and each person, if any, who controls such Holder (within the meaning of the Securities Act), against any and all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information with respect to such Holder furnished in writing to the Company by such Holder expressly for use therein or by such Holder's failure to deliver a copy of the prospectus or any supplements thereto after the Company has furnished such Holder with a sufficient number of copies of the same or by the delivery of prospectuses by such Holder after the Company notified such Holder in writing to discontinue delivery of prospectuses. The Company also shall indemnify any underwriters of the Registrable Securities, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holders.

              8.2 INDEMNIFICATION BY HOLDERS. In connection with any registration statement in which a Holder is participating, each such Holder shall furnish to the Company in writing such information and affidavits with respect to such Holder as the Company reasonably requests for use in connection with any such registration statement or prospectus and agrees to indemnify, severally and not jointly, to the fullest extent permitted by law, the Company, its officers, directors and agents and each person, if any, who controls the Company (within the meaning of the Securities Act) against any and all losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue or alleged untrue statement or omission is contained in or improperly omitted from, as the case may be, any information or affidavit with respect to such Holder so furnished in writing by such Holder; PROVIDED, HOWEVER, that the obligations of each Holder under this Section 8.2 shall be limited to an amount equal to the proceeds to each Holder of Registrable Securities sold in connection with such registration. Each Holder also shall indemnify any underwriters of the Registrable Securities, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Company.

              8.3 CONDUCT OF INDEMNIFICATION PROCEEDINGS. Any party that proposes to assert the right to be indemnified under this Section 8 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 8, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve it from any liability that it may have to any indemnified party under the foregoing provisions of this Section 8 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. If the indemnifying party assumes the defense, the indemnifying party shall have the right to settle such action without the consent of the indemnified party; PROVIDED, HOWEVER, that the indemnifying party shall be required to obtain such consent (which consent shall not be unreasonably withheld) if the settlement includes any admission of wrongdoing on the part of the indemnified party or any decree or restriction on the indemnified party or its officers or directors; PROVIDED, FURTHER, that no indemnifying party, in the defense of any such action, shall, except with the consent of the indemnified party (which consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability with respect to such action. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (a) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (b) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party,
(c) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (d) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time from all such indemnified party or parties unless (x) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (y) an indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties or (z) a conflict or potential conflict exists (based on advice of counsel to an indemnified party) between such indemnified party and the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels. An indemnifying party will not be liable for any settlement of any action or claim effected without its written consent (which consent shall not be unreasonably withheld).

              8.4 CONTRIBUTION. If the indemnification provided for in this Section 8 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to herein, then the indemnifying party, to the extent such indemnification is unavailable, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions that resulted in such losses, claims, damages, liabilities or expenses. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a panty as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 8.3 hereof, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding; PROVIDED, HOWEVER, that no Holder will be required to contribute pursuant to this Section 8.4 any amount in excess of the proceeds to it of all Registrable Securities sold by it pursuant to such registration.

              The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8.4 were determined by PRO RATA allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 1 l(f) of the Securities Act) shall be entitled to contribution from any person.

              If indemnification is available under this Section 8, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 8.1 and 8.2 hereof without regard to the relative fault of said indemnifying parties or indemnified party.

         9. PARTICIPATION IN UNDERWRITTEN REGISTRATIONS. No person may participate in any underwritten registration hereunder unless such person (a) agrees to sell such person's securities on the basis provided in any underwriting agreements approved by the persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

         10. RULE 144. The Company covenants that it shall use its best efforts to file the reports required to be filed by it under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder if and when the Company becomes obligated to file such reports, and it shall, if feasible, take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time or (b) any similar rules or regulations hereafter adopted by the Commission. Upon the written request of any Holder, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements.

         11.  MISCELLANEOUS.

              11.1 CERTAIN DEFINITIONS. For purposes of this Agreement, the following terms shall have the meanings assigned to them below:

              "MK REGISTRATION AGREEMENT" means the Registration Rights Agreement, dated as of January 1, 1996, among the Company, Joseph Migliara, Harris Kaplan and Sheryl Olitzky.

              "PRIMARY REGISTRATION AGREEMENT" means the Registration Rights Agreement, dated as of September 27, 1991, among the Company, Merrill Lynch Interfunding Inc., Commonwealth Capital Partners, L.P., Walter A. Forbes, William E. Lipner, Alan L. Harvey, Lawrence D. White and Richard A. Spitzer.

              11.2 MERGERS. ETC. The Company shall not, directly or indirectly, enter into any merger, consolidation or reorganization in which the Company shall not be the surviving corporation unless the proposed surviving corporation shall, prior to such merger, consolidation or reorganization, agree in writing to assume the obligations of the Company under this Agreement, and for that purposes references hereunder to "Registerable Securities" shall be deemed to be references to the securities which the Holders would be entitled to receive and exchange for Registrable Securities under any such merger, consolidation or reorganization; provided, that the provisions of this Section
11.2 shall not apply in the event of any merger, consolidation or reorganization in which the Company is not the surviving corporation if all Holders are entitled to receive in exchange for their Registerable Securities consideration consisting solely of (i) cash, (ii) securities of the acquiring corporation which may be immediately sold to the public without registration under the Securities Act, or (iii) securities of the acquiring corporation which the acquiring corporation has agreed to register within ninety (90) days of completion of the transaction for resale to the public pursuant to the Securities Act.

              11.3 REMEDIES. Each Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

              11.4 AMENDMENTS AND WAIVERS. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of the Holders that own, in the aggregate, at least a majority of the Registrable Securities then outstanding.

              11.5 NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telecopied (and confirmed) or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, telecopied (and confirmed) or, if mailed, five days (or, in the case of express mail, one day) after the date of deposit in the United States mail, as follows:

              (a)     if to the Company, to:

                      NFO Research, Inc.
                      2 Pickwick Plaza
                      Suite 400
                      Greenwich, CT 06830
                      Attention: Chief Financial Officer
                      Telecopier No.: (203) 629-8883

                      with a copy to:

                      Paul, Weiss, Rifkind, Wharton & Garrison
                      1285 Avenue of the Americas
                      New York, New York 10019-6064
                      Attention: Edwin S. Maynard, Esq.
                      Telecopier No.: (212) 757-3990

                      (b) if to any Holder, to the most current address of such Holder given by such Holder to the Company in writing.

                      with a copy to:

                      Tomlinson, Zisko, Morosoli & Maser LLP
                      200 Page Mill Road
                      Palo Alto, CA 94306
                      Attention: Timothy Tomlinson, Esq.
                      Telecopier No.: (415) 324-1808

              Any party may by notice given in accordance with this Section
11.5 to the other parties designate another address or person for receipt of notices hereunder.


              11.6 SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the Holders and the successors and assigns of the Company.

              11.7 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

              11.8 HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

              11.9 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CHOICE OF LAW PRINCIPLES THEREOF.

              11.10 SEVERABILITY. If any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, it being intended that all of the rights of the Holders shall be enforceable to the fullest extent permitted by law.

              11.11 ENTIRE AGREEMENT. This Agreement is entered into and delivered pursuant to the Merger Agreement and as such contains the entire agreements among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written or oral, with respect thereto.

    IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first written above.

                                  NFO RESEARCH, INC.


                                  By: /s/ William E. Lipner
                                      ----------------------------------------
                                       Name:  William E. Lipner
                                       Title: Chairman

                                  /s/ James B. Wood
                                  --------------------------------------------
                                  James B. Wood


                                  /s/ Walter P. Smith
                                  --------------------------------------------
                                  Walter P. Smith


                                  /s/ Jay H. Friedman
                                  --------------------------------------------
                                  Jay H. Friedman

                                  /s/ Thomas Rich
                                  --------------------------------------------
                                  Thomas Rich

*  As Trustee of the Walter P. Smith Trust  (2/20/86)

                                     EXHIBIT "E"


                      PLEDGE AND ASSIGNMENT OF STOCK CERTIFICATE

    The below signed individual hereby pledges, assigns and transfers all rights to ownership in the Capital Stock of Prognostics Corporation, Certificate ____________ in the name of J.B. Wood ("Mr. Wood"), CUSIP# __________ to the secretary of Prognostics and does hereby irrevocably constitute and appoint Prognostics' transfer agent to transfer the said stock on the books of Prognostics with full power of substitution in the premises.

    This assignment is made contemporaneously with the execution of a Buy-Sell Agreement and Promissory Note which gave rise to the purchase of this stock from Prognostics to Mr. Wood.

    Any re-assignment or disposition of this stock is subject to the same rights and conditions contained in the Buy-Sell Agreement, Promissory Note and Employment Agreement entered into between Mr. Wood and Prognostics.


Dated: _______________             /s/ J.B. Wood
                                  -----------------------------------
                                  J.B. Wood

                                  -----------------------------------

                                  -----------------------------------

                                     Exhibit "F"


                      PLEDGE AND ASSIGNMENT OF STOCK CERTIFICATE

    The below signed individual hereby pledges, assigns and transfers all rights to ownership in the Capital Stock of Prognostics Corporation, Certificate ____________ in the name of J.B. Wood ("Mr. Wood"), CUSIP# __________ to the secretary of Prognostics and does hereby irrevocably constitute and appoint Prognostics' transfer agent to transfer the said stock on the books of Prognostics with full power of substitution in the premises.

    This assignment is made contemporaneously with the execution of a Buy-Sell Agreement and Promissory Note which gave rise to the purchase of this stock from Prognostics to Mr. Wood.

    Any re-assignment or disposition of this stock is subject to the same rights and conditions contained in the Buy-Sell Agreement, Promissory Note and Employment Agreement entered into between Mr. Wood and Prognostics.


Dated: _______________       /s/ James B. Wood
                             --------------------
                             J.B. Wood

                                    EXHIBIT "G"

                                  BUY-SELL AGREEMENT
                                 BETWEEN PROGNOSTICS
                                    AND J.B. WOOD



    This buy-sell Agreement ("AGREEMENT") is made on December 19, 1994 at Palo Alto, California, between J. B. Wood ("MR. WOOD") and Prognostics, a California Corporation, ("Prognostics") with respect to all shares of Prognostics' common stock now or hereafter outstanding, for the purpose of protecting Prognostics and Mr. Wood, as well as providing continuity for the Prognostics' business in the event of the occurrence of certain events discussed in this Agreement. All outstanding shares of Prognostics' nonvoting Common Stock is owned as follows:


    Name                     Number of Shares
    ----                     ----------------
    Walter Smith             15,000
    J. B. Wood               10,000

ARTICLE 1. RECITALS

    Whereas, Mr. Smith owns respectively all of the 15,000 shares of the outstanding of preferred stock of Prognostics; and

    Whereas, Mr. Smith and Mr. Wood together own respectively the numbers of currently outstanding shares of non-voting common stock of Prognostics set forth above; and

    Whereas, Mr. Wood desires to confirm in writing his agreement with the Prognostics that (1) neither he, his personal representative, successors in interest, nor his estate shall sell, give, assign, pledge, create or suffer the creation of a security interest in, create a voting or other trust with respect to, or otherwise dispose of any shares of Prognostics now or hereafter owned by him, except in accordance with this Agreement; and (2) Prognostics and Walter Smith shall have rights to purchase shares upon the termination, disability, death or bankruptcy of Mr. Wood, all as set out more fully below; and

    Whereas, Mr. Wood and Prognostics believe such an arrangement to be in their best interests.

    Therefore, in consideration of the mutual covenants and conditions contained herein, Prognostics and Mr. Wood agree as follows:

Buy-Sell Agreement Between
Prognostics and J.B. Wood
Page 2

ARTICLE 2. RESTRICTIONS ON TRANSFERS

    2.01 PURPOSE. To accomplish the purposes of this Agreement, any transfer, sale, assignment, hypothecation, encumbrance or alienation of any of the shares of Prognostics other than according to the terms of this Agreement is void and transfers no right, title, or interest in or to said shares, or any of them, to the purported transferee, buyer, assignee, pledgee, or encumbrance holder.


    2.02 MR. WOOD AND SUCCESSORS. Except as provided in Article 4 of this Agreement, neither Mr. Wood, his persona] representative, successor in interest, nor his estate shall sell, transfer, pledge, encumber, or in any way dispose, voluntarily or involuntarily, of any of his shares or any right or interest in them without obtaining prior written consent of Prognostics.

    Any transfer by Mr. Wood, his personal representative, successor in interest, or his estate in violation of this paragraph shall be null and void and of no effect.

    2.03 PROGNOSTICS. Prognostics' right to purchase the stock is subject to the restrictions governing a corporation's right to purchase its own stock in California Corporations Code sections 500-501 and to any other pertinent governmental restrictions that are now, or may become, effective.

    If it is not legally possible for Prognostics to purchase the shares because it cannot meet the requirements of California Corporations Code sections 500-501, Prognostics shall purchase as many shares as it is permitted to purchase under those sections, and Walter Smith may purchase all of Mr. Wood's shares not purchased by Prognostics at the price and on the terms provided in this Agreement.

ARTICLE 3. RIGHTS & OBLIGATIONS OF MR WOOD AND HIS SUCCESSORS

    3.01 SUBJECT TO THIS AGREEMENT. Unless this Agreement expressly provides otherwise, Mr. Wood, his personal representative, successor in interest, or his estate shall hold the shares in Prognostics, or any interest in such shares, subject to all provisions of this Agreement and shall make no further transfers except as provided in the Agreement.

Buy-Sell Agreement Between
Prognostics and J.B. Wood
Page 3

    3.02 ENTRY ON BOOKS. Transfer of the shares shall not be entered on the books of Prognostics until a copy of this Agreement has been duly executed by Mr. Wood and Prognostics.

    3.03 PARTIAL REPURCHASE. In the event the rights of Prognostics and Walter Smith to purchase the stock owned by Mr. Wood are not exercised as to all the shares owned by Mr. Wood, Mr. Wood shall continue to hold his remaining shares subject to this Agreement as will his personal representative, successor in interest, or his estate.

    3.04 ESTATE PLAN. Mr. Wood and Mr. Smith each agree to include in his will, trust or other estate planning documents a direction and authorization to his executor, trustee or personal representative to comply with the provisions of this Agreement and to sell his shares in accordance with the Agreement. However, the failure by Mr. Wood or Mr. Smith to do so shall not affect the validity or enforceability of this Agreement.

    3.05 FIRST RIGHT OF REFUSAL. Mr. Wood shall be notified if the Board of Directors is seriously considering any written offer for the purchase of stock in Prognostics. Mr. Wood, or a group of investors including Mr. Wood, shall have the right to purchase stock from Prognostics under the same terms and conditions as those embodied in any offer received by Prognostics, provided Mr. Wood makes the same or better offer as the one previously received. The offer made by Mr. Wood must be received by Prognostics no later than 60 days after Mr. Wood is notified that an offer for the purchase of stock in Prognostics is being considered by the Board of Directors. If the Board of Directors votes to accept an offer for the purchase of stock in Prognostics, then they shall accept any offer made by Mr. Wood (which is the same or better than the offer previously received) prior to the Board's acceptance of any other offer to purchase stock and upon acceptance of Mr. Wood's offer it shall reject such other offer. If the original party makes an improved offer, after Mr. Wood's offer, Mr. Wood will have an opportunity to meet or better the counter offer. The process will continue until one offer is better or Mr. Wood's offer is equal and not countered.

    3.06 CO-SALE RIGHT. Mr. Smith shall not sell his common shares in the company without also finding a buyer of Mr. Woods' shares. Upon any sale, the proceeds of such sale shall be shared by Mr. Wood and Mr.

Buy-Sell Agreement Between
Prognostics and J.B. Wood
Page 4

Smith such that $100 per share shall be received for Mr. Smith for the Preferred Stock and the remainder of the price of such sale shall be divided by Mr. Smith, Mr. Wood and others, who may acquire stock in the future, on a pro rata basis based on the number of non-voting shares held by each.

    3.07 CONFIDENTIALITY. Mr. Wood acknowledges by his signature below that in the course of his employment with Prognostics that he has, and will continue to have, access to certain proprietary and confidential information relating to Prognostics' business, including but not limited to this Buy-Sell Agreement and related documents, Prognostics' data processing systems, programs, procedures, data bases, sales and marketing information, marketing strategies, training materials, operating manuals, financial information and personnel information which is not common public knowledge. ("Confidential Information").

    Mr. Wood further acknowledges that during the course of his employment he may create certain processes, data lists, systems, products, training materials, operating manuals, which are and will be the property of Prognostics.

    Mr. Wood further acknowledges that any unauthorized use or disclosure of Confidential Information to a third party may cause irreparable harm to Prognostics. Consequently, he agrees, in consideration of his employment under the terms of the Employment Agreement executed contemporaneously with this Buy-Sell Agreement, that he will not while employed by Prognostics or thereafter, disclose any Confidential Information of any nature whatsoever to any person or organization, without the prior written consent of Prognostics. In addition, he agrees to return to Prognostics any materials in his possession relating to any Confidential Information promptly upon termination of his employment.

    In addition to the above confidentiality requirements placed upon Mr. Wood concerning disclosure and other restrictions contained herein, this confidentiality clause is applicable, and shall be fully enforceable, as to any person who reads this agreement.

ARTICLE 4. RIGHTS & OBLIGATIONS OF PROGNOSTICS

Buy-Sell Agreement Between
Prognostics and J.B. Wood
Page 5

    4.01 OPTION TO PURCHASE ON TERMINATION OF EMPLOYMENT.  In the event
Mr. Wood is no longer employed by Prognostics because of retirement, voluntary termination, or termination by Prognostics with cause, or without cause as covered in 5.02 of the Employment Agreement, Prognostics and Walter Smith shall have the right, exercisable within 60 days, to purchase all or any part of the shares owned by Mr. Wood. The option shall be exercisable first by Prognostics and thereafter by Walter Smith, at the price and on the terms provided in this Agreement, and in the manner provided by Article 6 of this Agreement.

    Prognostics shall not exercise any right to purchase the stock owned by Mr. Wood in contravention of any covenant of good faith and fair dealing, expressed or implied, in employment law as applied in the State of California.

    4.02 PURCHASE ON DISABILITY. If Mr. Wood becomes disabled and unable to perform his employment duties, Prognostics shall purchase all shares owned by Mr. Wood at the price and on the terms provided in the Agreement.

    For purposes of this paragraph, "disability" shall be defined in accordance with the terms of any disability insurance policy on Mr. Wood that is owned by Prognostics at the time of the onset of the disability. In the absence of such a disability insurance policy, "disability" shall mean inability to perform all or substantially all his regular duties as contemplated by his employment with Prognostics.

    In the event Prognostics and Mr. Wood, or his personal representative, fail to agree on whether Mr. Wood is disabled for purposes of this paragraph, Mr. Wood, or his personal representative, and Prognostics shall each designate an arbitrator, and the two arbitrators so selected shall settle the issue. If the arbitrators cannot agree, they shall designate a third arbitrator to reach a decision. The arbitrators shall be entitled to receive and rely on any medical advice or other advice that they shall deem required to enable them to make a decision under this paragraph, and their decision shall be final and binding on Prognostics and Mr. Wood.

Buy-Sell Agreement Between
Prognostics and J.B. Wood
Page 6

    If Mr. Wood should die after becoming disabled, but before the actual sale of his shares, then the purchase and sale of his shares will be treated as the purchase and sale of a decedent's shares under paragraph 4.03 of this Agreement.

    4.03 PURCHASE ON DEATH. Within a period beginning with the death of Mr. Wood and ending 60 days after his death, his estate shall sell and Prognostics shall purchase and redeem all of Mr. Wood's shares of Prognostics' stock, at the price and on the terms provided in the Agreement.

    The term "estate" as used in this Article shall mean and include as those terms are understood in California law:

    (a) The duly appointed and qualified executor, executrix, administrator, administratrix, administrator with the will annexed, or administratrix with the will annexed of the estate of the Mr. Wood.

    (b) Any other person who may, because of the community property or other law of any jurisdiction, acquire without formal probate proceedings any right, title, or interest in or to the shares owned by Mr. Wood in the Corporation by reason of the death of Mr. Wood.

    The estate of Mr. Wood shall bear, and save Prognostics harmless from, all costs and expenses required for securing any court orders, court decrees, court approvals, inheritance tax clearances, and estate tax clearances required to enable the estate of Mr. Wood to transfer to Prognostics, or Walter Smith, full legal and equitable tax-free title to the shares of Mr. Wood in Prognostics.

    The death of Mr. Wood's spouse, for purposes of this Article, shall not be considered a death requiring the purchase by Prognostics, from the estate of his deceased spouse, any shares owned by Mr. Wood by way of operation of testate, intestate or community property law or other estate planning instrument, such as a trust or will executed by his deceased spouse, which requests the disposition of any purported interest in such stock to any person other than Mr. Wood.

    4.04 OPTIONAL PURCHASE ON OTHER EVENTS. In the event Mr. Wood is adjudicated a bankrupt (voluntarily or involuntarily), or makes an assignment for the benefit of creditors, or files a petition seeking to

Buy-Sell Agreement Between
Prognostics and J.B. Wood
Page 7

force the involuntary winding up and dissolution of Prognostics under Corporations Code section 1800, or if substantially all property of the Mr. Wood is levied on and sold in a judicial proceeding, Prognostics and Walter Smith shall have the right to purchase all or any part, of the shares owned by Mr. Wood. If at any time Mr. Wood has information that would reasonably cause him to believe that his shares would be transferred involuntarily or by operation of law, he shall give written notice to Prognostics and Walter Smith in accordance with paragraph 10.04 "Notice".

    4.05 DEATH OR TOTAL INCAPACITY. Upon the death or total incapacity as defined under 4.02 above (but not retirement) of Walter Smith, Mr. Wood shall have the right, as defined under 3.05 above, to make an offer to purchase all or a portion of the stock of Prognostics from the estate of Mr. Smith, if within six months of the time of the above stated event another offer is received for the purchase of all or a portion of the stock in Prognostics.

    4.06 GIFTS BY MR. SMITH TO OTHERS. In the event that Mr. Smith wishes to give any portion of his preferred or common stock to another individual(s), that individual(s) shall take subject to the rights and obligations imposed by this agreement. The new individual(s) shall be bound by this Buy-Sell Agreement in the same manner and capacity as Mr. Smith would be bound were he the owner of the shares.

ARTICLE 5. VALUATION

    5.01 APPRAISAL. The purchase price to be paid for the shares subject to this Agreement shall be the value of each share as determined by an appraisal of the entire Corporation completed on June 15, 1994 by an independent appraiser and shall be subject to the preferences stated in the Certificate of Determination on file with the Secretary of State The value of Prognostics was determined to be $1,600,000.

    No subsequent appraisal or revaluation of Prognostics shall be required for the purpose of establishing a price for the stock issued under this agreement or any other agreement. All parties agree that the appraisal which valued Prognostics at $1,600,000 shall be the value by which any equity interest in the stock, purchased under the terms of the Agreement, is established.

Buy-Sell Agreement Between
Prognostics and J.B. Wood
Page 8

    Any stock purchased or sold under the terms of this agreement, or any other agreement, shall be considered the purchase or sale of a capital asset, as defined by IRC 1221, and any gain or loss shall be characterized as capital gain or loss.

ARTICLE 6. TERMS OF PURCHASE

    6.01 NOTES AND SECURITY. The deferred portion of the purchase price for any shares purchased under this Agreement shall be represented by a promissory note executed by Mr. Wood. Mr. Wood agrees to pay for each installment of interest and principal as it falls due. The note shall provide for payment of all principal at the end of the term of the note, inclusive of any extensions granted by Prognostics, with interest due annually upon the unpaid balance at the rate of 8% per year. The note shall provide that, if a default occurs, at the election of Prognostics the entire sum of principal and interest will immediately be due and payable, taking into consideration any notice provisions provided within the note, and that Mr. Wood shall pay reasonable attorney fees to Prognostics if suit is commenced because of default. The note shall be secured by a pledge of all the shares being purchased in the transaction to which the note relates and all other shares of Prognostics owned by Mr. Wood.

    In addition, upon the occurrence of ;any of the events mentioned within
Article 4 of this Agreement, Prognostics shall forgive the remaining indebtedness on the principal due on the Note in exchange for transfer of title in the stock to Prognostics from Mr. Wood, his personal representative, successor in interest or his estate, as the case may be, without further necessity of appraisal of the value of the stock, other than as mentioned in this Agreement.

    6.02 PUBLIC OFFERING. Upon the public offering of Prognostics on any exchange, all stockholders shall have the right to participate partially or fully in the redemption of their original issue stock for stock in the public corporation. If a stockholder participates partially, then the shares of stock which are not redeemed for stock in the public corporation shall be cashed out in total under the liquidation terms of the public offering.

Buy-Sell Agreement Between
Prognostics and J.B. Wood
Page 9

ARTICLE 7.0 ADMINISTRATIVE INFORMATION

    7.01 ADMINISTRATIVE APPROVALS. Prognostics agrees to apply for, and use its best effort to obtain, all governmental and administrative approvals required in connection with the purchase and sale of shares under this Agreement. Mr. Wood agrees to cooperate in obtaining the approvals and to execute any and all documents that he may be required to execute in connection with the approvals. Prognostics shall pay all costs and filing fees in connection with obtaining the approvals.

    7.02 CERTIFICATE LEGEND. Each share certificate, whether presently owned or subsequently issued, shall have conspicuously endorsed on its face the following words; "Sale, transfer, encumbrance, or disposition of the shares represented by this certificate is restricted by the provisions of a Buy-Sell Agreement between Mr. Wood and Prognostics dated December 19, 1994. All provisions of the Buy-Sell Agreement are incorporated by reference in this certificate. A copy of the Agreement may be inspected at the principal office of Prognostics." A copy of this Agreement shall be delivered to the secretary of Prognostics and shall be shown only in case of necessity to individuals, (i. e., auditors, potential buyers of Prognostics, etc.), inquiring about it.

    7.03 LEGAL REQUIREMENT. On execution of this Agreement, each Shareholder shall have placed on the certificates representing his or her shares the legend set forth in paragraph 7.02 above. None of the shares presently owned or subsequently acquired by Mr. Wood shall be sold, pledged, encumbered, or transferred, whether voluntarily, involuntarily, or by operation of law, except under the terms of this Agreement.

    7.04 DEPOSIT WITH PROGNOSTICS. Contemporaneously with the execution of this Agreement, Mr. Wood shall endorse a stock assignment form(s) separate from the certificate(s) representing his shares and shall deposit the assignment form(s) and certificate(s) with the secretary of Prognostics.

    7.05 PARTICIPATION OF OTHER INDIVIDUALS. It is anticipated that other individuals will be invited to purchase stock in Prognostics and nothing in this agreement shall prohibit the sale of these additional shares. The additional sales shall be allocated either from the authorized Preferred or non-voting Common shares. The appraisal value listed for all subsequent series of stock issued shall be the same as that listed under Article 5 of

Buy-Sell Agreement Between
Prognostics and J.B. Wood
Page 10

this agreement. Therefore, the value of each share of currently issued stock will be diluted in proportion to the number of new shares subsequently issued under a each new series. For example, if an additional series is issued from the non-voting common shares, then the equity interest each Shareholder holds, in the value of Prognostics attributable to their non-voting common stock, shall be diluted in proportion to their current holdings as related to the total number of shares issued for all series within the non-voting Common Stock.

    7.06 COVENANT NOT TO COMPETE. Each party agrees that he will not, directly or indirectly, own, manage, operate, join, control, or participate in the ownership management, operation, or control of, or be employed or connected in any manner, with or by, any business under any name similar to the name of Prognostics or which competes in any similar business within an area called "said area" consisting of the counties of San Mateo, San Francisco, Marin, Solano, Santa Clara, Monterey, Contra Costa, Alameda, and San Benito for a period of three (3) years from the date hereof, or the happening of any event listed above, unless such party obtains the prior written consent of the Board of Directors

    Additionally, no party shall have the right to utilize any trade secret or confidential information in any future venture. All such trade secrets, confidential information, patents, copyrights and the like are protected property of Prognostics and no individual may reveal them to any person or entity who is not an employee, officer or member of the board of directors of Prognostics except in the ordinary course of business.

ARTICLE 8. DISPUTE RESOLUTION

    8.01 ARBITRATION. Except as otherwise specifically provided herein, an uncured default shall exist only if the Party claiming the default gives the other Party written notice of the nature of the default and the Party responsible for correcting such default does not cure the default within ten days of receipt of such written notice in the event of a monetary default, except that in the event of a non-monetary default whose nature is such that the default cannot be cured within the ten-day period no uncured default shall be deemed to exist if the steps to cure the fault are commenced within such ten-day period and thereafter diligently prosecuted.

Buy-Sell Agreement Between
Prognostics and J.B. Wood
Page 11

    Any controversy between any of the Parties involving the construction or application of any of the terms, provisions, or conditions of this agreement, shall, on the timely written request of any Party, be determined by arbitration. A Party (the "designating Party") may select an arbitrator and notify the other Party in writing. The other Party shall have ten days after receipt of such notice to select an arbitrator and notify the Designating Party of such selection. Failure to do so shall constitute a waiver of the right to select an arbitrator and the arbitrator selected by the Designating Party shall act as if he or she had been selected by both parties.

    If both Parties designate arbitrators as provided above, the two arbitrators shall select a third arbitrator (the "neutral arbitrator") within thirty days of the date the last arbitrator is designated. If the two arbitrators are unable to do so, either Party may apply to the American Arbitration Association or the Superior Court for the County of San Mateo California for the appointment of a neutral arbitrator.

    If an action is already pending on any matter concerning which an arbitration notice is given, that notice shall not be timely unless given before the expiration of ten days after service of process on the Party giving the notice.

    Except as otherwise provided in this article, the arbitration shall be in conformity with and subject to the Commercial Arbitration Rules of the American Arbitration Association. If such rules are not then in existence, the arbitration shall b in conformity with and subject to the California Code of Civil Procedure then in effect. The arbitration shall be conducted in Menlo Park, California or another place mutually selected by the Parties.

    The decision of the arbitrator or arbitrators shall be final and conclusive upon the Parties.

    The cost of the arbitration shall be borne equally by the Parties unless the neutral arbitrator determines that a Party has acted in bad faith or has unreasonably hindered or delayed the arbitration process in which event the neutral arbitrator or any court that is involved in selection of the neutral arbitrator may require such Part to pay all or a part of the other Party's fees and expenses and attorney's fees.

Buy-Sell Agreement Between
Prognostics and J.B. Wood
Page 12

    8.02 GOVERNING LAW. This Agreement is and shall be deemed to be made and performed in the State of California and is subject to and is to be construed under the laws of the State of California, except as to that body of law applicable to conflicts of law.

    8.03 SEVERABILITY. In the event that any provision of this Agreement shall be invalid or unenforceable for any reason, the remaining provisions of this Agreement shall remain in full force and effect and shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

    8.04 CAPTIONS. The headings of the Articles and Sections of this agreement are for convenience of reference only and shall not be used to construe the terms and provisions contained herein.

    8.05 ATTORNEY FEES. If an action or proceeding is commenced with respect to this Agreement, the prevailing party shall be entitled to reasonable attorney fees and other reasonable and necessary costs.

ARTICLE 9. GENERAL PROVISIONS.

    9.01 AGREEMENT TO PERFORM NECESSARY ACTS. Each party to this Agreement agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of the Agreement.

    9.02 AMENDMENTS. The provisions of this Agreement may be waived, altered, amended, modified, or repealed, in whole or in part, only on the written consent of all parties to the Agreement.

    9.03 SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon Prognostics and its successors and assigns and J. B. Wood and his legal representatives, heirs, testate and intestate, distributees and assigns, and transferees by operation of law, whether or not any such person shall have become a party to this Agreement and agreed in writing to join herein and to be bound by the terms and conditions hereof

    9.04 NOTICE. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service is served personally on the party to whom notice is to be given, or within 72 hours after mailing, if mailed to the party to whom notice is to be

Buy-Sell Agreement Between
Prognostics and J.B. Wood
Page 13

given, by first-class mail, registered or certified, postage prepaid, and properly addressed to the party at the address set forth on the signature page of this Agreement, or any other address that a party may designate by written notice to the others.

    9.05 ENTIRE AGREEMENT. This Buy-Sell Agreement contains the entire agreement between Prognostics and J. B. Wood concerning the rights granted and the obligations assumed in this Agreement, subject to the special option granted in the separate Employment Agreement, of the same date as this Agreement.

    9.06 REPRESENTATION BY COUNSEL/ASSUMPTION OF RISK.  Prognostics and Mr.
Wood have both been represented by an independent attorney who was selected by Prognostic or Mr. Wood, in the negotiation and preparation of this Agreement, except as set forth below. This Agreement has been fully explained to Mr. Wood and to Walter Smith, the authorized representative of Prognostics, by the respective independent attorney. Both Mr. Wood and Mr. Smith have carefully read this Agreement and are completely aware, not only of its contents, but also of its legal effect.

    IF ANY PARTY TO THIS AGREEMENT IS NOT REPRESENTED BY AN ATTORNEY, SUCH PARTY PRESENTS THAT HE HAS HAD SUFFICIENT TIME TO REVIEW THIS AGREEMENT, HAS HAD SUFFICIENT TIME TO PROCURE THE SERVICES OF AN ATTORNEY, HAS BEEN ADVISED TO SECURE THE SERVICES OF AN ATTORNEY BECAUSE OF THE IMPORTANCE OF ENTERING INTO A CONTRACT OF THIS MAGNITUDE, REPRESENTS THAT HE HAS KNOWINGLY ELECTED NOT TO SEEK LEGAL ADVICE, AND FREELY AND VOLUNTARILY ASSUMES THE RISK THAT HE IS NOT AWARE OF THE CONTENTS, OR LEGAL EFFECTS, OF THIS AGREEMENT.

Buy-Sell Agreement Between
Prognostics and J.B. Wood
Page 14

ARTICLE 10 SIGNATURES.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first shown above.

                        CORPORATION


                        By /s/ Walter P. Smith
                          ------------------------
                           Walter Smith, President
                           Prognostics
                           4500 Bohannon Drive, Suite 290
                           Menlo Park, CA 94025


                        By /s/ Walter P. Smith
                          ------------------------
                          Walter Smith Secretary


                        SHAREHOLDER


                        /s/ J.B. Wood
                        --------------------------
                        J.B. Wood
                        404 Del Medio Avenue
                        Mountain View, CA 94040

                                   PROMISSORY NOTE
                                  BETWEEN J.B. WOOD
                                   AND PROGNOSTICS

$40,000       Menlo Park, California                          December 19, 1994


    In installments as hereinafter state, for value received, I promise to pay to Prognostics at its Headquarters Office in Menlo Park, California, the sum of $40,000, with interest on unpaid principal at the rate of eight (8) percent per annum from date hereof until paid, said interest payable quarterly and principal and interest payable in lawful money of the United State of America. Said principal sum shall be due and payable in one installment of $40,000 at the end of the term of this note which is four (4) years commencing on December 19, 1994 and continuing until December 19, 1998. This note is renewable and may be extended for successive terms, or any portion thereof, at the sole discretion of Prognostics without notice to or consent of the undersigned.

    As the sole collateral and security for this promissory note I hereby pledge my interest in all shares of non-voting Common Stock of Prognostics owned by me. Concurrently with the execution of this Promissory Note I will endorse a stock assignment form(s) assigning my entire interest in my shares of non-voting Common Stock of Prognostics. I will turn over this assignment form(s), along with my stock certificate(s) for the non-voting Common Stock of Prognostics, to the secretary of the Corporation for Deposit. This note is a non-recourse note secured solely by the stock mentioned in the first sentence of this paragraph.

    Upon default in payment of any such installment of interest when due, the whole of the principal sum then remaining unpaid and all interest accrued hereon shall, at the option of the holder hereof, become immediately due and payable, with 30 days notice of demand. In case any payment herein provided for shall not be made at maturity, or if suit be brought to enforce payment of this Note, I further promise to pay all costs of enforcement, and collection including reasonable attorneys' fees. I further waive presentment, notice of non-payment, notice of dishonor, protest, demand, and diligence.

    IN WITNESS WHEREOF, this Note is executed as of the day and year first written above.



                        /s/ J.B. Wood
                        -------------------------------
                        J.B. Wood

Attest:



------------------

                                   FIRST AMENDMENT
                                         TO
                                  BUY-SELL AGREEMENT
                                 BETWEEN PROGNOSTICS
                                    AND J.B. WOOD


    The Buy-Sell Agreement ("Agreement") originally executed on December 19, 1994 at Palo Alto, California, between J. B. Wood ("Mr. Wood") and Prognostics, a California Corporation, ("Prognostics") with respect to shares of Prognostics' common stock is hereby Amended ("Amendment") as follows:

ARTICLE 1. RECITALS

    Whereas, Prognostics wishes to maintain the approximate ownership of Mr. Wood in the total percentage of the common stock outstanding; and

    Whereas, Mr. Wood and Prognostics believe such an Amendment to the current Buy-Sell Agreement to be in their best interests.

    Therefore, in consideration of the mutual covenants and conditions contained in the original Buy-Sell Agreement executed on December 19, 1994 and contained herein as an Amendment to the original document, Prognostics and Mr. Wood agree as follows:

ARTICLE 2. INCREASE IN NUMBER OF SHARES

    2.01 ADDITIONAL SHARES ISSUED. Additional non-voting common shares may be issued to Mr. Wood after the execution of this Amendment. The total number of non-voting common shares which may be issued as a result of this Amendment is
865. The purchase price of these non-voting common shares is $4.00 per share.

ARTICLE 3.  EXECUTION OF COMPLIMENTARY DOCUMENTS

    3.01 COMPLIMENTARY DOCUMENTS TO BE CONTEMPORANEOUSLY EXECUTED. Contemporaneously with the execution of this Amendment, additional documents, including but not limited to a promissory note, pledge agreement and spousal consent, shall be executed by and between Mr. Wood and Prognostics prior to the formal issuance of the stock certificates which evidence ownership in any non-voting common stock of Prognostics.

FIRST AMENDMENT TO BUY-SELL AGREEMENT
PAGE 2


ARTICLE 4.  PROVISIONS IN BUY-SELL AGREEMENT STILL IN EFFECT

    4.01 ALL PROVISIONS OF DOCUMENT EXECUTED DECEMBER 19, 1994 ARE IN EFFECT. The execution of this Amendment shall serve solely to supplement the provisions of the original Buy-Sell Agreement which was executed on December 19, 1994. Nothing in this Amendment shall serve to cancel a provision or to render the original document ineffective or expired, in whole or in part, except where specifically noted in 4.02 below.

    4.02 AMENDMENT(S) TO SPECIFIC PROVISIONS. The following provisions of the original Buy-Sell Agreement, dated December 19, 1994, are Amended as follows:

          7.02 CERTIFICATE LEGEND. Each share certificate, whether presently owned or subsequently issued, shall have conspicuously endorsed on its face the following words; "Sale, transfer, encumbrance, or disposition of the shares represented by this certificate is restricted by the provisions of a Buy-Sell Agreement between Mr. Wood and Prognostics dated December 19, 1994 as amended August 31, 1995. All provisions of the Buy-Sell Agreement and Amendment are incorporated by reference in this certificate. A copy of the Agreement and
Amendment may be inspected at the principal office of Prognostics."   A copy of
this Agreement and Amendment shall be delivered to the secretary of Prognostics and shall be shown only in case of necessity to individuals, (i.e., auditors, potential buyers of Prognostics, etc.), inquiring about them.

          7.05 PARTICIPATION OF OTHER INDIVIDUALS. It is anticipated that other individuals will be invited to purchase stock in Prognostics and nothing in this agreement shall prohibit the sale of these additional shares. The additional sales shall be allocated either from the authorized Preferred or non-voting Common shares. The appraisal value listed for all subsequent shares
issued shall be the same as that listed under Article 5 of this   agreement.
Therefore, the value of each share of currently issued stock will be diluted in proportion to the number of new shares subsequently issued. For example, if additional shares are issued, or series is authorized, from the non-voting Common shares, then the equity interest each Shareholder holds, in the value of Prognostics attributable to their non-voting Common stock, shall be diluted in proportion to their current holdings as related to the total number of shares issued for all series within the non-voting Common Stock.

FIRST AMENDMENT TO BUY-SELL AGREEMENT
PAGE 3


          8.01 ARBITRATION. Except as otherwise specifically provided herein, an uncured default shall exist only if the Party claiming the default gives the other Party written notice of the nature of the default and the Party responsible for correcting such default does not cure the default within ten days of receipt of such written notice in the event of a monetary default, except that in the event of a non-monetary default whose nature is such that the default cannot be cured within the ten-day period no uncured default shall be deemed to exist if the steps to cure the fault are commenced within such ten-day period and thereafter diligently prosecuted

    Any controversy between any of the Parties involving the construction or application of any of the terms, provisions, or conditions of this agreement, shall, on the timely written request of any Party, be determined by arbitration. A Party (the "designating Party") may select an arbitrator and notify the other Party in writing. The other Party shall have ten days after receipt of such notice to select an arbitrator and notify the Designating Party of such selection. Failure to do so shall constitute a waiver of the right to select an arbitrator and the arbitrator selected by the Designating Party shall act as if he or she had been selected by both parties.

    If both Parties designate arbitrators as provided above, the two arbitrators shall select a third arbitrator (the "neutral arbitrator") within thirty days of the date the last arbitrator is designated. If the two arbitrators are unable to do so, either Party may apply to the American Arbitration Association or the Superior Court for the County of Santa Clara California for the appointment of a neutral arbitrator.

    If an action is already pending on any matter concerning which an arbitration notice is given, that notice shall not be timely unless given before the expiration of ten days after service of process on the Party giving the notice.

    Except as otherwise provided in this article, the arbitration shall be in conformity with and subject to the Commercial Arbitration Rules of the American Arbitration Association. If such rules are not then in existence, the arbitration shall be in conformity with and subject to the California Code of Civil Procedure then in effect. The arbitration shall be conducted in Palo Alto, California or another place mutually selected by the parties.

    The decision of the arbitrator or arbitrators shall be final and conclusive upon the Parties.

FIRST AMENDMENT TO BUY-SELL AGREEMENT
PAGE 4


    The cost of the arbitration shall be borne equally by the Parties unless the neutral arbitrator determines that a Party has acted in bad faith or has unreasonably hindered or delayed the arbitration process in which event the neutral arbitrator or any court that is involved in selection of the neutral arbitrator may require such Party to pay all or a part of the other Party's fees and expenses and attorney's fees.

          9.05 ENTIRE AGREEMENT. This Buy-Sell Agreement contains the entire agreement between Prognostics and J. B. Wood concerning the rights granted and the obligations assumed in this Agreement, subject to the special option granted in the separate Employment Agreement, of the same date as this Agreement, December 19, 1994. This Agreement may be amended by the mutual written consent of both Mr. Wood and Prognostics at any time, and on as many occasions as may be advantageous, in the future.

    IF ANY PARTY TO THIS AGREEMENT IS NOT REPRESENTED BY AN ATTORNEY, SUCH PARTY PRESENTS THAT HE HAS HAD SUFFICIENT TIME TO REVIEW THIS AGREEMENT, HAS HAD SUFFICIENT TIME TO PROCURE THE SERVICES OF AN ATTORNEY, HAS BEEN ADVISED TO SECURE THE SERVICES OF AN ATTORNEY BECAUSE OF THE IMPORTANCE OF ENTERING INTO A CONTRACT OF THIS MAGNITUDE, REPRESENTS THAT HE HAS KNOWINGLY ELECTED NOT TO SEEK LEGAL ADVICE, AND FREELY AND VOLUNTARILY ASSUMES THE RISK THAT HE IS NOT AWARE OF THE CONTENTS, OR LEGAL EFFECTS, OF THIS AGREEMENT.

FIRST AMENDMENT TO BUY-SELL AGREEMENT
PAGE 5


ARTICLE 10 SIGNATURES.

    IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first shown above.

                             Corporation

                             By
                               ----------------------------
                               Walter Smith, President
                               Prognostics
                               400 Hansen Way
                               Palo Alto, CA 94303


                             By
                               ----------------------------
                               Walter Smith, Secretary



                             Shareholder

                             /s/ James B. Wood
                             ------------------------------
                             J. B. Wood

                                PROMISSORY NOTE
                               BETWEEN J.B. WOOD
                                AND PROGNOSTICS

$3,460                       PALO ALTO,CALIFORNIA            AUGUST 31, 1995


    In installments as hereinafter state, for value received, I promise to pay to Prognostics at its Headquarters Office in Menlo Park California, the sum of $3,460, with interest on unpaid principal at the rate of eight (8) percent per annum from date hereof until paid, said interest payable quarterly and principal
and interest payable in lawful money of the United State of America.   Said
principal sum shall be due and payable in one   installment of $3,460 at the end
of the term of this note which is four (4) years commencing on August 31, 1995 and continuing until August 31, 1999. This note is renewable and may be extended for successive terms, or any portion thereof, at the sole discretion of Prognostics without notice to or consent of the undersigned.

    As the sole collateral and security for this promissory note I hereby pledge my interest in all shares of non-voting Common Stock of Prognostics owned by me. Concurrently with the execution of this Promissory Note I will endorse a stock assignment form(s) assigning my entire interest in my shares of non-voting Common Stock of Prognostics. I will turn over this assignment form(s), along with my stock certificate(s) for the non-voting Common Stock of Prognostics, to the secretary of the Corporation for Deposit. This note is a non-recourse note secured solely by the stock mentioned in the first sentence of this paragraph.

    Upon default in payment of any such installment of interest when due, the whole of the principal sum then remaining unpaid and all interest accrued hereon shall, at the option of the holder hereof, become immediately due and payable, with 30 days notice of demand. In case any payment herein provided for shall not be made at maturity, or if suit be brought to enforce payment of this Note,
I further promise to pay all costs of   enforcement, and collection including
reasonable attorneys' fees. I further waive presentment, notice of non-payment, notice of dishonor, protest, demand, and diligence.

    IN WITNESS WHEREOF, this Note is executed as of the day and year first written above.

                                       /s/ James B. Wood
                                       ---------------------------
                                       J.B. Wood
Attest:

----------------------------

FIRST AMENDMENT TO BUY-SELL AGREEMENT
PAGE 11



                                   SPOUSAL CONSENT


    I acknowledge that I have read the foregoing First Amendment to Buy-Sell Agreement and additional Promissory Note, and that I know and understand the contents therein contained in each. I am aware that by the provisions of these documents, my spouse agrees to hold his shares of stock ("Shares") of Prognostics (the "Corporation"), subject to certain restrictions and to sell the Shares, including my interest in them, upon certain events. I hereby approve the provisions of each document and consent to such sale; and I agree that I will not make any transfer of, or otherwise deal with, the Shares or my interest therein during my lifetime except as expressly permitted by these documents. Upon my death, I agree that I will not make any transfer of, or otherwise deal with, my interest in the Shares, whether by bequest or by the application of the residuary clause of my Will or otherwise, in any manner that would have the effect of causing the Shares to cease being subject to these documents.

 Dated:     5/5/96           /s/ Paff Schmidt Wood
        --------------       -----------------------------
                             Mrs. Paff Wood

                                     EXHIBIT "H"


    PLEDGE AGREEMENT dated as of April 4, 1997, made by the undersigned (the "Pledgor") in favor of Fleet National Bank (the "Bank").

PRELIMINARY STATEMENTS:

    (1) The Bank has made a loan to the pledgor in the original principal amount of $240,000 (the "Loan"), as evidenced by a Time Promissory Note dated as of even date herewith (said Time Promissory Note, as it may hereafter be amended or otherwise modified from time to time, being the "Note," the terms defined therein and not otherwise defined herein being used herein as therein defined) made by the Pledgor in favor of the Bank.

    (2) The Pledgor is the owner of the shares (the "Pledged Shares") of stock described in Schedule I hereto and issued by the corporations named therein.

    (3) It is a condition precedent to the making of the Loan by the Bank, as evidenced by the Note, that the Pledgor shall have made the pledge contemplated by this Agreement.

    NOW, THEREFORE, in consideration of the premises and in order to induce the Bank to make the Loan evidenced by the Note, the Pledgor hereby agrees with the Bank as follows:

    SECTION 1. PLEDGE. The Pledgor hereby pledges to the Bank, and grants to the Bank a security interest in, the following (the "Pledged Collateral"):

         (a) the Pledged Shares and the certificates representing the Pledged Shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares; and

         (b) all proceeds of any and all of the foregoing Collateral (including, without limitation, proceeds that constitute property of the types described above).

    SECTION 2. SECURITY FOR OBLIGATIONS. This Agreement secures the payment of all obligations of the Pledgor now or hereafter existing under the Note and the other Facility Documents, whether for principal, interest, fees, expenses or otherwise, and all obligations of the Pledgor now or hereafter existing under this Agreement (all such obligations of the Pledgor being the "Obligations"). Without limiting the generality of the foregoing, this Agreement secures the payment of all amounts which constitute part of the Obligations and would be owed by the Pledgor to the Bank under the Note and the other Facility Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving the Pledgor. Notwithstanding anything to the contrary contained in this Agreement, the Note or any other Facility Document, the Bank's sole recourse against the Pledgor hereunder, whether for principal, interest, fees or other charges or claims, shall be limited to the Bank's rights and remedies with respect to the Pledged Collateral.

    SECTION 3. DELIVERY OF PLEDGED COLLATERAL. All certificates or instruments representing or evidencing the Pledged Collateral shall be delivered to and held by or on behalf of the Bank pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Bank. The Bank shall have the right, at any time in its discretion and without notice to the Pledgor, to transfer to or to register in the name of the Bank or any of its nominees any or all of the Pledged Collateral, subject only to the revocable rights specified in Section 6(a).

In addition, the Bank shall have the right at any time to exchange certificates or instruments representing or evidencing Pledged Collateral for certificates or instruments of smaller or larger denominations

    SECTION 4.     REPRESENTATIONS AND WARRANTIES. Except as set forth in
Schedule 4, the Pledgor represents and warrants as follows:

         (a) The Pledged Shares have been duly authorized and validly issued and are fully paid and non-assessable.

         (b) The Pledgor is the legal and beneficial owner of the Pledged Collateral free and clear of any lien, security interest, option or other charge or encumbrance except for the security interest created by this Agreement and except for the security interest in the Pledged Collateral held by Prognostics Corp. by virtue of (i) a Pledge and Assignment of Stock Certificate issued pursuant to a certain Buy-Sell Agreement made by the Pledgor in favor of Prognostics, a California corporation, dated as of December 19, 1994, as amended on August 31, 1995 (the "Buy-Sell Agreement"), securing the Pledgor's obligations under a Promissory Note dated as of December 19, 1994, in the original principal amount of $40,000 by the Pledgor in favor of Prognostics and
(ii) a Pledge and Assignment of Stock Certificate issued pursuant to the Buy-Sell Agreement, securing the Pledgor's obligations under a Promissory Note dated as of August 31, 1995, in the original principal amount of $3,460 by the Pledgor in favor of Prognostics. Prognostics Corp. has succeeded to the interests of Prognostics under said Pledge Agreements and said Promissory Notes.

         (c) The pledge of the Pledged Shares pursuant to this Agreement creates a valid and perfected first priority security interest in the Pledged Collateral (subject to the prior pledge in favor of Prognostics Corp. pursuant to the Pledge Agreements referred to in subsection (b) above), securing the payment of the Obligations.

         (d) No consent of any other person or entity and no authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required (i) for the pledge by the Pledgor of the Pledged Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by the Pledgor, (ii) for the perfection or maintenance of the security interest created hereby or (iii) for the exercise by the Bank of the voting or other rights provided for in this Agreement or the remedies in respect of the Pledged Collateral pursuant to this Agreement (except as may be required in connection with any disposition of any portion of the Pledged Collateral by laws affecting the offering and sale of securities generally).

         (e) There are no conditions precedent to the effectiveness of this Agreement that have not been satisfied or waived.

         (f) The Pledgor has, independently and without reliance upon the Bank and based on such documents and information as he has deemed appropriate, made his own credit analysis and decision to enter into this Agreement.

    SECTION 5. FURTHER ASSURANCES. The Pledgor agrees that at any time and from time to time, at the expense of the Pledgor, the Pledgor will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Bank may reasonably request, in order to perfect and protect any Pledged Collateral interest granted or purported to be granted hereby or to enable the Bank to exercise and enforce its rights and remedies hereunder with respect to any Pledged Collateral. On the request of the Bank, the Pledgor shall execute and deliver or cause to be executed and delivered to the Bank such documents and instruments respecting the Pledged Collateral as may be necessary for the Bank to perfect its interests in the Pledged Collateral or to enforce its rights hereunder, including, without limitation, any documents, opinions and affidavits that the Bank may reasonably request from time to time to obtain the transfer, and to assure itself or the transferability, of the Pledged Collateral without legend or "stop transfer" instructions. The Pledgor hereby irrevocably appoints the Bank as his attorney-in-fact and proxy, with full authority in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, from time to time in the Bank's discretion after the occurrence of an Event of Default (as hereinafter defined), to take any action and to execute and file any instrument (including, without limitation, one or more stock powers, other instruments of transfer and/or notices on SEC Form 144) that the Bank may deem necessary or advisable to accomplish the foregoing and the purposes of this Agreement, which appointment is coupled with an interest (and the Pledgor will, on request of the Bank, provide to the Bank all information which the Bank may request in order to complete such instruments).

    SECTION 6.     VOTING RIGHTS; DIVIDENDS; ETC.


         (a) So long as no event of default set forth in the Note (an "Event of Default") shall have occurred and be continuing:

                   (i) The Pledgor shall be entitled to exercise or refrain from exercising any and all voting and other consensual rights pertaining to the Pledged Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement or the Note; PROVIDED, HOWEVER, that the Pledgor shall not exercise or refrain from exercising any such right if, in the Bank's judgment, such action would have a material adverse effect on the value of the Pledged Collateral or any part thereof, and, PROVIDED, FURTHER, that the Pledgor shall give the Bank at least five days' written notice of the manner in which he intends to exercise, or the reasons for refraining from exercising, any such right.

                   (ii) The Pledgor shall be entitled to receive and retain any and all dividends paid in respect of the Pledged Collateral, PROVIDED, HOWEVER, that any and all

                        (A) dividends paid or payable other than in cash in respect of, and instruments and other property received, receivable or otherwise distributed in respect of, or in exchange for, any Pledged Collateral,

                        (B) dividends and other distributions paid or payable in cash in respect of any Pledged Collateral in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in-surplus, and

                        (C) cash paid, payable or otherwise distributed in respect of principal of, or in redemption of, or in exchange for, any Pledged Collateral,

shall be, and shall be forthwith delivered to the Bank to hold as, Pledged Collateral and shall, if received by the Pledgor, be received in trust for the benefit of the Bank, be segregated from the other property or funds of the Pledgor, and be forthwith delivered to the Bank as Pledged Collateral in the same form as so received (with any necessary endorsement or assignment).

                   (iii) The Bank shall execute and deliver (or cause to be executed and delivered) to the Pledgor all such proxies and other instruments as the Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the voting and other rights which he is entitled to exercise pursuant to paragraph (i) above and to receive the dividends which he is authorized to receive and retain pursuant to paragraph (ii) above.

         (b) Upon the occurrence and during the continuance of an Event of Default:

                   (i) All rights of the Pledgor to exercise or refrain from exercising the voting and other consensual rights which he would otherwise be entitled to exercise pursuant to Section 6(a)(i) and to receive the dividends which he would otherwise be authorized to receive and retain pursuant to Section 6(a)(ii) shall cease, and all such rights shall thereupon become vested in the Bank who shall thereupon have the sole right to exercise or refrain from exercising such voting and other consensual rights and to receive and hold as Pledged Collateral such dividends.

                   (ii) All dividends which are received by the Pledgor contrary to the provisions of paragraph (i) of this Section 6(b) shall be received in trust for the benefit of the Bank, shall be segregated from other funds of the Pledgor and shall be forthwith paid over to the Bank as Pledged Collateral in the same form as so received (with any necessary endorsement).

    SECTION 7. TRANSFERS AND OTHER LIENS. The Pledgor agrees that he will not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral, or (ii) create or permit to exist any lien, security interest, option or other charge or encumbrance upon or with respect to any of the Pledged Collateral, except for the security interest under this Agreement and the pledge in favor of Prognostics Corp. pursuant to the Pledge Agreements referred to in subsection 4(b) above).

    SECTION 8. BANK APPOINTED ATTORNEY-IN-FACT. The Pledgor hereby appoints the Bank the Pledgor's attorney-in-fact, with full authority in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, from time to time in the Bank's discretion to take any action and to execute any instrument which the Bank may deem necessary or advisable to accomplish the purposes of this Agreement (subject to the rights of the Pledgor under Section 6), including, without limitation, to receive, endorse and collect all instruments made payable to the Pledgor representing any dividend or other distribution in respect of the Pledged Collateral or any part thereof and to give full discharge for the same.

    SECTION 9. BANK MAY PERFORM. If the Pledgor fails to perform any agreement contained herein, the Bank may itself perform, or cause performance of; such agreement, and the expenses of the Bank incurred in connection therewith shall be payable by the Pledgor under Section 13.

    SECTION 10. THE BANK'S DUTIES. The powers conferred on the Bank hereunder are solely to protect its interest in the Pledged Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Pledged Collateral in its possession and the accounting for moneys actually received by it hereunder, the Bank shall have no duty as to any Pledged Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Pledged Collateral, whether or not the Bank has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to any Pledged Collateral. The Bank shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral in its possession if the Pledged Collateral is accorded treatment substantially equal to that which the Bank accords its own property.

    SECTION 11. REMEDIES UPON DEFAULT. If an Event of Default shall have occurred and be continuing:

         (a) The Bank may exercise in respect of the Pledged Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party in default under the Uniform Commercial Code in effect in the State of Connecticut at that time (the "Code") (whether or not the Code applies to the affected Collateral), and may also, without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker's board or at any of the Bank's offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Bank may deem commercially reasonable. The Pledgor agrees that, to the extent notice of sale shall be required by law, at least ten days notice to the Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Bank shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. The Bank may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

         (b) Any cash held by the Bank as Pledged Collateral and all cash proceeds received by the Bank in respect of any sale of, collection from, or other realization upon all or any part of the Pledged Collateral may, in the discretion of the Bank, be held by the Bank as collateral for, and/or then or at any time thereafter be applied (after payment of any amounts payable to the Bank pursuant to Section 13) in whole or in part by the Bank against, all or any part of the Obligations in such order as the Bank shall elect. Any surplus of such cash or cash proceeds held by the Bank and remaining after payment in full of all the Obligations shall be paid over to the Pledgor or to whomsoever may be lawfully entitled to receive such surplus.

         (c) The Pledgor recognizes that the Bank may not effect an immediate public sale of any or all securities held as Pledged Collateral and may elect to sell the Pledged Collateral over a period of time and/or resort to one or more public or private sales thereof, which may result in prices, and be on other terms, less favorable to the Pledgor than if such sale were immediately made in a public sale. If, at the time of sale, the Bank determines that there may be a question as to whether the Pledged Collateral may be sold under Section 4(1) of the Securities Act of 1933, as amended (the "Securities Act") without restriction, the Bank, in its sole discretion at any such sale, may restrict the prospective bidders or purchasers as to their number, nature and investment intention (including, without limitation, requiring that the persons making such purchases represent and agree, to the satisfaction of the Bank, that they meet such criteria and are purchasing the securities for their own account, for investment and not with a view toward the distribution or resale of any thereof in violation of the Securities Act). The Bank may also sell such Pledged Collateral from time to time in limited quantities over a period of time and in transactions limited to "brokers' transactions" if needed to comply with Rule 144 promulgated under the Securities Act ("Rule 144"). Any sale may be made in one lot, as an entirety or in separate parcels, even if such sale is made at a discount from the then current market price of the securities and regardless of the availability of Section 4(1) of the Securities Act (without compliance with the restrictions under Rule 144), paragraph (k) of Rule 144 or another exemption from the registration provisions of the Securities Act or registration under the Securities Act.

    SECTION 12. PLEDGOR'S COOPERATION. If the Bank shall determine to exercise its right to sell all or any of the Pledged Collateral pursuant to
Section 11, the Pledgor agrees that, upon request of the Bank, the Pledgor will, at his own expense, do or cause to be done all such acts and things as may be necessary to make such sale of the Pledged Collateral or any part thereof valid and binding and in compliance with applicable law.

    SECTION 13. EXPENSES. The Pledgor will upon demand pay to the Bank the amount of any and all reasonable expenses, including, the reasonable fees and expenses of its counsel and of any experts and agents, which the Bank may incur in connection with the failure by the Pledgor to perform or observe any of the provisions hereof This Section is subject to the non-recourse provisions contained in the Note

    SECTION 14. AMENDMENTS, ETC. No amendment or waiver of any provision of this Agreement, and no consent to any departure by the Pledgor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

    SECTION 15. ADDRESSES FOR NOTICES. All notices and other communications provided for hereunder shall be sent in the manner set forth in the Note and to the addresses set forth in the Note

    SECTION 16. CONTINUING SECURITY INTEREST; ASSIGNMENTS UNDER NOTE. This Agreement shall create a continuing security interest in the Pledged Collateral and shall (i) remain in full force and effect until the payment in full of the Obligations and all other amounts payable under this Agreement, (ii) be binding upon the Pledgor, his successors and assigns, and (iii) inure, together with the rights and remedies of the Bank hereunder, to the benefit of, and be enforceable by, the Bank and its successors, transferees and assigns. Without limiting the generality of the foregoing clause (iii), the Bank may assign or otherwise transfer all or any portion of its rights and obligations under the Note (including, without limitation, all or any portion of the Loan owing to it) to any other person or entity, and such other person or entity shall thereupon become vested with all the benefits in respect thereof granted to the Bank herein or otherwise. Upon the later of payment in full of the Obligations and all other amounts payable under this Agreement, the security interest granted hereby shall terminate and all rights to the Pledged Collateral shall revert to the Pledgor. Upon any such termination, the Bank will, at the Pledgor's expense, return to the Pledgor such of the Pledged Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof and execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination.

    SECTION 17. GOVERNING LAW; TERMS. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Connecticut, except as required by mandatory provisions of law and except to the extent that the validity or perfection of the security interest hereunder, or remedies hereunder, in respect of any particular Pledged Collateral are governed by the laws of a jurisdiction other than the State of Connecticut. Unless otherwise defined herein or in the Note, terms defined in Article 9 of the Code are used herein as therein defined

    IN WITNESS WHEREOF, the Pledgor has duly executed and delivered this Agreement as of the date first above written.


                             /s/ James B. Wood
                             -------------------------
                             James B. Wood









STATE OF CALIFORNIA     )
                        ) ss:
COUNTY OF SANTA CLARA   )


    On this 31st day of March, 1997, before me personally came James B. Wood, to me known to be the individual described in, and who executed, the foregoing instrument, and acknowledged that he executed the same.


                                       /s/ Yvette M. Toland
                                       ------------------------------
                                       Notary Public
                                       My commission expires: 9/17/99

                                       [Notary Stamp]

                                                                      SCHEDULE I



                    Attached to and forming a part of that certain
                                   Pledge Agreement
                               dated April 4, 1997, by
                              James B. Wood, as Pledgor,
                           to Fleet National Bank, as Bank


                               Stock
Stock    Class of            Certificate                             Number of
Issuer     Stock               No(s).              Par Value          Shares
------     -----               ------              ---------          ------

                                     EXHIBIT "I"


    PLEDGE AGREEMENT dated as of April 4, 1997, made by the undersigned (the "Pledgor") in favor of Fleet National Bank (the "Bank").


PRELIMINARY STATEMENTS:

    (1) The Bank has made a loan to the Pledgor in the original principal amount of $360,000 (the "Loan"), as evidenced by a Time Promissory Note dated as of even date herewith (said Time Promissory Note, as it may hereafter be amended or otherwise modified from time to time, being the "Note," the terms defined therein and not otherwise defined herein being used herein as therein defined) made by the Pledgor in favor of the Bank.

    (2) The Pledgor is the owner of the shares (the "Pledged Shares") of stock described in Schedule I hereto and issued by the corporations named therein.

    (3) It is a condition precedent to the making of the Loan by the Bank, as evidenced by the Note, that the Pledgor shall have made the pledge contemplated by this Agreement.

    NOW, THEREFORE, in consideration of the premises and in order to induce the Bank to make the Loan evidenced by the Note, the Pledgor hereby agrees with the Bank as follows:

    SECTION 1. PLEDGE. The Pledgor hereby pledges to the Bank, and grants to the Bank a security interest in, the following (the "Pledged Collateral"):

         (a) the Pledged Shares and the certificates representing the Pledged Shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares; and

         (b) all proceeds of any and all of the foregoing Collateral (including, without limitation, proceeds that constitute property of the types described above).

    SECTION 2. SECURITY FOR OBLIGATIONS. This Agreement secures the payment of all obligations of the Pledgor now or hereafter existing under the Note and the other Facility Documents, whether for principal, interest, fees, expenses or otherwise, and all obligations of the Pledgor now or hereafter existing under this Agreement (all such obligations of the Pledgor being the "Obligations"). Without limiting the generality of the foregoing, this Agreement secures the payment of all amounts which constitute part of the Obligations and would be owed by the Pledgor to the Bank under the Note and the other Facility Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving the Pledgor. Notwithstanding anything to the contrary contained in this Agreement, the Note or any other Facility Document, the Bank's sole recourse against the Pledgor hereunder, whether for principal, interest, fees or other charges or claims, shall be limited to the Bank's rights and remedies with respect to the Pledged Collateral.

    SECTION 3. DELIVERY OF PLEDGED COLLATERAL. All certificates or instruments representing or evidencing the Pledged Collateral shall be delivered to and held by or on behalf of the Bank pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Bank. The Bank shall have the right, at any time in its discretion and without notice to the Pledgor, to transfer to or to register in the name of the Bank or any of its nominees any or all of the Pledged Collateral, subject only to the revocable rights specified in

Section 6(a). In addition, the Bank shall have the right at any time to exchange certificates or instruments representing or evidencing Pledged Collateral for certificates or instruments of smaller or larger denominations.

    SECTION 4.     REPRESENTATIONS AND WARRANTIES.  Except as set forth in
Schedule 4, the Pledgor represents and warrants as follows:

         (a) The Pledged Shares have been duly authorized and validly issued and are fully paid and non-assessable.

         (b) The Pledgor is the legal and beneficial owner of the Pledged Collateral free and clear of any lien, security interest, option or other charge or encumbrance except for the security interest created by this Agreement.

         (c) The pledge of the Pledged Shares pursuant to this Agreement creates a valid and perfected first priority security interest in the Pledged Collateral, securing the payment of the Obligations.

         (d) No consent of any other person or entity and no authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required (i) for the pledge by the Pledgor of the Pledged Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by the Pledgor, (ii) for the perfection or maintenance of the security interest created hereby or (iii) for the exercise by the Bank of the voting or other rights provided for in this Agreement or the remedies in respect of the Pledged Collateral pursuant to this Agreement (except as may be required in connection with any disposition of any portion of the Pledged Collateral by laws affecting the offering and sale of securities generally).

         (e) There are no conditions precedent to the effectiveness of this Agreement that have not been satisfied or waived.

         (f) The Pledgor has, independently and without reliance upon the Bank and based on such documents and information as he has deemed appropriate, made his own credit analysis and decision to enter into this Agreement.

    SECTION 5. FURTHER ASSURANCES. The Pledgor agrees that at any time and from time to time, at the expense of the Pledgor, the Pledgor will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Bank may reasonably request, in order to perfect and protect any Pledged Collateral interest granted or purported to be granted hereby or to enable the Bank to exercise and enforce its rights and remedies hereunder with respect to any Pledged Collateral. On the request of the Bank, the Pledgor shall execute and deliver or cause to be executed and delivered to the Bank such documents and instruments respecting the Pledged Collateral as may be necessary for the Bank to perfect its interests in the Pledged Collateral or to enforce its rights hereunder, including, without limitation, any documents, opinions and affidavits that the Bank may reasonably request from time to time to obtain the transfer, and to assure itself or the transferability, of the Pledged Collateral without legend or "stop transfer" instructions. The Pledgor hereby irrevocably appoints the Bank as his attorney-in-fact and proxy, with full authority in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, from time to time in the Bank's discretion after the occurrence of an Event of Default (as hereinafter defined), to take any action and to execute and file any instrument (including, without limitation, one or more stock powers, other instruments of transfer and/or notices on SEC Form 144) that the Bank may deem necessary or advisable to accomplish the foregoing and the purposes of this Agreement, which appointment is coupled with an interest (and the Pledgor will, on request of the Bank, provide to the Bank all information which the Bank may request in order to complete such instruments).

    SECTION 6.     VOTING RIGHTS; DIVIDENDS; ETC.

         (a) So long as no event of default set forth in the Note (an "Event of Default") shall have occurred and be continuing:

              (i) The Pledgor shall be entitled to exercise or refrain from exercising any and all voting and other consensual rights pertaining to the Pledged Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement or the Note; PROVIDED, HOWEVER, that the Pledgor shall not exercise or refrain from exercising any such right if, in the Bank's judgment, such action would have a material adverse effect on the value of the Pledged Collateral or any part thereof, and, PROVIDED, FURTHER, that the Pledgor shall give the Bank at least five days' written notice of the manner in which he intends to exercise, or the reasons for remaining from exercising, any such right.

              (ii) The Pledgor shall be entitled to receive and retain any and all dividends paid in respect of the Pledged Collateral, PROVIDED, HOWEVER, that any and all

                   (A) dividends paid or payable other than in cash in respect of, and instruments and other property received, receivable or otherwise distributed in respect of, or in exchange for, any Pledged Collateral,

                   (B) dividends and other distributions paid or payable in cash in respect of any Pledged Collateral in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in-surplus, and

                   (C) cash paid, payable or otherwise distributed in respect of principal of, or in redemption of, or in exchange for, any Pledged Collateral, shall be, and shall be forthwith delivered to the Bank to hold as, Pledged Collateral and shall, if received by the Pledgor, be received in trust for the benefit of the Bank, be segregated from the other property or funds of the Pledgor, and be forthwith delivered to the Bank as Pledged Collateral in the same form as so received (with any necessary endorsement or assignment).

              (iii) The Bank shall execute and deliver (or cause to be executed and delivered) to the Pledgor all such proxies and other instruments as the Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the voting and other rights which he is entitled to exercise pursuant to paragraph (i) above and to receive the dividends which he is authorized to receive and retain pursuant to paragraph (ii) above.

         (b) Upon the occurrence and during the continuance of an Event of a default.

              (i) All rights of the Pledgor to exercise or refrain from exercising the voting and other consensual rights which he would otherwise be entitled to exercise pursuant to Section 6(a)(i) and to receive the dividends which he would otherwise be authorized to receive and retain pursuant to Section 6(a)(ii) shall cease, and all such rights shall thereupon become vested in the Bank who shall thereupon have the sole right to exercise or refrain from exercising such voting and other consensual rights and to receive and hold as Pledged Collateral such dividends.

              (ii) All dividends which are received by the Pledgor contrary to the provisions of paragraph (i) of this Section 6(b) shall be received in trust for the benefit of the Bank, shall be segregated from other funds of the Pledgor and shall be forthwith paid over to the Bank as Pledged Collateral in the same form as so received (with any necessary endorsement).

    SECTION 7. TRANSFERS AND OTHER LIENS. The Pledgor agrees that he will not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral, or (ii) create or permit to exist any lien, security interest, option or other charge or encumbrance upon or with respect to any of the Pledged Collateral, except for the security interest under this Agreement.

    SECTION 8. BANK APPOINTED ATTORNEY-IN-FACT. The Pledgor hereby appoints the Bank the Pledgor's attorney-in-fact, with full authority in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, from time to time in the Bank's discretion to take any action and to execute any instrument which the Bank may deem necessary or advisable to accomplish the purposes of this Agreement (subject to the rights of the Pledgor under Section
6), including, without limitation, to receive, endorse and collect all instruments made payable to the Pledgor representing any dividend or other distribution in respect of the Pledged Collateral or any part thereof and to give full discharge for the same.

    SECTION 9. BANK MAY PERFORM. If the Pledgor fails to perform any agreement contained herein, the Bank may itself perform, or cause performance of, such agreement, and the expenses of the Bank incurred in connection therewith shall be payable by the Pledgor under Section 13.

    SECTION 10. THE BANK'S DUTIES. The powers conferred on the Bank hereunder are solely to protect its interest in the Pledged Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Pledged Collateral in its possession and the accounting for moneys actually received by it hereunder, the Bank shall have no duty as to any Pledged Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Pledged Collateral, whether or not the Bank has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against ally parties or any other rights pertaining to any Pledged Collateral. The Bank shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral in its possession if the Pledged Collateral is accorded treatment substantially equal to that which the Bank accords its own property.

    SECTION 11. REMEDIES UPON DEFAULT. If an Event of Default shall have occurred and be continuing:

         (a) The Bank may exercise in respect of the Pledged Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party in default under the Uniform Commercial Code in effect in the State of Connecticut at that time (the "Code") (whether or not the Code applies to the affected Collateral), and may also, without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker's board or at any of the Bank's offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Bank may deem commercially reasonable. The Pledgor agrees that, to the extent notice of sale shall be required by law, at least ten days' notice to the Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Bank shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. The Bank may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

         (b) Any cash held by the Bank as Pledged Collateral and all cash proceeds received by the Bank in respect of any sale of, collection from, or other realization upon all or any part of the Pledged Collateral may, in the discretion of the Bank, be held by the Bank as collateral for, and/or then or at any time thereafter be applied (after payment of any amounts payable to the Bank pursuant to Section 13) in whole or in part by the Bank against, all or any part of the Obligations in such order as the Bank shall elect. Any surplus of such cash or cash proceeds held by the Bank and remaining after payment in full of all the Obligations shall be paid over to the Pledgor or to whomsoever may be lawfully entitled to receive such surplus.

         (c) The Pledgor recognizes that the Bank may not effect an immediate public sale of any or all securities held as Pledged Collateral and may elect to sell the Pledged Collateral over a period of time and/or resort to one or more public or private sales thereof, which may result in prices, and be on other terms, less favorable to the Pledgor than if such sale were immediately made in a public sale. If, at the time of sale, the Bank determines that here may be a question as to whether the Pledged Collateral may be sold under Section 4(1) of the Securities Act of 1933, as amended
(the "Securities Act") without restriction, the Bank, in its sole discretion at any such sale, may restrict the prospective bidders or purchasers as to their number, nature and investment intention (including, without limitation, requiring that the persons making such purchases represent and agree, to the satisfaction of the Bank, that they meet such criteria and are purchasing the securities for their own account, for investment and not with a view toward the distribution or resale of any thereof in violation of the Securities
Act). The Bank may also sell such Pledged Collateral from time to time in limited quantities over a period of time and in transactions limited to "brokers' transactions" if needed to comply with Rule 144 promulgated under the Securities Act ("Rule 144"). Any sale may be made in one lot, as an entirety or in separate parcels, even if such sale is made at a discount from the then current market price of the securities and regardless of the availability of Section 4(1) of the Securities Act (without compliance with the restrictions under Rule 144), paragraph (k) of Rule 144 or another exemption from the registration provisions of the Securities Act or registration under the Securities Act.

    SECTION 12. PLEDGOR'S COOPERATION. If the Bank shall determine to exercise its right to sell all or any of the Pledged Collateral pursuant to
Section 11, the Pledgor agrees that, upon request of the Bank, the Pledgor will, at his own expense, do or cause to be done all such acts and things as may be necessary to make such sale of the Pledged Collateral or any part thereof valid and binding and in compliance with applicable law.

    SECTION 13. EXPENSES. The Pledgor will upon demand pay to the Bank the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, which the Bank may incur in connection with the failure by the Pledgor to perform or observe any of the provisions hereof. This Section is subject to the non-recourse provisions contained in the Note.

    SECTION 14. AMENDMENTS, ETC. No amendment or waiver of any provision of this Agreement, and no consent to any departure by the Pledgor here from, shall in any event be effective unless the same shall be in writing and signed by the Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose or which given.

    SECTION 15. ADDRESSES FOR NOTICES. All notices and other communications provided for hereunder shall be sent in the manner set forth in the Note and to the addresses set forth in the Note

    SECTION 16. CONTINUING SECURITY INTEREST; ASSIGNMENTS UNDER NOTE. This Agreement shall create a continuing security interest in the Pledged Collateral and shall (i) remain in full force and effect until the payment in full of the Obligations and all other amounts payable under this Agreement, (ii) be binding upon the Pledgor, his successors and assigns, and (iii) inure, together with the rights and remedies of the Bank hereunder, to the benefit of, and be enforceable by, the Bank and its successors, transferees and assigns. Without limiting the generality of the foregoing clause (iv), the Bank may assign or otherwise transfer all or any portion of its rights and obligations under the Note (including, without limitation, all or any portion of the Loan owing to it) to any other person or entity, and such other person or entity shall thereupon become vested with all the benefits in respect thereof granted to the Bank herein or otherwise. Upon the later of payment in full of the Obligations and all other amounts payable under this Agreement, the security interest granted hereby shall terminate and all rights to the Pledged Collateral shall revert to the Pledgor. Upon any such termination, the Bank will, at the Pledgor's expense, return to the Pledgor such of the Pledged Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof and execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination.

    SECTION 17. GOVERNING LAW; TERMS. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Connecticut, except as required by mandatory provisions of law and except to the extent that the validity or perfection of the security interest hereunder, or remedies hereunder, in respect of any particular Pledged Collateral are governed by the laws of a jurisdiction other than the State of Connecticut. Unless otherwise defined herein or in the Note, terms defined in Article 9 of the Code are used herein as therein defined.

    IN WITNESS WHEREOF, the Pledgor has duly executed and delivered this Agreement as of the date first above written.

                                  /S/ WALTER P. SMITH
                                  Walter P. Smith, Trustee under the
                                  Walter P. Smith Trust Agreement dated
                                  February 20, 1986







STATE OF CALIFORNIA     )
                        ) ss:
COUNTY OF SANTA CLARA   )


    On this 31st day of March, 1997, before me personally came Walter P. Smith, Trustee under the Walter P. Smith Trust Agreement dated February 20, 1986, to me known to be the individual described in, and who executed, the foregoing instrument, and acknowledged that he executed the same in his capacity as Trustee.


                                  /S/ YVETTE M. TOLAND
                                  Notary Public
                                  My commission expires: 9/17/99

                                  [Notary Stamp]

                                                                      SCHEDULE I


                   Attached to and forming a part of that certain
                                   Pledge Agreement
                               dated April 4, 1997, by
         Walter P. Smith, Trustee under the Walter P. Smith Trust Agreement dated February 20, 1986, as Pledgor,
                           to Fleet National Bank, as Bank





                             Stock
 Stock        Class of       Certificate                        Number of
 Issuer       Stock          No(s)             Par Value         Shares
--------     ----------     -------------     -----------      -----------